                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of January, 2004.
                                        --------------

Waterford Wedgwood plc                    Waterford Wedgwood U.K. plc
-------------------------------------------------------------------------------
                 (Translation of Registrants' Name Into English)


Kilbarry, Waterford, Republic of Ireland   Barlaston, Stoke-On-Trent, ST12 9ES England
--------------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

       Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F   X   Form 40-F
                 -----          ------

       Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -------

       Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -------

       Indicate by check mark whether by furnishing the information contained in this Form, the registrants are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes        No  X
                                       -------   -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  ----------

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                          WATERFORD WEDGWOOD plc



Date:  January 16, 2004                       /s/    RICHARD A. BARNES
                                          --------------------------------------

                                          Name: Richard A. Barnes
                                          Title:  Group Finance Director


                                          WATERFORD WEDGWOOD U.K. plc



Date:  January 16, 2004                       /s/    RICHARD A. BARNES
                                          --------------------------------------

                                          Name: Richard A. Barnes
                                          Title:  Group Finance Director

--------------------------------------------------------------------------------
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER (BEING, IN THE CASE OF STOCKHOLDERS IN IRELAND, AN ORGANISATION OR FIRM AUTHORISED OR EXEMPTED PURSUANT TO THE INVESTMENT INTERMEDIARIES ACT 1995 OR THE STOCK EXCHANGE ACT 1995 AND, IN THE CASE OF STOCKHOLDERS IN THE UNITED KINGDOM, AN ORGANISATION OR FIRM AUTHORISED PURSUANT TO THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM ("FSMA")) IMMEDIATELY.

If you have sold or otherwise transferred all of your registered holding of Stock Units in Waterford Wedgwood plc ("Waterford Wedgwood" or the "Company"), other than ex-rights, please forward this document and the accompanying Provisional Allotment Letter, where applicable, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through or by whom the sale or transfer was effected, for delivery to the purchaser or transferee. HOWEVER, NEITHER THIS DOCUMENT NOR THE PROVISIONAL ALLOTMENT LETTER SHOULD BE FORWARDED TO OR TRANSMITTED IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN OR THEIR RESPECTIVE TERRITORIES OR ANY OTHER JURISDICTIONS WHERE IT WOULD BE UNLAWFUL TO DO SO.

A copy of this document, which comprises listing particulars relating to the Company and its subsidiary, Waterford Wedgwood U.K. plc ("Waterford Wedgwood UK") prepared in accordance with the European Communities (Stock Exchange) Regulations 1984 (as amended) and a prospectus in accordance with the European Communities (Transferable Securities and Stock Exchange) Regulations 1992 (the "1992 Regulations"), together with the consents referred to in section 13 of
Part 5 of this document, and copies of the material contracts referred to in section 8 of Part 5 of this document, has been delivered to the Registrar of Companies in Dublin for registration in compliance with section 47 of the Companies Act 1963, as required by the 1992 Regulations. A copy of this document, which comprises a prospectus prepared in accordance with the Listing Rules of the UK Listing Authority under section 79 of FSMA, has been delivered for registration to the Registrar of Companies in England and Wales as required by sections 83 and 86 of FSMA.

Davy Stockbrokers and Davy Corporate Finance Limited, each of whom is regulated in Ireland by the Irish Financial Services Regulatory Authority, are acting for Waterford Wedgwood and Waterford Wedgwood UK and no one else in connection with the matters described in this document and will not be responsible to anyone other than Waterford Wedgwood and Waterford Wedgwood UK for providing the protections afforded to their customers or for providing advice in relation to the contents of this document or any matter referred to in this document.

--------------------------------------------------------------------------------

                                [WATERFORD LOGO]
                                [WEDGWOOD LOGO]

(Incorporated and registered in Ireland under the Companies Acts 1908 to 1924 with registered number 11861)

             3 FOR 11 RIGHTS ISSUE OF 213,640,119 NEW STOCK UNITS
                     AT (eurodollar)0.18 PER NEW STOCK UNIT
                                UNDERWRITTEN BY
                               DAVY STOCKBROKERS

--------------------------------------------------------------------------------
THE LATEST TIME AND DATE FOR ACCEPTANCE AND PAYMENT IN FULL IN RESPECT OF YOUR ENTITLEMENT UNDER THE RIGHTS ISSUE IS 9.30 A.M. ON 24 DECEMBER, 2003. THE PROCEDURE FOR ACCEPTANCE AND PAYMENT IS SET OUT IN PART 2 OF THIS DOCUMENT AND IS ALSO SET OUT IN THE PROVISIONAL ALLOTMENT LETTERS, WHICH ARE BEING
DESPATCHED WITH THIS DOCUMENT TO QUALIFYING NON-CREST STOCKHOLDERS.

The Rights Issue is not being made directly or indirectly in Canada, Australia or Japan or any other jurisdiction where it would be unlawful to do so, except pursuant to certain limited exceptions. The Rights Issue Units and the Provisional Allotment Letters have not been, and will not be, registered under the securities laws of any jurisdiction in Canada, Australia or Japan. Subject to certain exceptions, the Rights Issue Units and the Provisional Allotment Letters may not be, directly or indirectly, offered or sold, taken up, renounced or delivered, in or into Canada, Australia or Japan or to or by any resident of such countries. Overseas Stockholders and any persons (including, without limitation, nominees, custodians and trustees) who have a contractual or legal obligation to forward this document or a Provisional Allotment Letter to a jurisdiction outside of Ireland or the United Kingdom should read the paragraph entitled "Overseas Stockholders" in Part 2 of this document.

Neither the Rights Issue Units, nor the Provisional Allotment Letters referred to in this document, have been, or will be, registered under the US Securities Act of 1933, as amended (the "Securities Act") or any state securities laws, and neither the Rights Issue Units nor the Provisional Allotment Letters may be offered or sold within the United States or to, or for the account or benefit of, US persons (as defined in Regulation S under the Securities Act ("Regulation S")) unless an exemption from the registration requirements of the Securities Act is available. Accordingly, the Company and Waterford Wedgwood UK are not extending the Rights Issue into the United States unless an exemption from registration is available. For a description of restrictions on transfers and resales, see the section entitled "Transfer Restrictions" in Part 2 of this document. The Rights Issue Units which are not taken up in the Rights Issue will be offered and sold by the Underwriter outside the United States in offshore transactions only in accordance with Regulation S.

Neither the US Securities and Exchange Commission nor any state securities commission in the United States has approved or disapproved the New Stock Units or determined if this document is truthful or complete. Any representation to the contrary is a criminal offence.

Application has been made to the Irish Stock Exchange and to the UK Listing Authority for the Rights Issue Units to be admitted to the Official List of the Irish Stock Exchange and the Official List of the UK Listing Authority and application has been made to the Irish Stock Exchange and the London Stock Exchange for these shares to be admitted to trading on their respective main markets for listed securities. It is expected that Admission will become effective and dealings in the Rights Issue Units will commence, nil paid, on 2 December, 2003.

IN ADDITION TO THIS DOCUMENT, QUALIFYING NON-CREST STOCKHOLDERS ARE BEING SENT A PROVISIONAL ALLOTMENT LETTER. QUALIFYING CREST STOCKHOLDERS (NONE OF WHOM WILL RECEIVE A PROVISIONAL ALLOTMENT LETTER) WILL RECEIVE A CREDIT TO THEIR APPROPRIATE STOCK ACCOUNTS IN CREST IN RESPECT OF THE NIL PAID RIGHTS TO WHICH THEY ARE ENTITLED ON 2 DECEMBER, 2003. THE NIL PAID RIGHTS SO CREDITED ARE EXPECTED TO BE ENABLED FOR SETTLEMENT BY CRESTCO AS SOON AS PRACTICABLE AFTER ADMISSION HAS BECOME EFFECTIVE. ONLY QUALIFYING NON-CREST STOCKHOLDERS WITH A REGISTERED ADDRESS IN THE UK ARE ENTITLED TO MAKE PAYMENT FOR SUBSCRIPTION FOR THE NEW STOCK UNITS IN STERLING. THE STERLING PRICE PER NEW STOCK UNIT IS STG13P. SUCH STOCKHOLDERS SHOULD REFER TO SECTION 2(A) OF PART 2 OF THIS DOCUMENT FOR DETAILS OF THE PAYMENT METHODS AVAILABLE. ALL OTHER QUALIFYING STOCKHOLDERS, MUST, IF THEY WISH TO SUBSCRIBE FOR THEIR ENTITLEMENTS UNDER THE RIGHTS ISSUE, MAKE PAYMENT IN EURO AT THE PRICE PER NEW STOCK UNIT OF (eurodollar)0.18.

BOTH QUALIFYING CREST STOCKHOLDERS AND QUALIFYING NON-CREST STOCKHOLDERS SHOULD REFER TO THIS DOCUMENT FOR, INTER ALIA, DETAILS OF THE ACTION THEY SHOULD EACH TAKE IN RESPECT OF THE RIGHTS ISSUE.

QUALIFYING CREST STOCKHOLDERS WHO ARE CREST PERSONAL MEMBERS SHOULD REFER TO THEIR CREST SPONSORS REGARDING THE ACTION TO BE TAKEN IN CONNECTION WITH THIS DOCUMENT AND THE RIGHTS ISSUE.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                   CONTENTS
--------------------------------------------------------------------------------

                                                                       Page
EXPECTED TIMETABLE OF PRINCIPAL EVENTS                                  3

RIGHTS ISSUE STATISTICS                                                 4

FORWARD-LOOKING STATEMENTS                                              5

EXPLANATORY NOTE ON THE RIGHTS ISSUE                                    6

DIRECTORS, SECRETARY AND ADVISERS                                       8

PART 1:        LETTER FROM THE CHAIRMAN OF WATERFORD WEDGWOOD          10

PART 2:        DETAILS OF THE RIGHTS ISSUE                             19

PART 3:        UNAUDITED INTERIM RESULTS OF THE WATERFORD WEDGWOOD
               GROUP FOR THE SIX MONTHS ENDED 30 SEPTEMBER, 2003       37

PART 4:        PRO FORMA BALANCE SHEET FOR THE WATERFORD WEDGWOOD
               GROUP AS AT 30 SEPTEMBER, 2003                          47

PART 5:        ADDITIONAL INFORMATION                                  51

DEFINITIONS                                                            82

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                    EXPECTED TIMETABLE OF PRINCIPAL EVENTS
--------------------------------------------------------------------------------


Record Date for the Rights Issue                                              6.00 p.m. on 25 November, 2003

Despatch of this document and the Provisional Allotment Letter (to
 Qualifying Non-CREST Stockholders only)                                                    1 December, 2003

Ex-Rights date (i.e. being the date from which the Existing Stock Units
 will trade excluding the entitlement to participate in the Rights Issue)      8.00 a.m. on 2 December, 2003

DEALINGS IN THE RIGHTS ISSUE UNITS COMMENCE, NIL PAID                          8.00 A.M. ON 2 DECEMBER, 2003

Nil Paid Rights and Fully Paid Rights enabled in CREST                       8.00 a.m. on 2 December, 2003 *

Stock accounts in CREST credited with Nil Paid Rights                                       2 December, 2003

Recommended latest time for requesting withdrawal of Nil Paid Rights from CREST (i.e. if your Nil Paid Rights are in CREST and you wish
 to convert them to certificated form)                                        4.30 p.m. on 16 December, 2003

Latest time for depositing renounced Provisional Allotment Letters, nil paid, in CREST or for dematerialising Nil Paid Rights into a CREST
 stock account                                                                3.00 p.m. on 19 December, 2003

Latest time and date for splitting Provisional Allotment Letters, nil paid    3.00 p.m. on 22 December, 2003

LATEST TIME AND DATE FOR ACCEPTANCE AND PAYMENT IN FULL                       9.30 A.M. ON 24 DECEMBER, 2003

Dealings in the Rights Issue Units commence, fully paid                                    29 December, 2003

Recommended latest time for requesting withdrawal of Fully Paid
 Rights from CREST                                                              4.30 p.m. on 5 January, 2004

Latest time for depositing renounced Provisional Allotment Letters, fully paid, in CREST or for dematerialising Fully Paid Rights into a
 CREST stock account                                                            3.00 p.m. on 9 January, 2004

Latest time and date for splitting, fully paid                                 3.00 p.m. on 12 January, 2004

Latest time and date for registration of renunciation, fully paid              3.00 p.m. on 14 January, 2004

Expected date for crediting Rights Issue Units to CREST stock accounts                      15 January, 2004

Expected date of despatch of definitive stock certificates in respect of
 Rights Issue Units                                                            on or before 21 January, 2004

*     or as soon as practicable after Admission has become effective



NOTES:
(1)   All references to time in this document are to time in Dublin and London.
(2) The dates set out in the Expected Timetable of Principal Events above and mentioned throughout this document and in the Provisional Allotment Letter may be adjusted by Waterford Wedgwood, in which event details of new dates will be notified, via a Regulatory Information Service, to the Irish Stock Exchange, the UK Listing Authority and the London Stock Exchange and, where appropriate, to Qualifying Stockholders.
(3) If you have any questions on the procedure for acceptance and payment, you should contact Capita Corporate Registrars Plc, Tel +353 (0) 1 810 2450 in Dublin during normal business hours on any business day (excluding Saturdays, Sundays and public holidays). Please note that Capita Corporate Registrars Plc cannot provide financial advice on the merits of the Rights Issue or as to whether or not you should take up your entitlement.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                            RIGHTS ISSUE STATISTICS
--------------------------------------------------------------------------------


Market price of an Existing Stock Unit prior to announcement of
 Rights Issue(1)                                                                             (eurodollar)0.29
Market price of an Existing Stock Unit prior to publication of this
 document(2)                                                                                 (eurodollar)0.30
Issue Price of a Rights Issue Unit(3)                                                        (eurodollar)0.18
Number of Rights Issue Units being issued pursuant to the Rights
 Issue                                                                                            213,640,119
Number of Stock Units in issue following the Rights Issue                                         996,987,229
Net proceeds (after estimated expenses) of the Rights Issue            approximately (eurodollar)35.7 million

NOTES:
(1) The closing market price of an Existing Stock Unit on the Irish Stock Exchange on 13 November, 2003 according to the Daily Official List of the Irish Stock Exchange.
(2) The closing market price of an Existing Stock Unit on the Irish Stock Exchange on 25 November, 2003 (being the latest practicable date prior to the publication of this document) according to the Daily Official List of the Irish Stock Exchange.
(3) Qualifying Non-CREST Stockholders resident in the UK may elect to subscribe for their entitlements under the Rights Issue in either sterling or euro. The sterling price per New Stock Unit is Stg13p.






--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                           FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------
This document includes forward-looking statements within the meaning of the US federal securities laws. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this document, including, without limitation, those regarding the Group's future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the market in which the Group participates or is seeking to participate. In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "plan", "potential", "predict", "project", "should", or "will" or the negative of such terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which it will operate in the future.
Important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

o    acts of terrorism;

o    general economic conditions;

o the Group's ability to compete effectively in a highly competitive environment;

o    material exchange rate fluctuations;

o the Group's ability to predict future consumer tastes and fashion and regularly introduce and market innovative products;

o    the Group's ability to manage costs;

o    the Group's ability to implement its business strategy successfully;

o    the Group's ability to restructure its crystal and ceramics businesses;

o regulatory developments with respect to tariffs, international trade or otherwise;

o the Group's ability to fund future capital needs through borrowings or otherwise;

o    material fluctuation in the cost of certain of the Group's raw materials;

o    the Group's ability to service its existing and future indebtedness; and

o the Group's ability to compete effectively in a highly competitive environment.

Although the Directors believe that the expectations reflected in the forward-looking statements are reasonable, they cannot guarantee the Group's future results, levels of activity, performance or achievements. These forward-looking statements speak only as of the date of this document and no obligation is undertaken, save as required by law or by the Listing Rules, to update forward-looking statements to reflect new information, future events or otherwise.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      EXPLANATORY NOTE ON THE RIGHTS ISSUE
--------------------------------------------------------------------------------
A rights issue is a method for a company to raise money by offering its existing shareholders the right to subscribe at a fixed price for new securities in the company in a fixed proportion to their existing holding of securities.

The Rights Issue gives Qualifying Stockholders, being holders of Stock Units at
6.00 p.m. on 25 November, 2003, the right to subscribe for 3 Rights Issue Units for every 11 Existing Stock Units held by them on that date.

The price at which securities are offered in a rights issue is fixed by the company and is normally at a level which is below the prevailing market price. Waterford Wedgwood has set the price of the Rights Issue at (eurodollar)0.18 per Rights Issue Unit. Relative to the closing market price of each Existing Stock Unit on the Irish Stock Exchange on 13 November, 2003 (being the date prior to the announcement of the conditional Rights Issue) of (eurodollar)0.29, the Rights Issue Price represents a discount of approximately 38%. Relative to the closing market price of each Existing Stock Unit on the Irish Stock Exchange on 25 November, 2003 (being the latest practicable date prior to the publication of this document) of (eurodollar)0.30, the Rights Issue Price represents a discount of approximately 40%.

Accordingly, your right to participate in the Rights Issue is potentially valuable. Qualifying Stockholders should consider the risks involved before participating and, if in any doubt as to what action to take, should consult their financial adviser.

HOW TO PARTICIPATE IN THE RIGHTS ISSUE

(A) QUALIFYING NON-CREST STOCKHOLDERS

With this document, Qualifying Non-CREST Stockholders (other than certain Overseas Stockholders) will have received a Provisional Allotment Letter ("PAL"). This shows:

In Box 1: the number of Existing Stock Units registered in your name at 6.00 p.m. on 25 November, 2003;

In Box 2: the number of Rights Issue Units for which you are entitled to subscribe;

In Box 3: the price at which the Rights Issue Units are being offered; and

In Box 4: the amount you need to pay if you wish to take up your Rights in full.

Qualifying Non-CREST Stockholders resident in the UK will have received a PAL showing in Box 3 thereof both a euro and sterling price at which the Rights Issue Units are being offered, and showing in Box 4 thereof both a euro and sterling amount payable to take up their Rights in full. Such Qualifying Non-CREST Stockholders, if they wish to subscribe for their entitlements under the Rights Issue, may elect to make payment in euro or in sterling. The election facility is personal to the original allottee only and is non-transferable.

If you wish to take up your Rights in full, you will need to send the completed PAL together with the required payment shown in Box 4 to Capita Corporate Registrars Plc at one of the addresses shown on the PAL to arrive no later than
9.30 a.m. on 24 December, 2003. A reply paid envelope is enclosed for your convenience.

If you do not wish to take up your Rights, you will not need to take any action. If you do not return your PAL by 9.30 a.m. on 24 December, 2003, the Company has made arrangements under which its brokers, Davy Stockbrokers, may try on your behalf to find other investors to take up your Rights, so long as they can achieve a premium over the Rights Issue Price and other related expenses. If Davy Stockbrokers succeeds in finding such investors for your Rights and achieving such a premium, you will then be sent a cheque for the net proceeds (save in respect of net proceeds amounting to (eurodollar)3.80 or less which will, as permitted by the Listing Rules, be retained for the benefit of the Company). It is expected that cheques in respect of any such net proceeds (in euro) will be despatched on or before 12 January, 2004.

If you want to take up some, but not all, of your Rights, you should follow the procedure which governs the splitting of PALs, details of which are given in this document and in the PAL, and you should send the PAL, together with your payment for the amount you want to subscribe, to Capita Corporate Registrars Plc at one of the addresses shown on the PAL.

If you wish to sell your Rights, you should follow the instructions set out in this document and in the PAL.

STOCKHOLDERS SHOULD READ THE ENTIRE DOCUMENT AND SHOULD NOT PLACE RELIANCE ON THIS SUMMARY ALONE. FURTHER DETAILS ABOUT PARTICIPATING IN THE RIGHTS ISSUE, INCLUDING THE ABILITY TO TRADE THE RIGHTS, ARE SET OUT MORE FULLY IN PART 2 OF THIS DOCUMENT.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(B) QUALIFYING CREST STOCKHOLDERS

If you hold your Stock Units in CREST and qualify for the Rights Issue you will not have received a PAL with this document but your CREST stock account will be credited with your entitlement to Nil Paid Rights on 2 December, 2003.

Your attention is also drawn to section 2(B) of Part 2 of this document which sets out details of the actions to be followed by Qualifying CREST Stockholders.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                       DIRECTORS, SECRETARY AND ADVISERS
--------------------------------------------------------------------------------

BOARD OF DIRECTORS:       Sir Anthony O'Reilly * (Chairman)             KC McGoran *
                          PJ Goulandris * (Bahamas) (Deputy Chairman)   S Michaels * (USA)
                          PR O'Donoghue (Group CEO)                     PJ Molloy *
                          RA Barnes (British) (Finance Director)        RH Niehaus * (USA)
                          PB Cameron (USA)                              Lady O'Reilly * (Greek)
                          GP Dempsey *                                  T O'Reilly, Jnr
                          J Foley                                       BD Patterson *
                          L Glucksman * (USA)                           DW Sculley * (USA)
                          OC Kusel (German)                             Lord Wedgwood (British)
                          CJ McGillivary (USA)                          Dr FA Wedgwood * (British)

                          * denotes non-executive Director

                          all of 1-2 Upper Hatch Street, Dublin 2, Ireland.

COMPANY SECRETARY AND     Patrick Dowling,
REGISTERED OFFICE:        Kilbarry,
                          Waterford,
                          Ireland.

PRINCIPAL BANKERS:        Bank of Ireland,                              Royal Bank of Scotland,
                          Lower Baggot Street,                          280 Bishopsgate,
                          Dublin 2,                                     London EC2,
                          Ireland.                                      United Kingdom.

AUDITORS:                 PricewaterhouseCoopers,
                          Chartered Accountants and
                          Registered Auditors,
                          George's Quay,
                          Dublin 2,
                          Ireland.

FINANCIAL ADVISERS:       Davy Corporate Finance Limited,
                          Davy House,
                          49 Dawson Street,
                          Dublin 2,
                          Ireland.

SPONSORS AND              Davy Stockbrokers,
STOCKBROKERS:             Davy House,
                          49 Dawson Street,
                          Dublin 2,
                          Ireland.

SOLICITORS TO THE         William Fry,                                  Clifford Chance Limited
COMPANY:                  Fitzwilton House,                             Liability Partnership,
                          Wilton Place,                                 10 Upper Bank Street,
                          Dublin 2,                                     Canary Wharf,
                          Ireland.                                      London E14 5JJ,
                                                                        United Kingdom.
UNDERWRITERS:             Davy Stockbrokers,
                          Davy House,
                          49 Dawson Street,
                          Dublin 2,
                          Ireland.

--------------------------------------------------------------------------------
                                       8

--------------------------------------------------------------------------------
SOLICITORS TO THE         McCann FitzGerald,
UNDERWRITERS:             2 Harbourmaster Place,
                          International Financial Services Centre,
                          Dublin 1,
                          Ireland

REGISTRARS, RECEIVING     Capita Corporate Registrars Plc,
AGENTS AND PAYING         Unit 5,
AGENTS:                   Manor Street Business Park,
                          Manor Street,
                          Dublin 7,
                          Ireland.

--------------------------------------------------------------------------------
                                       9

--------------------------------------------------------------------------------
           PART 1 -- LETTER FROM THE CHAIRMAN OF WATERFORD WEDGWOOD
--------------------------------------------------------------------------------
                                [WATERFORD LOGO]
                                [WEDGWOOD LOGO]
(Incorporated and registered in Ireland under the Companies Acts 1908 to 1924 with registered number 11861)

Directors:                                      Registered Office:
Sir Anthony O'Reilly * (Chairman)                        Kilbarry,
PJ Goulandris * (Bahamas) (Deputy Chairman)             Waterford,
PR O'Donoghue (Group CEO)                                 Ireland.
RA Barnes (British) (Finance Director)
PB Cameron (USA)
GP Dempsey *
J Foley
L Glucksman * (USA)
OC Kusel (German)
CJ McGillivary (USA)
KC McGoran *
S Michaels * (USA)
PJ Molloy *
RH Niehaus * (USA)
Lady O'Reilly * (Greek)
T O'Reilly, Jnr
BD Patterson *
DW Sculley * (USA)
Lord Wedgwood (British)
Dr. FA Wedgwood * (British)                       1 December, 2003

* denotes non-executive Director


To Stockholders and, for information only, to Option Holders,


             3 FOR 11 RIGHTS ISSUE OF 213,640,119 NEW STOCK UNITS
                     AT (EURODOLLAR)0.18 PER NEW STOCK UNIT
                       UNDERWRITTEN BY DAVY STOCKBROKERS

Dear Stockholder,


INTRODUCTION
On 14 November, 2003 Waterford Wedgwood announced a proposed conditional Rights Issue of 213,640,119 New Stock Units at (eurodollar) 0.18 per New Stock Unit to raise approximately (eurodollar)38.5 million before expenses. The implementation of the Rights Issue, and the underwriting commitment provided by Davy Stockbrokers in respect of the Rights Issue, was conditional, inter alia, upon the successful completion by Waterford Wedgwood of the offering of Subordinated Bonds in the principal amount of not less than (eurodollar)165.0 million (before expenses), and the negotiation of, and execution of, amendments to, the Group's Original Credit Facility, the Group's Bilateral Facilities, the credit facilities of its subsidiary, Rosenthal, and its US$95.0 million Private Placement Notes (and the funding of partial repayments of each of those facilities as required under such amendments).

The pre-conditions to the Rights Issue, further details of which are contained in the section of this Part 1 entitled "Refinancing Transactions" and in section 8(ii) of Part 5 of this document, have now been satisfied, except in respect of the condition relating to Admission. Accordingly, this document provides further information on the reasons for, details of, and the method of participation in, the Rights Issue.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

INFORMATION ON WATERFORD WEDGWOOD
Waterford Wedgwood is one of the world's leading designers, manufacturers and marketers of branded luxury lifestyle products, including high quality crystal, ceramics (such as fine bone china, fine porcelain and earthenware) and premium cookware. The Group's portfolio of established luxury lifestyle brands includes Waterford crystal, Wedgwood fine bone china, Rosenthal porcelain, and All-Clad premium cookware. The Group also has well established co-branding relationships with a range of leading designers and celebrities, including Versace, Vera Wang, Emeril Lagasse, Jasper Conran and John Rocha.

For the year ended 31 March, 2003, Waterford Wedgwood generated net sales of (eurodollar)951.3 million. In that year, crystal accounted for 33.0% of net sales ((eurodollar)314.3 million), of which Waterford branded products (including Marquis by Waterford) accounted for approximately 89.3% of such net sales; ceramics accounted for 43.5% of net sales ((eurodollar)414.2 million), of which Wedgwood and Rosenthal branded products accounted for 53.4% and 27.8% of such net sales respectively; premium cookware accounted for 12.8% of net sales ((eurodollar)121.8 million), of which All-Clad branded products accounted for 77.2% of such net sales; and sales of other products (including Waterford Linens and Waterford Writing Instruments, Waterford Holiday Heirlooms, Wedgwood gourmet foods and Rosenthal furniture, among others) accounted for the remaining 10.6% of the Group's sales ((eurodollar)101.0 million).

For the year ended 31 March, 2003, Waterford Wedgwood manufactured approximately two-thirds of its products, by net sales, at its manufacturing facilities in Ireland (crystal), the United Kingdom (primarily fine bone china and earthenware), Germany (primarily porcelain) and the United States (primarily premium cookware). In addition, for that year, Waterford Wedgwood outsourced certain of its products (those which can be manufactured without compromising on brand or product quality) to contract manufacturers in Europe (primarily crystal, porcelain and giftware) and Asia (primarily earthenware, linens and the Emerilware premium cookware range). In the year ended 31 March, 2003, Waterford Wedgwood estimates that approximately one third of its products, by net sales, were outsourced.

Waterford Wedgwood's products are sold across a wide range of geographical markets. During the year ended 31 March, 2003, approximately 50.4% of the Group's net sales were in the United States, 28.7% of net sales were in Ireland, the UK and Germany, and 20.9% of net sales were in the rest of the world. Products are sold through established and diversified channels to markets, on a wholesale and retail basis, as well as directly to consumers through the Group's mail order business.

STRATEGY
Waterford Wedgwood has, over the past several years, been committed to the implementation of its manufacturing modernisation, restructuring and outsourcing programmes, which are aimed at maintaining and expanding the Group's leading position in each of its crystal, ceramics and premium cookware markets. Over the past several years, the Group has made substantial capital investments in order to modernise and rationalise its production facilities, increase the use of automation and improve operating efficiency. Since 1992, the number of the Group's manufacturing facilities have been reduced from 18 to 7 and the Group estimates that approximately (eurodollar)232.6 million has been invested in capital expenditures (of which (eurodollar)150.8 million was invested in new plant and equipment) from 1 January, 1998 through 31 March, 2003. As a result of these investments, the Directors believe that the production facilities of the Group in Ireland, the UK and Germany are among the most efficient and sophisticated crystal and ceramic manufacturing facilities in the world. Over the same period the Group has reduced costs and improved the efficiency and flexibility of production capacity in order to counteract the impact of prevailing difficult worldwide economic conditions.

The Directors therefore believe that the Group has been positioned to benefit from a reduced cost base and any upturn in the demand for luxury lifestyle products.

The Group's restructuring programmes are proceeding as detailed below:

THE 2001 RESTRUCTURING PROGRAMME
In 2001, following the terrorist attacks of 11 September, 2001 and in anticipation of further reductions in demand for luxury products, the Group announced a restructuring programme aimed at lowering operating costs, improving factory efficiency and reducing under-utilised production capacity.

This restructuring programme involved the consolidation of the Wedgwood warehousing operations in the UK, an increased use of technology and the decentralisation of certain Wedgwood central sales and administrative functions, the closure of the Stuart branded crystal manufacturing plant in the UK, the consolidation of the Stuart branded crystal manufacturing at the Group's existing crystal manufacturing plant in Ireland, the reduction of production capacity at its crystal and ceramics manufacturing plants, the write-off of (eurodollar)12.5 million


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                                       11
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in inventory (primarily Waterford Millennium products and Stuart crystal) and
(eurodollar)5.4 million in exceptional restructuring charges for the closure of under-performing concessions (including the closure of several Rosenthal outlets).

These restructuring measures resulted in exceptional restructuring charges in an aggregate amount of (eurodollar)61.8 million for the year ended 31 December, 2001. As part of the 2001 restructuring programme, Waterford Wedgwood estimates that approximately 1,117 employees and independent contract workers have been laid off by the Group, which accounted for (eurodollar)29.9 million of the (eurodollar)61.8 million in exceptional restructuring charges for the year ended 31 December, 2001. Waterford Wedgwood estimates that net headcount reductions, together with favourable foreign exchange rate movements, have reduced aggregate payroll costs before pension contributions, between the year ended 31 December, 2001 and the year ended 31 March, 2003, by approximately (eurodollar)26.1 million per year. Waterford Wedgwood estimates that the 2001 restructuring programme has resulted in a decrease in operating expenses of approximately (eurodollar)33.0 million per year (inclusive of the (eurodollar)26.1 million savings per year from the net headcount reductions).

THE 2003 RESTRUCTURING PROGRAMME
In 2003, as a result of the continued decrease in demand for luxury products due primarily to the continued global economic downturn, the outbreak of the SARS epidemic and the conflict in Iraq, the Group announced an additional restructuring programme aimed at further lowering operating costs and reducing fixed production capacity.

This restructuring programme involved the planned closure of two earthenware manufacturing facilities in Stoke-on-Trent in the UK, the consolidation of the Wedgwood branded earthenware production at existing manufacturing facilities in Barlaston (Stoke-on-Trent) in the UK, the outsourcing of the production of Johnson Brothers branded earthenware to the People's Republic of China, as well as the reorganisation of Wedgwood's European retail and marketing operations (which resulted in exceptional restructuring charges of (eurodollar)28.5 million (relating to fixed asset impairment and inventory write down) in the year ended 31 March, 2003), the implementation of an early retirement and redeployment programme, the further automation and rationalisation of Waterford's manufacturing operations in Ireland (which resulted in a restructuring charge of (eurodollar)3.0 million in the year ended 31 March, 2003) and certain headcount reductions of Waterford employees in the US (which resulted in a restructuring charge of (eurodollar)1.5 million in the year ended 31 March, 2003).

The 2003 restructuring programme is expected to be substantially completed by March, 2004 and has resulted in exceptional restructuring charges in an aggregate amount of (eurodollar)68.4 million, with (eurodollar)35.7 million recognised in the year ended 31 March, 2003, (eurodollar)25.7 million recognised in the three months ended 30 June, 2003 and (eurodollar)7.0 million recognised in the three months ended 30 September, 2003. As part of the 2003 restructuring programme, Waterford Wedgwood also recognised an exceptional charge of (eurodollar)2.7 million in the year ended 31 March, 2003 for the completion of the integration of Hutschenreuther's operations into those of Rosenthal. 966 employees (804 at Wedgwood and 162 at Waterford) have either voluntarily terminated their employment, or have been made redundant or been identified for redundancy as part of the 2003 restructuring programme. Additionally, Waterford Wedgwood plans to make at least an additional 72 Waterford employees redundant, the bulk of which redundancies are expected to occur by 31 March, 2004. These additional redundancies are expected to result in further employee cost savings. In addition, further savings are anticipated from the implementation of other elements of this restructuring plan, including the elimination of premium overtime and holiday work.

When fully implemented, Waterford Wedgwood estimates that the 2003 restructuring programme will yield aggregate cost savings of approximately (eurodollar)38.5 million per year.

In tandem with the above restructuring, Waterford Wedgwood remains committed to a strategy of maintaining its strong market position by continuing to introduce high quality products with innovative designs, to leverage its multi-channel distribution network and to invest in marketing and advertising activities which reinforces the public's awareness of Waterford Wedgwood's premium brands and supports new product offerings.

New designs for Waterford Wedgwood's premium brands are scheduled to be launched at the end of 2003, as well as the ongoing implementation of suitable designer and celebrity co-branding programmes. Planned brand expansions include the expansion of the Waterford brand into holiday giftware and the expansion of the Marquis by Waterford brand into Christmas tree decorations. All-Clad is also introducing a new range of products under both the All-Clad and Emeril labels.

Having historically distributed products through separate established distribution channels in order to specifically target consumers of these products, Waterford Wedgwood has recently begun to use the existing

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                                       12
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distribution networks of the Group's premier brands to market and sell other products. For example, after the acquisition of All-Clad, premium cookware products were marketed through the use of bridal registries, a method traditionally used to market crystal and ceramics at department stores in the United States.

The cost reductions, which will flow through from Waterford Wedgwood's restructuring programmes over the next calendar year, will, the Directors believe, allow for improved margins even in a static sales environment, such margins being further enhanced in the event of an economic recovery. The Group should therefore be able to improve its cash flow. While Waterford Wedgwood is contractually committed to use a portion of its cash flow to reduce indebtedness, it is the intention of the Directors, as a matter of policy, to reduce the Group's leverage and therefore use a significant portion of remaining future cash flow to further reduce the Group's indebtedness.

The Directors believe that the power of the Waterford Wedgwood brands, the geographical spread of its business and the significant market share position which the Group has in its major markets, allied to the cost reduction programmes described above, leave the Group well positioned to benefit from any upturn in the Group's markets.


REFINANCING TRANSACTIONS
Waterford Wedgwood's financial condition has been adversely affected by a number of factors in recent years, principally as a result of the fall in demand in luxury lifestyle products, which the Directors believe is primarily due to the continued worldwide economic downturn, the terrorist attacks in the United States on 11 September, 2001 and the geopolitical instability and armed conflict which have followed.

As a result, Waterford Wedgwood sought and obtained waivers (subject to certain conditions), until 28 November, 2003 (in the case of the Original Credit Facility) and 30 November, 2003 (in the case of the Existing Notes), of some of the respective financial covenants.

The terms of the refinancing package announced by the Group on 14 November, 2003, comprise a number of key elements designed to improve the Group's liquidity, extend the maturity of its indebtedness and provide a more stable long-term capital structure. The principal elements of this refinancing package comprise an Amended Revolving Credit Facility, to include certain Bilateral Facilities on a committed basis, an offering of Subordinated Bonds, an amendment to the Existing Notes, a new term loan for Rosenthal and the Rights Issue. For a more complete description of the Group's financing facilities, see section 7, entitled "Banking and other Facilities", of Part 5 of this document.


Each of the components of the Refinancing are inter-linked. The Amended Revolving Credit Facility and the Amended Existing Note Purchase Agreements require that a substantial portion of the net proceeds of the Subordinated Bonds be used to repay a portion of the indebtedness under the Original Credit Facility and the Existing Notes. It is expected that (eurodollar)102.3 million of the net proceeds of the offering of the Subordinated Bonds will be used to partially repay a portion of current indebtedness under the Original Credit Facility and the Existing Notes ((eurodollar)81.5 million and (eurodollar)20.8 million respectively). It is a condition to the effectiveness of the Amended Revolving Credit Facility and the Amended Existing Note Purchase Agreements that the Rights Issue be launched. The conditions of the underwritten Rights Issue, which, save for the listing of the Nil Paid Rights have now been satisfied, included, inter alia, the successful completion of the offering of the Subordinated Bonds and the entry into the agreements regulating the availability of the Group's senior debt facilities and Existing Notes, as detailed in this document. The listing of the Nil Paid Rights is expected to occur on 2 December, 2003. As a result, the proceeds of the Subordinated Bonds will be placed into escrow for the benefit of the noteholders until Admission takes place, which is expected to be for less than one Business Day.

As the total proceeds from the Rights Issue will not be received until approximately 6 January, 2004, it is a condition to the effectiveness of both the Amended Revolving Credit Facility and the Amended Existing Note Purchase Agreements that substantially all of the net proceeds of the Rights Issue be used to partially repay current indebtedness under the Amended Revolving Credit Facility and the Amended Existing Note Purchase Agreements upon the receipt by the Company of such funds.


SUBORDINATED BONDS
The Company today issued (eurodollar)166.0 million in principal amount of its 9 7/8% Subordinated Bonds due 2010, which are guaranteed by certain of the Company's subsidiaries. The net proceeds of the offering of the Subordinated Bonds of (eurodollar)156.8 million have been placed into escrow pending Admission. Upon Admission, the net proceeds of the Subordinated Bonds will be released from escrow and will be used to repay (i) (eurodollar)81.5 million in principal amount outstanding under the Original Credit Facility; (ii) (eurodollar)20.8 million in principal amount outstanding

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                                       13
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under the Amended Existing Note Purchase Agreements (in addition to a payment of
(eurodollar)3.4 million out of a total Make Whole early redemption payment of (eurodollar)3.8 million); and (iii) (eurodollar)9.9 million of principal amount outstanding under the Group's other senior debt facilities (being a repayment of (eurodollar)5.0 million under the Rosenthal Facilities and of (eurodollar)4.9 million under the Bilateral Facilities). The Group will retain the balance of the net proceeds from the offering of the Subordinated Bonds of approximately (eurodollar)41.2 million to discharge the various expenses of the refinancing of the long term debt ((eurodollar)12.5 million) and for general working capital purposes and additional liquidity ((eurodollar)28.7 million).

AMENDED REVOLVING CREDIT FACILITY
On 26 November, 2003, the Company, together with certain of its subsidiaries, entered into the Amended Revolving Credit Facility with a syndicate of banks, including Bank of Ireland and The Royal Bank of Scotland, as mandated lead arrangers. Under the terms of the Amended Revolving Credit Facility, (eurodollar)81.5 million of the net proceeds of the offering of the Subordinated Bonds will, upon the release of such proceeds from escrow, be required to be applied to the repayment of amounts of principal then outstanding under the Original Credit Facility.

The terms of the Amended Revolving Credit Facility further require that, upon completion of the Rights Issue, (eurodollar)26.4 million of the net proceeds of the Rights Issue be applied to the repayment of amounts then outstanding under the Original Credit Facility. After such repayments, borrowings under the Amended Revolving Credit Facility (which includes the Bilateral Facilities) will be reduced to (eurodollar)226.2 million.

AMENDED EXISTING NOTE PURCHASE AGREEMENTS
On 26 November, 2003, the Company entered into the Amended Existing Note Purchase Agreements with the holders of the Existing Notes. (eurodollar)20.8 million of the proceeds of the offering of the Subordinated Bonds are expected to be applied, upon the release of such proceeds from escrow, to the repayment of such amount of principal then outstanding under the Existing Notes.

Upon the completion of the Rights Issue, (eurodollar)6.7 million of the net proceeds of the Rights Issue are expected to be applied to the repayment of such principal amount of Existing Notes then outstanding. After such repayments, there will be an aggregate of approximately (eurodollar)54.3 million (US$62.9 million) of principal outstanding under the Existing Notes. Additionally a Make Whole early redemption payment of (eurodollar)3.8 million, financed from the proceeds of the Subordinated Bonds and of the Rights Issue, will be made.


ROSENTHAL FACILITIES
As part of the Refinancing, new credit facilities have been granted to Rosenthal and Waterford Wedgwood GmbH. Following a total repayment of (eurodollar)5.0 million of the facility granted to Waterford Wedgwood GmbH, to be financed from the net proceeds of the Subordinated Bonds, and a further partial repayment of (eurodollar)1.6 million of the facility granted to Rosenthal, to be financed from Rosenthal's short term deposits and cash, the new facility in the amount of (eurodollar)13.4 million will remain in place for the Rosenthal group of companies.

The completion of the Refinancing significantly improves the financial position and flexibility of the Group and, together with the implementation of the restructuring programme, ensures that the Group is much better positioned to benefit from any recovery in trading conditions.

Following the Refinancing, the Group retains a substantial amount of debt and significant interest payment obligations and remains subject to a number of restrictive covenants. Consequently, pending an appreciable improvement in trading and the application of the resultant cash flow or other actions to repay some of the outstanding debt, the Group remains subject to, inter alia, limitations on its flexibility in planning for, or reacting to, changes in its business and industry, and on its ability to fund future working capital requirements, capital expenditure, interest payments and acquisitions.

INFORMATION ON THE RIGHTS ISSUE
The Rights Issue, participation in which is available to all Qualifying Stockholders on a pro rata basis, will raise approximately (eurodollar)35.7 million, net of expenses (including underwriting commissions), by the issue of 213,640,119 New Stock Units at a price of (eurodollar)0.18 per New Stock Unit on the basis of 3 New Stock Units for every 11 Stock Units held on the Record Date. The number of New Stock Units (each comprising a New Ordinary Share in Waterford Wedgwood and a New Income Share in Waterford Wedgwood UK which are `twinned' together) to be issued under the Rights Issue does not exceed the authorised ordinary share capital of Waterford Wedgwood or the authorised income share capital of Waterford Wedgwood UK. The allotment of the New Ordinary Shares and the New Income Shares is also within the allotment authorities in place in the respective companies. Accordingly, no Stockholder approvals are required to facilitate the Rights Issue.

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                                       14
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The Issue Price represents approximately a 38% discount to the closing price on the Irish Stock Exchange of (eurodollar)0.29 per Stock Unit on 13 November, 2003, (the last Business Day before the announcement of the conditional Rights Issue) and approximately a 40% discount to the closing price of (eurodollar)0.30 per Stock Unit on 25 November, 2003, (the latest practicable date prior to the publication of this document). Accordingly, your right to participate in the Rights Issue is potentially valuable. The Rights Issue is fully underwritten by Davy Stockbrokers.

The Rights Issue is an essential element of the Group's refinancing programme in providing additional capital to the Group, which is to be applied as set out below.

USE OF PROCEEDS
The net proceeds of the Rights Issue, after deduction of estimated expenses and underwriting commissions, will be approximately (eurodollar)35.7 million.

The net proceeds from the offering of the Subordinated Bonds, after deducting the estimated expenses of the offering and the applicable underwriting discounts and commissions, are approximately (eurodollar)156.8 million.

On receipt of the Rights Issue proceeds, Waterford Wedgwood will apply the net proceeds of the Rights Issue of (eurodollar)35.7 million to repay (i) (eurodollar)26.4 million of the amount outstanding under the Original Credit Facility, (ii) (eurodollar)6.7 million under the Amended Existing Note Purchase Agreements (in addition to (eurodollar)0.4 million to be used to partially discharge the Make Whole early redemption payment on the Existing Notes) and
(iii) (eurodollar)1.6 million of other long term debt (which is a repayment under the Bilateral Facilities).

The residual amount of (eurodollar)0.6 million will be used for general working capital purposes.

On receipt of the Subordinated Bonds proceeds, Waterford Wedgwood will apply (eurodollar)81.5 million of such proceeds to the partial repayment of the Original Credit Facility, (eurodollar)20.8 million to the partial prepayment of the Existing Notes and (eurodollar)9.9 million to the partial repayment of other senior indebtedness (of which (eurodollar)4.9 million is a repayment under the Bilateral Facilities and the balance of (eurodollar)5.0 million is a repayment under the Rosenthal Facilities). Of the remaining (eurodollar)52.8 million proceeds of the offering of the Subordinated Bonds, (eurodollar)20.7 million will be used to discharge the various expenses of the refinancing of the Group's long term debt and of the issue of the Subordinated Bonds and (eurodollar)3.4 million will be used to partially discharge the Make Whole early redemption payment on the Existing Notes.

The remaining (eurodollar)28.7 million of the proceeds of the Subordinated Bonds will be used for general working capital purposes.

After the closing of the Rights Issue, Waterford Wedgwood may use part of its short-term deposits and cash to make additional repayments under the Amended Revolving Credit Facility, which amounts may be subsequently redrawn under the terms thereof.

The following tables summarises the expected sources and use of funds of the Rights Issue and of the Subordinated Bonds.


SOURCE OF FUNDS ((eurodollar) IN MILLIONS) (1)                       USE OF FUNDS ((eurodollar) IN MILLIONS)
Subordinated Bonds (gross proceeds)                   165.0          Repay Original Credit Facility               107.9
Rights Issue (gross proceeds)                          38.5          Repay Existing Notes (2)                      31.3
                                                                     Repay other senior debt (3)                   11.5
                                                                     General working capital purposes              29.3
                                                                     Fees and expenses (4)                         23.5
                                                      -----                                                       -----
Total proceeds                                        203.5                                                       203.5
                                                      =====                                                       =====

NOTES:
(1) The sources and uses of funds have been translated to euros at exchange rates of US$1.16, Stg (pounds sterling)0.69 and (yen)130.65, per (eurodollar)1.00, as appropriate.
(2) Includes a (eurodollar)3.8 million Make Whole payment arising from the partial redemption of the Existing Notes.
(3) Repayments of the Bilateral Facilities ((eurodollar)6.5 million) and repayments of the Rosenthal Facilities ((eurodollar)5.0 million).
(4) The aggregate of fees and expenses of the Rights Issue ((eurodollar)2.8 million), Subordinated Bonds ((eurodollar)8.2 million) and of the refinancing of senior debt ((eurodollar)12.5 million).

CURRENT TRADING AND PROSPECTS
As advised at the annual general meeting of the Company in July, 2003, an unusual confluence of events assured that the first quarter of the fiscal year would be challenging: the conflict in Iraq, its aftermath and fears of a SARS epidemic raised difficulties for virtually all luxury goods businesses at that time.

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                                       15
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The Group's unaudited interim results for the six months ended 30 September,
2003 issued on 14 November, 2003 (and reproduced in full in Part 3 of this document) demonstrate that, while earnings in the first quarter were adversely affected by the factors described above, by lower capacity utilisation and by adverse exchange movements, resulting in an operating loss (before exceptional restructuring charges and goodwill amortisation) of (eurodollar)11.9 million, improved sales in the second quarter reversed this under performance. Operating profit (before exceptional restructuring charges and goodwill amortisation) generated in the months of July, August and September was (eurodollar)16.1 million and, consequently, operating profit (before exceptional restructuring charges and goodwill amortisation) of (eurodollar)4.2 million was recorded for the six months to 30 September, 2003. First half Group net sales and EBITDA before exceptional restructuring charges was (eurodollar)405.8 million and (eurodollar)22.7 million respectively.

As stated in the Interim Results, the Group is confident that consumer spending is now beginning to recover, particularly in the Group's important US and Japanese markets.

In September, the beginning of the holiday season leading up to Christmas, net sales were 3% up on last year's net sales (at constant exchange rates). In the US, which accounts for over 50% of the Group's worldwide business, combined Waterford and Wedgwood sales were up 8% in the second quarter, having been down by 12% in the April to June quarter at constant exchange rates.

The US Christmas selling season is always important to the Waterford Wedgwood Group. Given this encouraging improvement in trading in September and October, and signs of an encouraging start to November, the Directors are optimistic of a much stronger Christmas this year.

The Directors are greatly encouraged by the improving sales trends, the signals that a meaningful recovery in US retail sales is starting to take hold, and the Group's enhanced profit margins which should flow from the restructuring and productivity programmes. We have confidence in the Group's prospects for the second half of fiscal year 2003. This outlook, combined with the Group's proposed new capital structure as detailed in this document, confirms the Directors' belief that Waterford Wedgwood has weathered the economic uncertainties of the last two years effectively. Waterford Wedgwood is now much better positioned to take advantage of the upturn in economic activity.

DIVIDEND POLICY
The payment of dividends is affected by the Group's trading levels, its net indebtedness and financial condition. In addition, various covenants relating to the Amended Revolving Credit Facility, the issue of the Subordinated Bonds and the Amended Existing Note Purchase Agreements limit (subject to specified exceptions and qualifications) the ability of the Group to, inter alia, incur additional indebtedness, make certain payments, including redemptions or repurchases of capital stock, and investments, create certain liens, transfer or sell assets, engage in sale and leaseback transactions, merge or consolidate with other entities or enter into transactions with affiliates. In the light of first half trading, the Directors have not recommended an interim dividend in respect of the six months ended 30 September, 2003. The Directors consider that the payment of a final dividend in respect of the fiscal year ending 31 March, 2004 will be dependent on the Group's trading performance in the second half of the fiscal year.

PRO FORMA FINANCIAL INFORMATION
As at 30 September, 2003, the Group had net assets of (eurodollar)160.8 million and Net Debt of (eurodollar)429.9 million. After adjusting for the receipt of the net proceeds of the Subordinated Bonds and of the Rights Issue, and the use of part of those proceeds to partially repay the Original Credit Facility and other senior indebtedness (including a partial repayment of the Rosenthal Facilities and of the Bilateral Facilities) and to repurchase a portion of the Existing Notes (including a Make Whole payment), the pro forma net assets of the Group as at 30 September, 2003 would have been (eurodollar)192.7 million and the pro forma Net Debt of the Group would have been (eurodollar)398.0 million. Further information on the pro forma financial position of the Group after the Refinancing is set out in Part 4 of this document.


TERMS OF THE RIGHTS ISSUE
Subject to the satisfaction of the conditions referred to below, a total of 213,640,119 Rights Issue Units are being offered at (eurodollar)0.18 per Rights Issue Unit, payable in full on acceptance, by way of Rights to Qualifying Stockholders, on the following basis:


             3 RIGHTS ISSUE UNITS FOR EVERY 11 EXISTING STOCK UNITS

held by them on the Record Date and otherwise on the terms and conditions as set out in this document.

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                                       16
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Holdings of Existing Stock Units in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue. The entitlement of Qualifying Stockholders to Rights Issue Units under the Rights Issue will be rounded down. Fractional entitlements to Rights Issue Units will not be allotted to Qualifying Stockholders, but will be aggregated and sold in the market, nil paid, for the benefit of the Company.

The Rights Issue Units, when issued and fully paid, will be in registered form and will rank pari passu in all respects with the Existing Stock Units, including the right to receive all dividends and other distributions thereafter declared, paid or made. Stockholders should note the disclosure in the section of this Part 1 entitled "Dividend Policy".

Further details of the Rights Issue, and the terms under which it is being made, including the procedure for acceptance and payment, are set out in Part 2 of this document.

The Rights Issue is now solely conditional upon Admission becoming effective by no later than 8.00 a.m. on 2 December, 2003 (or such later time and date as the Company and the Underwriter may agree, being not later than 5 December,
2003).

This Admission condition will be satisfied when dealings in the Rights Issue Units, nil paid, commences. This is expected to occur at 8.00 a.m. on 2 December, 2003.

Applications will be made for the Nil Paid Rights and Fully Paid Rights to be enabled for settlement and transfer within CREST. It is expected that the Nil Paid Rights and the Fully Paid Rights will be enabled for settlement and transfer within CREST at 8.00 a.m. on 2 December, 2003 or if later as soon as practicable on 2 December, 2003 after admission of the Nil Paid Rights to the Official Lists of the Irish Stock Exchange and UK Listing Authority has become effective.

THE LATEST TIME FOR ACCEPTANCE AND PAYMENT IN FULL FOR THE RIGHTS ISSUE UNITS IS 9.30 A.M. ON 24 DECEMBER, 2003.

PERSONS NOT RESIDENT IN IRELAND OR THE UNITED KINGDOM
Information for holders of Stock Units who have registered addresses outside Ireland or the United Kingdom, or who are citizens or residents of countries other than Ireland or the United Kingdom, appears in the section entitled "Overseas Stockholders" at section 7 of Part 2 of this document, which sets out restrictions applicable to such persons.

TAXATION
Information regarding Irish and UK taxation with regard to the Rights Issue is set out in sections 5 and 6 respectively of Part 2 of this document. This is intended only as a general guide and not advice. If you are in any doubt as to your tax position, you should consult your financial adviser as soon as possible.

ACTION TO BE TAKEN
The action to be taken in respect of the Rights Issue depends on whether the Nil Paid Rights or Fully Paid Rights in respect of which action is to be taken are in certificated or uncertificated form:

(i) if you hold your Existing Stock Units in certificated form and qualify for the Rights Issue, you will have received with this document a Provisional Allotment Letter showing the number of Rights Issue Units that you are entitled to subscribe for and containing full details regarding the procedure for acceptance and payment, renunciation, splitting and registration in respect of the Rights Issue Units. Sections 1 and 2(A) of
     Part 2 of this document contain further terms and conditions of, and procedures under, the Rights Issue. THE LATEST TIME AND DATE FOR THE RETURN OF PROVISIONAL ALLOTMENT LETTERS AND PAYMENT IN FULL IS 9.30 A.M. ON 24 DECEMBER, 2003.

     If you are resident in the United Kingdom and hold your Existing Stock Units in certificated form and qualify for the Rights Issue, the Provisional Allotment Letter which you have received with this document will show the cost of subscribing for your entitlement under the Rights Issue in both euro and sterling. You may elect to pay in either currency for the Rights Issue Units for which you are subscribing. The election facility is personal to the original allottee only and is non-transferable;

(ii) if you hold your Existing Stock Units in CREST and qualify for the Rights Issue you will not have received a Provisional Allotment Letter with this document but it is expected that your CREST stock account will be credited with your entitlement to Nil Paid Rights on 2 December, 2003. Sections 1 and 2(B) of Part 2 of this document contain further terms and conditions of, and procedures under, the Rights Issue. THE LATEST TIME AND DATE FOR PAYMENT IN FULL IS 9.30 A.M. ON 24 DECEMBER, 2003.

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FURTHER INFORMATION
Your attention is drawn to the further information set out in Parts 2 to 5 of this document.


DIRECTORS' PARTICIPATION IN THE RIGHTS ISSUE
Mr Goulandris and I share a common beneficial interest in, in aggregate, 155,776,890 Existing Stock Units, representing 19.89% of the Existing Issued Share Capital. In addition, Mr Goulandris and I are each separately interested in 36,311,201 and 670,907 Stock Units respectively, representing 4.64% and 0.09% respectively of the Existing Issued Share Capital. Mr Goulandris and I have jointly and severally irrevocably committed to participate in the Rights Issue to the full extent of the entitlement associated with our common holding of Existing Stock Units referred to above and to the full extent of the entitlement associated with our respective individual holding of Existing Stock Units referred to above, either by way of subscription for New Stock Units or by way of sub-underwriting.

The total number of Rights Issue Units therefore subject to our irrevocable commitments is 52,570,626, resulting in a combined investment cost of (eurodollar)9.46 million and representing 24.61% of the Rights Issue. On this basis, Mr Goulandris and I will, following the Rights Issue, share a common beneficial interest in, in aggregate 198,261,492 Stock Units, representing 19.89% of the Enlarged Issued Share Capital. In addition, Mr Goulandris and I will be each separately interested in 46,214,252 and 853,880 Stock Units respectively, representing 4.64% and 0.09% respectively of the Enlarged Issued Share Capital.

All of the remaining Directors with interests in the Existing Issued Share Capital intend to subscribe for the full amounts of their respective entitlements under the Rights Issue.



                               Yours faithfully,



                             SIR ANTHONY O'REILLY
                                    CHAIRMAN

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                      PART 2 -- DETAILS OF THE RIGHTS ISSUE
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                         (1) TERMS OF THE RIGHTS ISSUE

Subject to the satisfaction of the condition set out below, Qualifying Stockholders will be offered, by way of Rights, Rights Issue Units at a price of (eurodollar)0.18 each, payable in full upon acceptance. The Rights Issue is being made on the following basis:

             3 RIGHTS ISSUE UNITS FOR EVERY 11 EXISTING STOCK UNITS

held by them on the Record Date on the terms and conditions as set out in this document in the case of Qualifying CREST Stockholders and in this document and in the Provisional Allotment Letter in the case of Qualifying Non-CREST Stockholders.

THE LATEST TIME FOR ACCEPTANCE AND PAYMENT IN FULL UNDER THE RIGHTS ISSUE IS
9.30 A.M. ON 24 DECEMBER, 2003.

Holdings of Existing Stock Units in certificated form and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue.

The entitlement of Qualifying Stockholders to Rights Issue Units under the Rights Issue has been rounded down. Fractional entitlements to Rights Issue Units have not been allotted to Qualifying Stockholders, but will be aggregated and sold in the market, nil paid, for the benefit of the Company.

The Rights Issue Units will, when issued and fully paid, be in registered form and will rank pari passu in all respects with the Existing Stock Units, including the right to receive all dividends and other distributions thereafter declared, paid or made. Stockholders should note the disclosure in the section of Part 1 of this document entitled "Dividend Policy".

No temporary document of title, other than the nil and fully paid Provisional Allotment Letters, will be issued to Qualifying Non-CREST Stockholders in respect of the Rights Issue. The Provisional Allotment Letters, if renounced by Qualifying Non-CREST Stockholders, will become negotiable bearer documents.

The Rights Issue is conditional on Admission becoming effective by no later than 8.00 a.m. on 2 December, 2003 (or such later time and date as the Company and the Underwriter may agree, being no later than 5 December, 2003).

This condition will be satisfied when dealings in the Rights Issue Units, nil paid, commences. This is expected to occur at 8.00 a.m. on 2 December, 2003.

The Rights Issue has been fully underwritten by Davy Stockbrokers.

The Underwriting Agreement cannot be terminated after Admission. A summary of the principal terms of the Underwriting Agreement is set out in the section entitled "Material Contracts" at section 8(ii) of Part 5 of this document.

The Existing Stock Units are listed on the Official List of the Irish Stock Exchange and on the Official List of the UK Listing Authority and are admitted to trading on the main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange. Application has been made to the Irish Stock Exchange and to the UK Listing Authority for the Rights Issue Units to be admitted to the Official List of the Irish Stock Exchange and the Official List of the UK Listing Authority, and application has been made to the Irish Stock Exchange and the London Stock Exchange for the Rights Issue Units to be admitted to trading on their respective main markets for listed securities. Subject to such permission being granted and becoming effective, dealings in the Rights Issue Units, nil paid, will commence on 2 December, 2003. None of the Rights Issue Units have been or will be made available in whole or in part to the public in connection with such application, other than pursuant to the Rights Issue.

The attention of Overseas Stockholders is drawn to section 7 below.

Application has been made for the Nil Paid Rights and Fully Paid Rights to be admitted to CREST. CRESTCo requires the Company to confirm to it that certain conditions (imposed by the CREST Rules) are satisfied before CRESTCo will admit any security to CREST. It is expected that these conditions will be satisfied, in respect of the Nil Paid Rights and the Fully Paid Rights as soon as admission of the Nil Paid Rights to the Official Lists has become effective, which is expected to be at 8.00 a.m. on 2 December, 2003. As soon as

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practicable after satisfaction of the conditions, the Company will confirm to
CRESTCo that the relevant conditions have been satisfied and the Nil Paid Rights will then be enabled in CREST.

The Existing Stock Units are already admitted to CREST. Accordingly, no further application for admission to CREST is required for the Rights Issue Units; all of the Rights Issue Units, when issued and fully paid, may be held and transferred by means of CREST.

CREST PERSONAL MEMBERS SHOULD REFER TO THEIR CREST SPONSORS, AS ONLY THEIR CREST SPONSORS WILL BE ABLE TO TAKE THE NECESSARY ACTIONS SPECIFIED BELOW TO TAKE UP THEIR ENTITLEMENTS OR OTHERWISE TO DEAL WITH THE NIL PAID RIGHTS OR FULLY PAID RIGHTS OF CREST PERSONAL MEMBERS.

                             (2) ACTION TO BE TAKEN

(A) PROCEDURE FOR ACCEPTANCE AND PAYMENT FOR RIGHTS REPRESENTED BY PROVISIONAL ALLOTMENT LETTERS (WHICH DOES NOT INCLUDE CERTAIN OVERSEAS STOCKHOLDERS)

(a)  General

     Provisional Allotment Letters in respect of the Rights Issue Units have been despatched with this document to Qualifying Non-CREST Stockholders (other than certain Overseas Stockholders). The Provisional Allotment Letter contains details of the holding of Existing Stock Units registered in the name of the Qualifying Non-CREST Stockholder on the Record Date and on which their entitlement is based, and the number of Rights Issue Units provisionally allotted to them (for which they are entitled to subscribe). The Provisional Allotment Letter also contains full instructions regarding acceptance and payment, renunciation, splitting and registration in respect of the Rights Issue Units and the procedure to be followed if Qualifying Non-CREST Stockholders wish to dispose (whether before or after payment) of all or part of their entitlements.

     The allotment and issue of Rights Issue Units is made upon and is subject to the terms and conditions set out in this document and in the Provisional Allotment Letter.

(b)  Procedure for Acceptance and Payment

     QUALIFYING NON-CREST STOCKHOLDERS WHO WISH TO TAKE UP THEIR ENTITLEMENT IN WHOLE OR IN PART WILL BE REQUIRED TO SEND THE PROVISIONAL ALLOTMENT LETTER PROPERLY COMPLETED, TOGETHER WITH A REMITTANCE FOR THE FULL AMOUNT PAYABLE ON ACCEPTANCE, IN ACCORDANCE WITH THE INSTRUCTIONS PRINTED THEREON, TO THE COMPANY'S RECEIVING AGENTS, CAPITA CORPORATE REGISTRARS PLC AT PO BOX 7117, DUBLIN 2, IRELAND (IF DELIVERED BY POST) OR AT UNIT 5, MANOR STREET BUSINESS PARK, MANOR STREET, DUBLIN 7, IRELAND (IF DELIVERED BY HAND), WITH PAYMENT TO BE MADE IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT BELOW, SO AS TO ARRIVE BY NOT LATER THAN 9.30 A.M. ON 24 DECEMBER, 2003.

     All documents and remittances will be sent to or by the allottees or their renouncees (or their agents, as appropriate) at the risk of the persons entitled thereto. A reply-paid envelope accompanies the Provisional Allotment Letter for this purpose.

     FOR ALL NON-UK RESIDENT QUALIFYING NON-CREST STOCKHOLDERS, PAYMENTS MUST BE MADE IN EURO. PAYMENTS MADE IN EURO MUST BE MADE BY MEANS OF A CHEQUE DRAWN ON A LICENSED BANK OR BUILDING SOCIETY OR BRANCH OF A BANK OR BUILDING SOCIETY IN IRELAND OR A BANKERS' DRAFT DRAWN ON SUCH A BANK.

     ALL UK RESIDENT QUALIFYING NON-CREST STOCKHOLDERS MAY ELECT TO MAKE PAYMENT EITHER IN EURO OR IN STERLING. THE STERLING PRICE PER NEW STOCK UNIT IS STG13P. PAYMENTS MADE IN STERLING MUST BE MADE BY CHEQUE OR BANKER'S DRAFTS DRAWN ON A BANK OR BUILDING SOCIETY OR BRANCH OF A BANK OR BUILDING SOCIETY IN THE UK OR CHANNEL ISLANDS WHICH IS EITHER A SETTLEMENT MEMBER OF THE CHEQUE AND CREDIT CLEARING COMMITTEES OF THE SCOTTISH OR BELFAST CLEARING HOUSES OR WHICH HAS ARRANGED FOR ITS CHEQUES AND BANKER'S DRAFTS TO BE CLEARED THROUGH THE FACILITIES PROVIDED BY ANY OF THOSE COMPANIES OR COMMITTEES AND MUST BEAR THE APPROPRIATE SORT CODE IN THE TOP RIGHT HAND CORNER.

     ALL CHEQUES AND BANKERS' DRAFTS MUST BE MADE PAYABLE TO "CAPITA CORPORATE REGISTRARS PLC -- A/C WATERFORD WEDGWOOD PLC" AND CROSSED "A/C PAYEE ONLY".

     The Company reserves the right to instruct Capita Corporate Registrars Plc to seek special clearance of cheques to allow the Company to obtain value for remittances at the earliest opportunity. No interest will be paid on payments made before they are due and any interest earned on such payments will accrue for the benefit of the Company.


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    The return of a Provisional Allotment Letter with the appropriate remittance will constitute a warranty that the remittance will be honoured on first presentation. It is a term of the Rights Issue that cheques or bankers' drafts shall be honoured on first presentation. If cheques or bankers' drafts are not honoured on first presentation, the provisional allotment may be deemed by the Company to have been declined and to have lapsed.

    If payment in full is not received by 9.30 a.m. on 24 December, 2003, whether from Qualifying Stockholders or from persons to whom they have renounced their rights, the provisional allotments in respect of which payment has not been received will be deemed to have been declined. The Company reserves the right, but shall not be obliged, to treat as valid
    (i) Provisional Allotment Letters and accompanying remittances which are received through the post later than 9.30 a.m. on 24 December, 2003 (the cover bearing a legible postmark dated not later than 23 December, 2003) and (ii) applications in respect of which a remittance is received prior to 9.30 a.m. on 24 December, 2003 from an authorised person (being, in the case of Stockholders in Ireland, an organisation or firm authorised or exempted pursuant to the Investment Intermediaries Act 1995 or the Irish Stock Exchange Act 1995 and being, in the case of Stockholders in the United Kingdom, an adviser authorised pursuant to FSMA), specifying the Rights Issue Units concerned and undertaking to lodge the relevant Provisional Allotment Letter duly completed in due course.

    The Company also reserves the right (at its sole discretion) to treat a Provisional Allotment Letter as valid and binding on the person(s) by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions set out in this document or the Provisional Allotment Letter or if it is not accompanied by a valid power of attorney when required. References in this document to entitlements to Rights Issue Units having been taken up include Rights which Qualifying Non-CREST Stockholders shall be deemed to have validly taken up pursuant to any of the procedures described above.

    After the last time and date for registration of renunciation (fully paid) (which is expected to be 3.00 p.m. on 14 January, 2004) Provisional Allotment Letters will cease to be valid for any purposes other than certification.

    ALL ENQUIRIES IN CONNECTION WITH THE PROVISIONAL ALLOTMENT LETTERS SHOULD BE ADDRESSED TO CAPITA CORPORATE REGISTRARS PLC, PO BOX 7117, DUBLIN 2, IRELAND (IF BY POST) OR CAPITA CORPORATE REGISTRARS PLC, UNIT 5, MANOR STREET BUSINESS PARK, MANOR STREET, DUBLIN 7, IRELAND (IF IN PERSON) (TELEPHONE NUMBER + 353 1 810 2450).

    Please note, however, that Capita Corporate Registrars Plc cannot provide financial advice on the merits of the Rights Issue or as to whether or not you should take up your entitlement.

(c) Criminal Justice Act 1994 of Ireland and the United Kingdom Money Laundering Regulations 1993

    It is a term of the Rights Issue that, to ensure compliance with Part IV of the Criminal Justice Act 1994 of Ireland (the "1994 Act") and the United Kingdom's Money Laundering Regulations 1993 (the "Money Laundering Regulations"), Capita Corporate Registrars Plc may in its absolute discretion require verification of identity from a person lodging any Provisional Allotment Letter (the "applicant") including, without limitation, a person who either (i) tenders payment or a series of payments in Ireland which amounts to (eurodollar)13,000 (Stg (pounds sterling)10,000) or more by way of a cheque or banker's draft drawn on an account in the name of a person or persons other than the applicant or
    (ii) appears to Capita Corporate Registrars Plc to be acting on behalf of some other person. In the former case, verification of the identity of the applicant may be required. In the latter case, verification of the identity of the person on whose behalf the applicant appears to be acting may be required.

    Capita Corporate Registrars Plc shall be entitled to require, at its absolute discretion, verification of identity from any applicant including, without limitation, any person who appears to Capita Corporate Registrars Plc to be acting on behalf of some other person. Submission of a Provisional Allotment Letter will constitute a warranty and a collateral undertaking by the applicant promptly to provide to Capita Corporate Registrars Plc such information as may be specified by Capita Corporate Registrars Plc as being required for the purpose of the 1994 Act or the Money Laundering Regulations.

    Pending the provision of evidence satisfactory to Capita Corporate Registrars Plc as to identity, Capita Corporate Registrars Plc may, at its absolute discretion, retain a Provisional Allotment Letter lodged by an applicant for Rights Issue Units and/or the cheque, banker's draft or other remittance relating to it and/or refuse to enter the Rights Issue Units to which it relates on the register of members or issue any


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                                       21
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    share certificate in respect of them. If satisfactory evidence of identity has not been provided within a reasonable time, then the acceptance will not be valid but will be without prejudice to the right of the Company to take proceedings to recover any loss suffered by it as a result of the failure of the applicant to provide satisfactory evidence. In that case the application monies (without interest) will be returned to the bank or building society account from which payment was made.

    Failure to provide the necessary evidence of identity may result in delays in the despatch of receipted fully paid Provisional Allotment Letters and definitive share certificates or in the relevant Rights Issue Units not being credited to stock accounts in CREST, or may result in acceptances lapsing or being terminated. If within a reasonable period following a request for verification of identity, and in any cases by no later than
    9.30 a.m. on 24 December, 2003, Capita Corporate Registrars Plc has not received satisfactory evidence of identity, the Company may, at its absolute discretion, elect to treat as invalid the relevant Provisional Allotment Letter in which event, if such determination is made prior to
    9.30 a.m. on 24 December, 2003, the relevant entitlement will be deemed to have been declined and the arrangements described in the section entitled "Procedure for Rights Not Taken Up" at section 3 of this Part 2 will apply, save that any proceeds from a sale of the relevant shares (net of expenses of sale) which shall be issued to and registered in the name of the subscriber(s) or an amount equivalent to the original payment by the applicant, whichever is lower, will be held by the Company for the applicant, subject to the requirements of the 1994 Act or, as the case may be, the Money Laundering Regulations. Alternatively, the Company may terminate the applicant's rights in respect of the relevant shares, in which event the relevant rights will lapse and the monies payable on acceptance of the Rights will be returned without interest to the account at the drawee bank from which such monies were originally debited. Such termination shall be without prejudice to the rights of the Company to take proceedings against the applicant to recover the amount by which the net proceeds of sale (if any) of the relevant shares fall short of the full amount payable on acceptance under the Rights Issue in respect thereof.

    Capita Corporate Registrars Plc shall be entitled, at its sole discretion, to determine whether the verification of identity requirements apply to any applicant and whether such requirements have been satisfied, and none of Capita Corporate Registrars Plc, the Company or Davy Stockbrokers will be liable to any person for any loss suffered or incurred as a result of the exercise of such discretion.

    The following guidance is provided in order to reduce the likelihood of difficulties, delays and potential rejection of an application (but does not limit the right of Capita Corporate Registrars Plc to require verification of identity as stated above):

    (i) Applicants are urged if possible to make their own payment by their own cheque. If this is not practicable and an applicant uses a cheque drawn by a building society (not being drawn on an account in the name of the applicant) or other third party or banker's draft, the applicant should:

        (aa) write the applicant's name and address on the back of the building society cheque, banker's draft or other third party cheque and, in the case of an individual, record his date of birth against his name;

        (bb) if a building society cheque or banker's draft is used, ask the building society or bank to print on the cheque or banker's draft the full name and account number of the person whose building society or bank account is being debited or to write those details on the back of the cheque or banker's draft such endorsement being validated by a stamp and an authorised signature; and

        (cc) if sub-paragraph (bb) above does not apply, the applicant should enclose within his Provisional Allotment Letter evidence of his name and address from an appropriate third party; for example, a recent bill from a gas, electricity or telephone company or a bank statement, in each case bearing the applicant's name and address (originals of such documents (not copies) are required and will be returned in due course).

    (ii) If a Provisional Allotment Letter is delivered by hand, the applicant should ensure that he has with him evidence of identity bearing his photograph, (for example, a valid full passport) and evidence of his address.

    (iii) If you are lodging a Provisional Allotment Letter as agent for one or more persons and you are not a UK or EU regulated person or institution irrespective of the value of the Provisional Allotment Letter, Capita Corporate Registrars Plc is obliged to take reasonable measures to establish the


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        identity of the person or persons on whose behalf the Provisional
        Allotment Letter is being lodged. If the Provisional Allotment Letter is being lodged with payment by an agent which is an organisation required to comply with the EU Money Laundering Directive (91/308/EEC), or which is subject to anti-money laundering regulation in a country which is a member of the Financial Action Task Force (the non-EU members of which are Argentina, Australia, Brazil, Canada, Hong Kong, Iceland, Japan, Mexico, New Zealand, Norway, Singapore, Switzerland, Turkey and the United States), the agent should provide with the Provisional Allotment Letter written confirmation that it has that status and that it has obtained and recorded evidence of the identity of the person for whom it acts and that it will, on demand, make such evidence available to Capita Corporate Registrars Plc.

(d) Dealings in Nil Paid Rights in Certificated Form

    Dealings on the Irish Stock Exchange and the London Stock Exchange in the Rights provisionally allotted, are expected to commence, nil paid, at 8.00 a.m. on 2 December, 2003. A transfer of such Rights in nil paid certificated form, without payment of the price for the Rights Issue Units provisionally allotted, may, save as required by the laws of certain overseas jurisdictions, only be made by renunciation of the Provisional Allotment Letter (as described in the section entitled "Renunciation and Splitting of Provisional Allotment Letters" at sub-section (f) of this section 2(A) below) and delivery thereof to the transferee or, in the case of any person in whose favour the Rights have been renounced, by delivery of such letter to the transferee. Any transfer of Rights in certificated nil paid form by a UK resident Qualifying Non-CREST Stockholder (being a Stockholder who has the option to make payment for Rights for which it is subscribing in either euro or in sterling) will not involve a transfer of the sterling payment facility. This sterling payment option may only be exercised by the Stockholder in whose name the PAL is issued.

    If Admission of the Rights Issue Units, nil paid, does not become effective by 8.00 a.m. on 2 December, 2003, or such later time and/or date as Davy Stockbrokers and the Company may agree in writing (being not later than 5 December, 2003), the Provisional Allotment of the Rights Issue Units will be deemed to have been declined and any payments received will be returned without interest.

(e) Dealings in Fully Paid Rights in Certificated Form

    After acceptance of the provisional allotment and payment in accordance with the provisions set out in this document and in the Provisional Allotment Letter, the Rights Issue Units, fully paid, may be transferred by renunciation of the relevant Provisional Allotment Letter and delivery of the same to Capita Corporate Registrars Plc, at PO Box 7117, Dublin 2, Ireland (if delivered by post) or at Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand) up to 3.00 p.m. on the date twenty-one days after the Closing Date. This date is 14 January, 2004. Thereafter, the Rights Issue Units will be registered and will only be transferable by written instrument of transfer in the usual common form or any other form which the Directors may approve.

(f) Renunciation and Splitting of Provisional Allotment Letters

    The Provisional Allotment Letters will be fully renounceable, save as required by the laws of certain overseas jurisdictions (see section 7 entitled "Overseas Stockholders" below). They may be split on lodgement with Capita Corporate Registrars Plc at PO Box 7117, Dublin 2, Ireland (if delivered by post) or at Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand), up to 3.00 p.m. on 22 December, 2003 (nil paid) or up to 3.00 p.m. on 12 January, 2004 (fully paid). The latest time and date for registration of renunciation, fully paid, will be
    3.00 p.m. on 14 January, 2004. Once renounced, a Provisional Allotment Letter will become a negotiable document in bearer form. Instructions for registration and splitting are set out in detail in the Provisional Allotment Letters despatched with this document to Qualifying Non-CREST Stockholders.

    A Qualifying Non-CREST Stockholder originally entitled to a provisional allotment of Rights Issue Units who wishes to transfer all the Rights Issue Units comprised in a Provisional Allotment Letter must complete and sign Form X on such letter and deliver (but not in or into the United States, Canada, Australia, Japan, or any other jurisdiction in which it would be unlawful to do so) the entire Provisional Allotment Letter to the transferee or to the broker or bank acting for such Qualifying Stockholder. Payment for the Rights Issue Units so transferred must be made prior to 9.30 a.m. on 24 December, 2003.

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    If a Qualifying Non-CREST Stockholder wishes either to have only some of the Rights Issue Units registered in his name and to transfer the Rights to the remainder, or wishes to transfer the Rights to all the Rights Issue Units but to different persons, he may have the Provisional Allotment Letter split, for which purposes he must complete and sign Form X on the Provisional Allotment Letter. The Provisional Allotment Letter must then be lodged, with Capita Corporate Registrars Plc at PO Box 7117, Dublin 2, Ireland (if delivered by post) or at Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand) so as to arrive not later than 3.00 p.m. on 22 December, 2003 (nil paid) or 3.00 p.m. on 12 January, 2004 (fully paid), to be cancelled and exchanged for the split Provisional Allotment Letters required. The number of split Provisional Allotment Letters required and the number of Rights Issue Units to be comprised in each such Provisional Allotment Letter should be stated in an accompanying letter. Form X on split Provisional Allotment Letters will be marked by Capita Corporate Registrars Plc "Original Duly Renounced". On receipt of the split Provisional Allotment Letters, the Qualifying Non-CREST Stockholder should, if relevant, deal with the one relating to the Rights Issue Units to be retained by that Qualifying Non-CREST Stockholder in accordance with the procedure for acceptance and payment set out in the Provisional Allotment Letter and deliver the others to the renouncee(s) or the stockbroker or agent acting for such Qualifying Stockholder. Any renunciation and splitting by a UK resident Qualifying Non-CREST Stockholder (being a Stockholder who has the option to make payment for Rights Issue Units for which it is subscribing in either euro or in sterling) will not involve a transfer of the sterling payment facility. This sterling payment option may only be exercised by the Stockholder in whose name the PAL is issued.

(g) Registration in the name of the original allottee

    A Qualifying Non-CREST Stockholder who wishes to have all his entitlement to Rights Issue Units registered in his name must accept and make payment for such Rights Issue Units in accordance with the provisions set out in this document and in the Provisional Allotment Letter but need take no further action. From 3.00 p.m. on 14 January, 2004, Rights Issue Units in certificated form will be transferable by instrument of transfer complying with the Company's and Waterford Wedgwood UK's Articles of Association in any usual form or in any other form which the Directors may approve. Rights Issue Units in uncertificated form will, after that time, be transferable in accordance with the Company's and Waterford Wedgwood UK's Articles of Association and the rules and regulations relating to the transfer of shares in CREST.

(h) Registration in names of persons other than Qualifying Non-CREST
    Stockholders

    For a renouncee to have Rights Issue Units registered in his name, the renouncee or his agent must complete Form Y on the Provisional Allotment Letter and lodge the entire Provisional Allotment Letter with Capita Corporate Registrars Plc at PO Box 7117, Dublin 2, Ireland (if delivered by post) or at Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand), not later than 3.00 p.m. on 14 January, 2004. Registration cannot be effected unless the Provisional Allotment Letter is fully paid by 9.30 a.m. on 24 December, 2003.

(i) Definitive Stock Certificates

    Provisional Allotment Letters comprise temporary documents of title. Definitive stock certificates for the Rights Issue Units are expected to be despatched by post on or before 21 January, 2004 at the risk of the persons entitled thereto and on this date Provisional Allotment Letters will cease to be valid. No temporary documents of title will be issued and, pending the issue of definitive stock certificates, transfer of Rights Issue Units will be certified by Capita Corporate Registrars Plc against the surrender of fully paid Provisional Allotment Letters, and, in the case of renounced Provisional Allotment Letters, against the registration receipt, Form Y, bearing the stamp of Capita Corporate Registrars Plc.

    Following the despatch of definitive stock certificates in respect of Rights Issue Units, Provisional Allotment Letters in respect of those Rights Issue Units will cease to be valid for any purpose whatsoever.

    Notwithstanding any of the provisions of this document or of the Provisional Allotment Letter, the Company reserves the right to allot and/or to issue any Rights Issue Units in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or any part of CREST) or of the facilities and/or systems operated by Capita Corporate Registrars Plc in connection with CREST. This right may also be exercised if the correct details (such as participant ID and member account ID details) are not provided in the CREST Deposit Form on the Provisional Allotment Letter, where these are required.

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(j) Deposit of Nil Paid Rights or Fully Paid Rights into CREST

    The Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter may be converted into uncertificated form, that is, deposited into CREST (whether such conversion arises as a result of a renunciation of those Rights or otherwise). Subject as provided in the next following paragraph, normal CREST procedures apply in relation to any such conversion. You are recommended to refer to the CREST Manual for details of such procedures.

    The procedure for depositing the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter into CREST, whether such Rights are to be converted into uncertificated form in the name(s) of the person(s) whose name(s) and address(es) appear at the top of page 1 of the Provisional Allotment Letter or in the name of a person or persons to whom the Provisional Allotment Letter has been renounced, is as follows: Form X and the CREST Deposit Form on the Provisional Allotment Letter must be completed and the Provisional Allotment Letter deposited with the CCSS; in addition, the normal CREST stock deposit procedures must be carried out, except that:

    (aa) it will not be necessary to complete and lodge a separate CREST Transfer Form (prescribed under the Stock Transfer Act 1963) with the CCSS; and

    (bb) only the whole of the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter may be deposited in CREST.

    If you wish to deposit some only of the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter into CREST, you must first apply for split Provisional Allotment Letters. If the rights represented by more than one Provisional Allotment Letter are to be deposited, the CREST Deposit Form on each Provisional Letter must be completed and deposited. The consolidation listing form must not be used. A holder of the Nil Paid Rights represented by the Provisional Allotment Letter who is proposing to convert those rights into uncertificated form (whether following a renunciation of such Rights or otherwise) is recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Nil Paid Rights in CREST following the conversion to take all necessary steps in connection with taking up the entitlement prior to 9.30 a.m. on 24 December, 2003. In particular, having regard to processing times in CREST and on the part of Capita Corporate Registrars Plc, the latest recommended time for depositing a renounced Provisional Allotment letter duly completed, with the CCSS (in order to enable the person acquiring the Nil Paid Rights in CREST as a result of the conversion to take all necessary steps in connection with taking up the entitlement prior to 9.30 a.m. on 24 December, 2003) is 3.00 p.m. on 19 December, 2003. Any transfer of Nil Paid Rights and Fully Paid Rights represented by the PAL into CREST by a UK resident Qualifying Non-CREST Stockholder (being a Stockholder who has the option to make payment for Rights Issue Units for which it is subscribing in either euro or in sterling) will not involve a transfer of the sterling payment option. This sterling payment option may only be exercised by the Stockholder in whose name the PAL is issued and in respect of holdings in certificated form.


(B) ACTION TO BE TAKEN IN RELATION TO NIL PAID RIGHTS IN CREST

(a) General

    Subject as provided in section 7 of this Part 2 in relation to certain Overseas Stockholders, it is expected that each Qualifying CREST Stockholder will receive a credit to his stock account of his entitlement to Nil Paid Rights. The stock account to be credited will be an account under the participant ID and member account ID that apply to the Existing Stock Units held on the Record Date by the Qualifying CREST Stockholder in respect of which the Nil Paid Rights are provisionally allotted.

    The Nil Paid Rights will constitute a separate security for the purposes of CREST, and can accordingly be transferred in whole or in part, by means of CREST, in the same manner as any other security that is enabled for settlement and transfer in CREST.

    If for any reason stock accounts of Qualifying CREST Stockholders cannot be credited by, or the Nil Paid Rights cannot be enabled on 2 December, 2003, Provisional Allotment Letters will be sent out in substitution for the Nil Paid Rights which have not been so credited or enabled, and the expected timetable as set out in this document will be adjusted as appropriate. References to dates and times in this document should be read as subject to any such adjustment. Waterford Wedgwood will make an

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    appropriate announcement to the Irish Stock Exchange, the UK Listing
    Authority and the London Stock Exchange giving details of any such revised dates but Qualifying CREST Stockholders may not receive any further written communication.

    QUALIFYING CREST STOCKHOLDERS WHO WISH TO TAKE UP THEIR ENTITLEMENTS IN RESPECT OF NIL PAID RIGHTS, OR OTHERWISE TO TRANSFER NIL PAID RIGHTS OR FULLY PAID RIGHTS HELD BY THEM IN CREST, SHOULD REFER TO THE CREST MANUAL FOR FURTHER INFORMATION ON THE CREST PROCEDURES REFERRED TO BELOW. IF YOU ARE A CREST PERSONAL MEMBER YOU SHOULD CONSULT YOUR CREST SPONSOR IF YOU WISH TO TAKE UP YOUR ENTITLEMENT, AS ONLY YOUR CREST SPONSOR WILL BE ABLE TO TAKE THE NECESSARY ACTION TO TAKE UP YOUR ENTITLEMENT OF NIL PAID RIGHTS OR OTHERWISE TO DEAL WITH YOUR NIL PAID RIGHTS OR FULLY PAID RIGHTS.

(b) Procedure for acceptance and payment by Qualifying CREST Stockholders

    (1) MANY-TO-MANY INSTRUCTIONS

        Qualifying CREST Stockholders who wish to take up all or some of their entitlement in respect of Nil Paid Rights in CREST must send (or, if they are CREST personal members, procure that their CREST sponsor sends) a Many-To-Many ("MTM") instruction to CRESTCo which, on its settlement, will have the following effect:

        (aa) the crediting of a stock account of Capita Corporate Registrars Plc under the participant ID and member account ID specified below, with the number of Nil Paid Rights to be taken up;

        (bb) the making of a CREST payment to Capita Corporate Registrars Plc in respect of the full amount payable on acceptance of the Nil Paid Rights referred to in sub-paragraph (aa) above; and

        (cc) the crediting of a stock account of the accepting CREST members (being an account under the same participant ID and member account ID as the account from which the Nil Paid Rights are to be debited on settlement of the MTM instruction) of the corresponding number of Fully Paid Rights to which the CREST member is entitled on taking up his Nil Paid Rights referred to in sub-paragraph (aa) above.


    (2) CONTENTS OF MANY-TO-MANY INSTRUCTIONS

        The MTM instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

        (aa) the number of Nil Paid Rights to which the acceptance relates;

        (bb) the ISIN number of the Nil Paid Rights, which is IE0033696786;

        (cc) the ISIN number of the Fully Paid Rights, which is IE0033696893;

        (dd)       the participant ID of the accepting CREST member;

        (ee) the member account ID of the accepting CREST member from which the Nil Paid Rights are to be debited;

        (ff) the participant ID of Capita Corporate Registrars Plc in its capacity as a CREST receiving agent, which is 7RA08;

        (gg) the member account ID of Capita Corporate Registrars Plc in its capacity as a CREST receiving agent, which is WEDGWOOD;

        (hh) the number of Fully Paid Rights that the CREST member is expecting to receive on settlement on the MTM instruction. This must be the same as the number of Nil Paid Rights to which the acceptance relates;

        (ii) the amount payable (in euro only) by means of a CREST payment on settlement of the MTM instruction. This must be the full amount payable on acceptance in respect of the number of Nil Paid Rights referred to above;

        (jj) the intended settlement date. This must be on or before 9.30 a.m. on 24 December, 2003; and

        (kk) the Corporate Action Number for the Rights Issue. This will be available by viewing the relevant corporate action details in CREST.

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    (3) VALID ACCEPTANCES

        An MTM instruction complying with each of the requirements as to authentication and contents set out in sub paragraph (2)(B)(b) of this paragraph 2(B) above will constitute a valid acceptance where either:

        (aa) the MTM instruction settles by not later than 9.30 a.m. on 24 December, 2003; or

        (bb) (i) the MTM instruction is received by CRESTCo by not later than 9.30 a.m. on 24 December, 2003 and (ii) the number of Nil Paid Rights inserted in the MTM instruction is credited to the stock account of the accepting CREST member specified in the MTM instruction at 9.30 a.m. on 24 December, 2003.

        An MTM instruction will be treated as having been received by CRESTCo for these purposes at the time at which the instruction is processed by the Network Providers' Communications Host (as this term is defined in the CREST Manual at CRESTCo of the network provider used by the CREST member (or by the CREST personal member's CREST sponsor). This will be conclusively determined by the input time stamp applied to the MTM instruction by the Network Providers' Communications Host.


    (4) REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS OF CREST MEMBERS

        A CREST member or CREST personal member who makes a valid acceptance in accordance with paragraph 2(B) of this Part 2 represents, warrants and undertakes to the Company that:

        (aa) he has taken (or procured to be taken), and will take (or will procure to be taken) whatever action is required to be taken by him or by his CREST sponsor (as appropriate) to ensure that the MTM instruction concerned is capable of settlement by 9.30 a.m. on 24 December, 2003 and remains capable of settlement at all times thereafter until 2.00 p.m. on 24 December, 2003 (or until such later time and date as the Company may determine). In particular, the CREST member or CREST personal member represents, warrants and undertakes that, at 9.30 a.m. on 24 December, 2003 and at all times thereafter until 2.00 p.m. on 24 December, 2003 (or until such later time and date as the Company may determine), there will be sufficient Headroom within the Cap (as those terms are defined in the glossary to the CREST Manual) in respect of the memorandum account to be debited with the amount payable on acceptance to permit the MTM instruction to settle. CREST personal members should contact their CREST sponsor if they are in any doubt; and

        (bb) he does not have a registered address (and is not otherwise located) in the United States (and is not a US person (as defined in Regulation S)) or Canada, Australia or Japan, or any territory in which it is unlawful to make or accept an offer to subscribe for Rights Issue Units or to deal with the Nil Paid Rights or Fully Paid Rights in CREST in the way such rights have been or will be dealt with, is not acting for the account or benefit of a person in the United States (or a US person), Canada, Australia, or Japan; and is not acquiring rights to the Rights Issue Units with a view to the offer, sale, resale, transfer delivery or distribution directly or indirectly of any rights to the Rights Issue Units into the United States, Canada, Australia or Japan.


    (5) CREST PROCEDURES AND TIMINGS

        CREST members and CREST sponsors (on behalf of CREST personal members) should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in relation to the input of an MTM instruction and its settlement in connection with the Rights Issue. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST sponsored member to procure that his CREST sponsor takes) the action necessary to ensure that a valid acceptance is received as stated above by 9.30 a.m. on 24 December, 2003. In this regard, CREST members and (where applicable) CREST sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

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    (6) CREST MEMBER'S UNDERTAKING TO PAY

        A CREST member or CREST personal member, who makes a valid acceptance in accordance with the procedures set out in paragraph 2(B) of this
        Part 2:

        (aa) undertakes to pay to the Company or procure the payment to the Company of, the amount payable on acceptance in accordance with the above procedures or in such other manner as the Company may require (it being acknowledged that where payment is made by means of the CREST payment arrangements (as defined in the CREST Manual) the making of a CREST payment to Capita Corporate Registrars Plc shall, to the extent of the obligation so created, discharge in full the obligation of the CREST member (or to the extent of the obligation so created, discharge in full the obligation of the CREST member or CREST personal member) to pay to the Company the amount payable on acceptance); and

        (bb) requests that the Stock Units to which he will become entitled be issued to him on the terms set out in this document and subject to the Memorandum and Articles of Association of the Company and of Waterford Wedgwood UK.

    (7) COMPANY'S DISCRETION AS TO REJECTION AND VALIDITY OF ACCEPTANCES

        The Company reserves the right, in its absolute sole discretion to:

        (aa) reject any acceptances constituted by an MTM instruction, which is otherwise valid, in the event of breach of any of the representations, warranties and undertakings set out or referred to in this Part 2. Where an acceptance is made as described in paragraph 2(B)(b)(6) above of this Part 2 which is otherwise valid, and the MTM instruction concerned fails to settle by 2.00 p.m. on 24 December, 2003 (or by such later time and date as the Company has determined), the Company shall be entitled to assume for the purposes of its rights to reject an acceptance contained in this paragraph
                   (2)(B)(b)(7)(aa) of this Part 2, that there has been a breach of the representations, warranties and undertakings set out or referred to in this Part 2;

        (bb) treat as valid (and binding on the CREST member or CREST personal member concerned) an acceptance which does not comply in all respects with the requirements as to validity set out or referred to in this Part 2;

        (cc) accept an alternative properly authenticated dematerialised instruction from a CREST member or (where applicable) a CREST sponsor or constituting a valid acceptance in substitution for, or in addition to, an MTM instruction and subject to such further terms and conditions as the Company may determine;

        (dd) treat a properly authenticated dematerialised instruction (in this sub-paragraph the "first instruction") as not constituting a valid acceptance if, at the time at which Capita Corporate Registrars Plc receives a properly authenticated dematerialisation instruction giving details of the first instruction, either the Company or Capita Corporate Registrars Plc has received actual notice from CRESTCo of any of the matters specified in Regulation 35(5)(a) of the CREST Regulations in relation to the first instruction. These matters include notice that any information contained in the first instruction was incorrect or notice of lack of authority to send the first instruction; and

        (ee) accept an alternative instruction or notification from a CREST member or (where applicable) a CREST sponsor, or extend the time for acceptance and/or settlement of an MTM instruction or any alternative instruction or notification if, for reasons or due to circumstances outside the control of any CREST member or CREST personal member or (where applicable) CREST sponsor, the CREST member or CREST personal member is unable validly to take up all or part of his Nil Paid Rights by means of the above procedures in normal circumstances, this discretion is only likely to be exercised in the event of any interruption, failure of breakdown of CREST (or of any part of CREST) or on the part of facilities and/or systems operated by Capita Corporate Registrars Plc in connection with CREST.


(C) CRIMINAL JUSTICE ACT 1994 OF IRELAND AND THE UNITED KINGDOM MONEY LAUNDERING REGULATION 1993

If you hold your Nil Paid Rights in CREST and apply to take up all or part of your entitlement as agent for one or more persons and you are not an Irish, UK or EU regulated person or institution (e.g. an Irish or UK

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financial institution) then, irrespective of the value of the application,
Capita Corporate Registrars Plc is entitled to take reasonable measures to establish the identity of the person or persons on whose behalf you are making the application. You must therefore contact Capita Corporate Registrars Plc before sending any MTM instruction or other instruction so that appropriate measures may be taken.

Submission of an MTM instruction which constitutes, or which may on its settlement constitute, a valid acceptance as described above constitutes a warranty and undertaking by the applicant to provide promptly to Capita Corporate Registrars Plc any information Capita Corporate Registrars Plc may specify as being required for the purposes of the 1994 Act and/or the Money Laundering Regulations. Pending the provision of evidence satisfactory to Capita Corporate Registrars Plc as to identity, Capita Corporate Registrars Plc may in its absolute discretion take, or omit to take, such action as it may determine to prevent or delay settlement of the MTM instruction. If satisfactory evidence of identity has not been provided within a reasonable time, then Capita Corporate Registrars Plc will not permit the MTM instruction concerned to proceed to settlement, but without prejudice to the right of the Company to take proceedings to recover any loss suffered by it as a result of failure by the applicant to provide satisfactory evidence.

(D) TRANSFERS OF NIL PAID RIGHTS

Dealings in the Nil Paid Rights on the Irish Stock Exchange and the London Stock Exchange are expected to commence at 8.00 a.m. on 2 December, 2003. A transfer of Nil Paid Rights can be made by means of CREST in the same manner as any other security that is admitted to CREST. The Nil Paid Rights are expected to be disabled in CREST after 9.30 a.m. on 24 December, 2003 or such later time as the Company and Davy Stockbrokers between them may agree.

(E) TRANSFERS OF FULLY PAID RIGHTS

After acceptance of the provisional allotment and payment in full in accordance with the provisions set out in this document, the Fully Paid Rights may be transferred by means of CREST in the same manner as any other security that is admitted to CREST. The last date for settlement of any transfer of Fully Paid Rights in CREST is expected to be 3.00 p.m. on 14 January, 2004. The Fully Paid Rights are expected to be disabled in CREST at the close of business of 14 January, 2004, or such later time as the Company and Davy Stockbrokers between them may agree.

(F) WITHDRAWAL OF NIL PAID RIGHTS OR FULLY PAID RIGHTS FROM CREST

Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST. Normal CREST procedures (including timings) apply in relation to any such conversion. The recommended latest time for receipt by CRESTCo of a properly authenticated dematerialisation instruction requesting withdrawal of Nil Paid Rights from CREST is 4.30 p.m. on 16 December, 2003, so as to enable the person acquiring or (as appropriate) holding the Nil Paid Rights following the conversion to take all necessary steps in connection with taking up the entitlement prior to
9.30 a.m. on 24 December, 2003.

(G) ISSUE OF STOCK UNITS IN CREST

Stockholders who hold their Stock Units in CREST will not be sent a stock certificate, confirmation of the credit to the specified CREST accounts, or any other written confirmation from the Company in respect of the Rights Issue Units. Rights Issue Units (in definitive form) will be issued in uncertificated form to those persons registered as holding Fully Paid Rights in CREST on 14 January, 2004. Capita Corporate Registrars Plc will instruct CRESTCo to credit the appropriate stock accounts of those persons (under the same participant ID and member account ID that applied to the Fully Paid Rights held by those persons) with their entitlements to Stock Units with effect from the next business day (expected to be 15 January, 2004).

(H) RIGHTS TO ALLOT/ISSUE IN CERTIFICATED FORM

Despite any other provision of this document, Waterford Wedgwood reserves the right to allot and/or issue any Nil Paid Rights, Fully Paid Rights or Rights Issue Units in certificated form. In normal circumstances, this right is only likely to be exercised in the event of an interruption, failure or breakdown of CREST (or of any part of CREST) or of the facilities and/or systems operated by Capita Corporate Registrars Plc in connection with CREST or otherwise if it has first obtained Davy Stockbroker's written consent (such consent not to be unreasonably withheld or delayed).

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(c) Further information

    Qualifying Stockholders who have any queries about the procedures for subscription under the Rights Issue should contact Capita Corporate Registrars Plc (Tel: + 353 (0) 1 810 2450) in Dublin. Please note, however, that Capita Corporate Registrars Plc cannot provide financial advice on the merits of the Rights Issue or as to whether or not you should take up your entitlement.


(d) Governing law and general

    The terms and conditions of the Rights Issue as set out in this document and in the Provisional Allotment Letter shall be governed by and construed in accordance with the laws of Ireland.

    All documents or remittances sent by or to a Qualifying Stockholder, or as he may direct, will be sent through the post at his own risk.


                      (3) PROCEDURE FOR RIGHTS NOT TAKEN UP
                       (WHETHER CERTIFICATED OR IN CREST)

If you do not wish to take up your entitlement to Rights Issue Units, you need take no further action. If payment in full for any of the Rights Issue Units comprised in the Provisional Allotment Letter has not been received by 9.30 a.m. on 24 December, 2003 (whether from the original allottee or any person in whose favour the Rights have been duly renounced), the provisional allotment will be deemed to have been declined, subject to the provisions of the section entitled "Action to be Taken" at section 2 of this Part 2.

Any entitlement to Rights Issue Units in respect of which valid acceptances have not been received (whether from the original allottee or any person in whose favour the Rights have been duly renounced) by 9.30 a.m. on 24 December, 2003 will be sold by Davy Stockbrokers by no later than 3.00 p.m. on the fifth Business Day thereafter if this can be achieved at or above the aggregate of the Rights Issue Price and expenses of sale (including applicable commissions and VAT thereon). If, at any time after 4.00 p.m. on 29 December, 2003, Davy Stockbrokers concludes that, in its opinion, it is unlikely that subscribers can be procured on the terms described above, Davy Stockbrokers may decide not to endeavour to, and shall be under no obligation to, procure such subscribers. The net proceeds, if any, after deduction of the Rights Issue Price and expenses of sale (including applicable commissions and VAT thereon), will be distributed in euro pro rata:

(a) where the Nil Paid Rights were, at the time of their lapsing, represented by a Provisional Allotment Letter, to the person whose name and address appears on the Provisional Allotment Letter; and

(b) where the Nil Paid Rights were, at the time of their lapsing, in uncertificated form, to the person registered as the holder of such Nil Paid Rights at the time of their disablement in CREST,

except that no payment will be made of amounts of less than (eurodollar)3.80, which will be aggregated and retained for the benefit of the Company. Cheques for the amount due will be sent, at the risk of the person(s) entitled, to their registered address (the registered address for the first-named in the case of joint holders), provided that, where any entitlement concerned was held in CREST, the amount due will, unless the Company (in its absolute discretion) otherwise determines, be paid in euro ((eurodollar)) through CREST in cleared Central Bank funds in favour of the relevant CREST member's payment bank in respect of the amount due. If subscribers for Rights Issue Units cannot be procured on the basis described above, the relevant Rights Issue Units will be subscribed for by Davy Stockbrokers and/or by subscribers procured by Davy Stockbrokers at the Rights Issue Price on the terms set out in the Underwriting Agreement.

Neither the Company, Davy Stockbrokers nor any person arranging such sale shall be responsible or have any liability whatsoever for any insufficiency or alleged insufficiency of the sale price or the timing of such sale or the failure to effect any such sale or subscription, or any decision not to procure or endeavour to procure subscribers.

Neither the Rights nor the Rights Issue Units will be offered to Stockholders with registered addresses in the United States, Canada, Australia or Japan or any other jurisdiction in which it would be unlawful to do so. The Rights in respect of such Rights Issue Units will instead be sold by Davy Stockbrokers in the manner described above.

                        (4) ADJUSTMENT TO SHARE OPTIONS

In accordance with the terms of the Share Option Schemes, the terms of the existing Share Options will be varied to take account of the Rights Issue in such manner as the Board considers appropriate, provided that

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the Company's auditors, where required under the rules of the relevant Share
Option Schemes, certify the alteration to be in their opinion fair and reasonable. This is subject to the prior approval (where required) of the Irish Revenue Commissioners. Option Holders will be informed of the adjustment in due course.

                              (5) IRISH TAXATION

THE FOLLOWING STATEMENTS DO NOT CONSTITUTE TAX ADVICE AND ARE INTENDED ONLY AS A GENERAL GUIDE TO CURRENT IRISH TAX LEGISLATION AND PRACTICE. THEY MAY NOT APPLY TO CERTAIN HOLDERS OF STOCK UNITS, SUCH AS DEALERS IN SECURITIES OR CHARITIES. THEY RELATE TO PERSONS WHO HOLD THEIR STOCK UNITS BENEFICIALLY AS AN INVESTMENT AND WHO ARE RESIDENT AND ORDINARILY RESIDENT IN IRELAND FOR IRISH TAX PURPOSES. ANY PERSON WHO IS IN ANY DOUBT AS TO HIS OR HER TAX POSITION, OR WHO IS SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN IRELAND, SHOULD CONSULT HIS OR HER INDEPENDENT PROFESSIONAL ADVISERS IMMEDIATELY.

(A)  CAPITAL GAINS TAX

Each Rights Issue Unit comprises one Ordinary Share in Waterford Wedgwood and one Income Share in Waterford Wedgwood UK.

The issue of the New Ordinary Shares to Qualifying Stockholders pursuant to the Rights Issue should be treated as a reorganisation of the share capital of Waterford Wedgwood for the purposes of Irish taxation on capital gains. Similarly, the issue of the New Income Shares to Qualifying Stockholders pursuant to the Rights Issue should also be treated as a reorganisation of share capital of Waterford Wedgwood UK for the purposes of Irish taxation on capital gains.

Accordingly, Rights Issue Units in Waterford Wedgwood allotted in respect of a Qualifying Stockholder's pro rata entitlement, insofar as they can be identified as such, should be treated as the same asset as the Stockholder's holding of Existing Stock Units and as though they have been acquired at the same time as the existing holding. The base cost of the existing holdings will be deemed to have been increased by the amount paid for the Rights Issue Units.


Previously, indexation relief would have been applied on expenditure incurred in subscribing for the new Rights Issue Units to increase the deductible base cost of the Rights Issue for capital gains tax purposes in line with inflation. However, following the enactment of the Finance Act 2003, indexation relief is no longer available for expenditure incurred on or after 1 January, 2003.

The disposal by a Qualifying Stockholder of all or part of the Rights Issue Units provisionally allotted to him, or his rights to subscribe for Rights Issue Units (or, if he does not take up his Rights, the receipt by him of a cash payment pursuant to the arrangements referred to under the heading "Procedure for Rights Not Taken Up" at section 3 above) may, depending on the Qualifying Stockholder's circumstances, render the person liable to Irish tax on chargeable gains.

The rate of capital gains tax in Ireland is currently 20% and the first (eurodollar)1,270 of an individual's annual chargeable gains are exempt. However, this exemption is not transferable between spouses.

(B)  STAMP DUTY AND STAMP DUTY RESERVE TAX

The Directors have been advised that:

(i) no Irish stamp duty or UK stamp duty or stamp duty reserve tax will be payable on the issue of Provisional Allotment Letters or split Provisional Allotment Letters;

(ii) the purchase by way of renunciation of Provisional Allotment Letters (whether nil-paid or fully paid) or split Provisional Allotment Letters on or before the latest date for registration of renunciation will not be liable to UK stamp duty. With regard to Irish stamp duty we understand that appropriate legislative provisions will be proposed with retrospective effect to ensure that such a renunciation is exempt from stamp duty. Under current practice, no payment of UK stamp duty reserve tax will be required in relation to the Waterford Wedgwood UK element in any Provisional Allotment renounced;

(iii) no Irish stamp duty or UK stamp duty or stamp duty reserve tax will be payable on the crediting of Nil Paid Rights or Fully Paid Rights to stock accounts in CREST or any issue in uncertificated form of the Rights Issue Units assuming that the crediting does not include a change in beneficial interest;

(iv) no Irish stamp duty or UK stamp duty or stamp duty reserve tax will be payable on the registration of the holders of Provisional Allotment Letters; and

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(v) the transfer of Rights Issue Units after the latest date for registration of renunciation of Fully Paid Rights, by instrument of transfer or by CREST operator instruction, will be liable to Irish stamp duty payable by the purchaser or transferee at the rate of 1% on the higher of the price paid or market value of the Stock Units. Under current practice, no UK stamp duty reserve tax is collected in respect of transfers within CREST.

    In respect of transfers outside CREST, an instrument of transfer will be liable to Irish stamp duty at the rate of 1% on the higher of the price paid or market value of the Stock Units and UK stamp duty at the rate of 0.5% of the consideration paid for the Stock Units, subject to a minimum charge of Stg (pounds sterling)5 per transfer. Where the instrument is stamped in the UK first, a credit will be available against Irish stamp duty for any UK stamp duty paid on the same transfer instrument. Where the instrument is stamped in Ireland first, a credit for Irish stamp duty paid will be available against any UK stamp duty payable.

Special rules apply in relation to arrangements involving depository receipts or clearance systems.

(C) DIVIDENDS

A.  Dividends on Stock Units

    Irish resident holders who are individuals are liable to Irish income tax in respect of dividends on their Stock Units.

    Irish resident holders of Stock Units which are companies are not liable to Irish corporation tax in respect of dividends to the extent that the dividends are paid on their holding in Waterford Wedgwood. Irish resident holders of Stock Units which are close companies may be liable to a corporation tax surcharge where the proceeds of dividends are not distributed within eighteen months of the end of the accounting period in which the dividends are received.

    Irish approved charities and superannuation schemes are exempt from Irish tax in respect of dividends on their Stock Units. The tax position of insurance companies, which hold their Stock units as part of their pension business, will depend on their particular circumstances.

B.  Withholding Tax

    Dividend Withholding Tax ("DWT") must be deducted from dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Company's Registrars. DWT applies to dividends paid by way of cash or by way of shares under a scrip dividend scheme and is deducted at the standard rate of income tax (currently 20%). Non resident shareholders and certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT.

    DWT deducted is available as a credit against Irish income tax arising on the dividend income. Waterford Wedgwood will assume responsibility for the withholding of DWT at source.

(D) CAPITAL ACQUISITIONS TAX (CAT)

Irish CAT may be chargeable on an inheritance from, or on a gift of shares by, the owner of the shares, where (1) the owner is Irish resident or ordinarily resident, or (2) where the recipient of the gift/inheritance is Irish resident or ordinarily resident, or (3) where the gift/inheritance is of Irish assets.

Under Irish law, shares in a company are regarded as being located where the share register is maintained. In the case of Waterford Wedgwood, as the principal register is maintained in Ireland, Rights Issue Units held will be regarded as Irish assets and hence will be subject to Irish CAT even where the donor or recipient are not resident or ordinarily resident in Ireland.

For CAT purposes, a transfer of assets at less than full market value may be treated as a gift and particular rates apply to gifts where the donor reserves or retains some benefit. Certain exemptions apply to gifts and inheritances depending on the relationship between the donor and the donee.

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                          (6) UNITED KINGDOM TAXATION

THE FOLLOWING STATEMENTS DO NOT CONSTITUTE TAX ADVICE AND ARE INTENDED ONLY AS A GENERAL GUIDE TO CURRENT UNITED KINGDOM TAX LEGISLATION AND TO THE CURRENT PRACTICE OF THE UNITED KINGDOM INLAND REVENUE IN RESPECT OF STAMP DUTY, STAMP DUTY RESERVE TAX, TAXATION OF CAPITAL GAINS, TAXATION OF DIVIDENDS PAID BY THE COMPANY AND INHERITANCE TAX. THEY MAY NOT APPLY TO CERTAIN STOCKHOLDERS, SUCH AS DEALERS IN SECURITIES, CHARITIES OR PERSONS WITH SPECIAL TAX STATUS. THEY RELATE TO PERSONS WHO HOLD THEIR SHARES BENEFICIALLY AS AN INVESTMENT AND WHO ARE RESIDENT AND ORDINARILY RESIDENT IN THE UK FOR UK TAX PURPOSES. ANY PERSON WHO IS IN ANY DOUBT AS TO HIS OR HER TAX POSITION, OR WHO IS SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE UK, SHOULD CONSULT HIS OR HER INDEPENDENT PROFESSIONAL ADVISERS IMMEDIATELY.

(A)  TAXATION ON DIVIDENDS

The following deals with the position of holders of Stock Units who own less than 10% of Waterford Wedgwood. Any person who is not in this position should seek individual advice, as there are special rules that apply only to holders of Stock Units whose interest exceeds the 10% level and to the Stock Units held within trusts.

A holder of Stock Units who is resident in the UK for tax purposes or a holder who is carrying on a trade, profession or vocation in the UK through a branch or agency in connection with which the Rights Issue Units are held will generally be subject to UK income tax or corporation tax, as the case may be, on the gross amount of any dividends received.

An individual who is not within the higher rate band of UK income tax, may be charged at the rate of 10%. An individual who is within the higher rate band of UK income tax may be charged at a rate of 32.5%.

Where a UK holder elects to receive a dividend on their Income Shares, any UK tax credit attributable to the dividend may be set off against their tax liability. However, for a non taxpayer, the UK tax credit is not repayable.

Where a UK holder elects to receive a dividend in respect of their Ordinary Shares, Irish DWT will not be applied (provided the appropriate declarations have been made).

(B)  CAPITAL GAINS TAX

Each Rights Issue Unit comprises one Ordinary Share in Waterford Wedgwood and one Income Share in Waterford Wedgwood UK.

The issue of the New Ordinary Shares to Qualifying Stockholders pursuant to the Rights Issue should be treated as a reorganisation of the share capital of Waterford Wedgwood for the purposes of the United Kingdom taxation of capital gains. Similarly, the issue of the New Income Shares to Qualifying Shareholders pursuant to the Rights Issue should also be treated as a reorganisation of the share capital of Waterford Wedgwood UK for the purposes of the United Kingdom taxation of capital gains.

Accordingly, to the extent that a Qualifying Stockholder takes up all or part of his or her rights under the Rights Issue, he or she will not be treated as making a disposal of his or her corresponding existing holding of Stock Units.

To the extent that a Qualifying Stockholder takes up the Rights Issue Units provisionally allotted to him or her, the Rights Issue Units so allotted will, for the purposes of UK tax on chargeable gains, be treated as having been acquired at the same time as the Qualifying Stockholder's existing holding of Stock Units was acquired (save that, where an individual's existing holding of Stock Units is treated as consisting of more than one asset for tax purposes, the Rights Issue Units acquired will be attributed pro rata to those existing assets). The amount of money paid for the Rights Issue Units will be added to the base cost for the Qualifying Stockholder's existing holding or holdings of Stock Units.

For periods after April 1998 indexation allowance is available for the purposes of corporation tax only and is not therefore available to individuals, personal representatives or trustees. The following paragraphs accordingly deal with the positions of corporate and non-corporate Qualifying Stockholders:

(i) Corporate Qualifying Stockholders

    Qualifying Stockholders who are within the charge to corporation tax will continue to obtain the benefit of indexation allowance on the Rights Issue Units, although for the purposes of calculating the indexation

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     allowance on any disposal of any Rights Issue Units, the expenditure incurred in subscribing for the Rights Issue Units will be treated as incurred only when the Qualifying Stockholder became liable to make or made payment, not at the time the original Stock Units were acquired.

(ii) Non-corporate Qualifying Stockholders

     For disposals on or after 6 April, 1998 by individuals, personal representatives or trustees the indexation allowance was frozen by reference to the Retail Price Index at April, 1998 (although indexation relief for holding periods up to then was preserved) and was replaced by a system of taper relief. Taper relief operates by reducing the amount of any chargeable gain realised on the disposal of assets (after indexation relief, if available) by a percentage amount that is dependent on the period of ownership of the relevant asset since April, 1998 and on whether that asset qualifies for the business or non-business rate of taper. The period of ownership (since 6 April, 1998) of the existing holding of Stock Units is taken into account when assessing the availability of taper relief.

     The disposal by a Qualifying Stockholder of all or part of the Rights Issue Units provisionally allotted to him or her, or his or her rights to subscribe for Rights Issue Units (or, if he does not take up his rights, the receipt by him of a cash payment pursuant to the arrangements referred to in paragraph (3) entitled "Procedure for Rights Not Taken Up" at paragraph (3) above) may, depending on the Qualifying Stockholder's circumstances, render him liable to UK tax on chargeable gains. If the proceeds resulting from the disposal of the Qualifying Stockholder's Rights to subscribe or a lapse of his or her Rights do not exceed 5% of the market value (on the date of disposal or lapse) of his corresponding shareholding or shareholdings of Stock Units, the Qualifying Stockholder will not generally be treated as making a disposal for the purposes of UK Tax on chargeable gains (the Inland Revenue will also accept no disposal has been made where the amount of cash received is Stg (pounds sterling)3,000 or less, even if it exceeds 5% of the market value of the Qualifying Stockholders' corresponding shareholding or shareholdings). Instead, the proceeds will be deducted from the acquisition cost of his corresponding existing holding.

Subject to other capital gains arising in the tax year, Stockholders who are individuals will be entitled to an annual capital gains tax exemption, which for the tax year 2003/2004 amounts to Stg (pounds sterling)7,900. Stockholders should note that the annual gains exemption is an annual exemption available in respect of the total chargeable gains of an individual for the relevant tax year. This exemption may not be transferred between spouses.

For Stockholders who are individuals, gains exceeding their annual capital gains tax exemption are liable to tax at either 10%, 20% or 40% depending on their taxable income.


(C)  INHERITANCE TAX (IHT)

Generally, an individual domiciled in the UK, is chargeable to IHT on their worldwide death estate. Lifetime transfers of value made by a UK Domiciliary may be within the scope of IHT depending on the transferee. Where the transferee is an individual, the transfer or value will be outside the scope of IHT provided the transferor survives 7 years. Where the recipient is a company or a trust, the value transferred in usually immediately chargeable to tax. The rate of IHT is 40% on the value of a death estate in excess of the nil rate band, (pounds sterling)255,000 for 2003/04, however, chargeable lifetime transfers are charged to tax at half the death rate.

For individuals who are non-UK domiciled (and are not within the special rules for deeming an individual to be domiciled in the UK, i.e. have not been resident in the UK for 17 out of the last 20 years), IHT is only chargeable on assets situated in the UK.

Registered shares are situated in the country in which they are registered. For Waterford Wedgwood, as the principal register is maintained in Ireland, Rights Issue Units held will be regarded as situated in Ireland and so within the scope of UK IHT for UK domiciliaries but outside the scope of UK IHT for non UK domiciliaries.

For IHT the value transferred is measured by the reduction in the value of the estate of the donee and includes gifts and sales at undervalue. Special rules apply where the transferor retains an interest in the asset. Exemptions are available depending on the relationship between the donor and donee and for annual gifts within certain limits.

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                           (7) OVERSEAS STOCKHOLDERS

THE OFFER OF THE RIGHTS ISSUE UNITS TO PERSONS WHO ARE RESIDENT IN, OR CITIZENS OF, COUNTRIES OUTSIDE IRELAND OR THE UNITED KINGDOM MAY BE AFFECTED BY THE LAW OF THE RELEVANT JURISDICTIONS. IT IS THE RESPONSIBILITY OF ALL PERSONS (INCLUDING WITHOUT LIMITATION, NOMINEES, CUSTODIANS AND TRUSTEES) OUTSIDE IRELAND OR THE UNITED KINGDOM WHO WISH TO APPLY FOR RIGHTS ISSUE UNITS TO SATISFY THEMSELVES AS TO FULL OBSERVANCE OF THE LAWS OF THE RELEVANT TERRITORY IN CONNECTION THEREWITH, INCLUDING OBTAINING ALL NECESSARY GOVERNMENTAL OR OTHER CONSENTS AND THE NEED TO OBSERVE ANY OTHER FORMALITIES TO ENABLE THEM TO TAKE UP THEIR RIGHTS AND PAYING ANY ISSUE, TRANSFER OR OTHER TAXES DUE IN SUCH TERRITORY.

Overseas Stockholders who are in any doubt as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up or renounce the Rights Issue Units provisionally allotted to them should consult their own professional advisers.

Receipt of this document or a Provisional Allotment Letter will not constitute an offer in those jurisdictions in which, or to any person to whom, it would be unlawful to make such an offer.

No person receiving a Provisional Allotment Letter in any territory other than Ireland or the United Kingdom may treat the same as constituting an invitation or offer to him, nor should he in any event use such Provisional Allotment Letter or deal with Nil Paid Rights in CREST unless, in the relevant territory, such an invitation or offer could lawfully be made to him and such Provisional Allotment Letter could lawfully be used, or the Nil Paid Rights dealt with, without contravention of or without compliance with, any unfulfilled registration or other legal requirements. In such circumstances, this document and/or the Provisional Allotment Letter and/or the crediting of Nil Paid Rights are for information only.

Persons (including without limitation, nominees, custodians and trustees) receiving this document and/or a Provisional Allotment Letter and/or whose stock account is credited with Nil Paid Rights should not, in connection with the Rights Issue, distribute or send this document and/or a Provisional Allotment Letter, nor transfer Nil Paid Rights or Fully Paid Rights, to any person in or into any jurisdiction where to do so would or might contravene local securities laws or regulations. If a Provisional Allotment Letter is received by any person in any such jurisdiction, or by the agent or nominee of such a person, or their stock account is credited with Nil Paid Rights, he must not seek to take up the Rights Issue Units except pursuant to an express agreement with the Company. Any person who forwards this document and/or Provisional Allotment Letter into, and/or makes a transfer of Nil Paid Rights or Fully Paid Rights to any person in any such jurisdiction whether pursuant to a contractual or legal obligation or otherwise, should draw the attention of the recipient to the contents of this paragraph.

In cases where Overseas Stockholders do not, or are unable to, take up Rights Issue Units provisionally allotted to them or where provisional allotments are treated as having been declined or invalid, the provisions of the section entitled "Procedures for Rights Not Taken Up (Whether Certificated or in CREST)" at section 3 of this Part 2 will apply. The Company reserves the right to treat the provisional allotment of Rights Issue Units comprised in a Provisional Allotment Letter or a stock account credited with Nil Paid Rights as having been declined, or to refuse to register any purported renunciation of the Rights represented thereby, or to reject a purported acceptance of a provisional allotment represented thereby from, or in favour of, Qualifying Stockholders in any such jurisdiction or persons who are acquiring the Rights Issue Units for resale in or into any such jurisdiction. The Company reserves the right, but shall not be obliged, to treat as invalid any acceptance or purported acceptance of the allotment of Rights Issue Units comprised in, or renunciation or purported renunciation of, a Provisional Allotment Letter which appears to the Company or its agents to have been executed, effected or despatched in a manner which may involve a breach of the laws or regulatory requirements of any jurisdiction or, if it provides an address for the delivery of definitive share certificates for the Rights Issue Units in the United States, Canada, Australia or Japan or any other jurisdiction outside Ireland or the United Kingdom in which it would be unlawful to deliver such definitive share certificates or, in the case of a credit of Rights Issue Units in CREST, the registered address of such CREST member is in such a jurisdiction.

Notwithstanding any other statement in this document or the Provisional Allotment Letter, the Company reserves the right to permit a Stockholder with a registered address outside Ireland or the UK to take up or renounce his rights to subscribe for Rights Issue Units if the Company is satisfied that such action would not result in a contravention of any applicable legal or regulatory requirement.

TRANSFER RESTRICTIONS

Because of the following restrictions, investors are advised to consult legal counsel prior to making any resale, pledge or transfer of Rights or Rights Issue Units:

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The Rights Issue is only addressed to persons to whom it may lawfully be made.
The distribution of this document relating to the Rights Issue to holders of Stock Units, and the exercise of any of the Rights, may be restricted by law. Persons into whose possession this document comes or who wish to exercise any Rights must inform themselves about and observe any restrictions. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction. In particular, due to the restrictions under the securities laws of certain countries, Stockholders resident in such countries, including Canada, Australia and Japan may not exercise Rights.

None of the Rights or Rights Issue Units offered pursuant to this document (including the Rights Issue Units not taken up (the "Remaining Rights Issue Units"), if any) and the PALs have been, nor will be, registered under the Securities Act or any state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, US persons unless an exemption from the registration requirements of the Securities Act is available. Accordingly, Waterford Wedgwood is not extending the Rights Issue into the United States, unless an exemption from registration is available. The Remaining Rights Issue Units will be offered and sold by or on behalf of the Underwriters only outside the United States to investors in offshore transactions in accordance with Regulation S.

In addition, until 40 days after the later of the commencement of the offering of the Rights Units and the completion of the distribution of the Rights Issue Units and the Remaining Issue Units (if any), an offer or sale of such securities within the United States by any dealer may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than pursuant to an exemption from the registration requirements of the Securities Act.

Each holder of Rights who is in the United States and who wishes to exercise such Rights to purchase Rights Issue Units will be required to execute a representation letter in the form acceptable to the Company. Such representation letter will require the investor to represent that, among other things, it is a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act) acquiring such securities in a transaction not involving a public offering in the United States. Any Rights Issue Units offered and sold in the United States upon exercise of Rights by QIBs will be "restricted securities" (as defined in Rule 144 under the Securities Act) and such securities may not be offered, resold, pledged or otherwise transferred, except
(i) outside the United States in accordance with Rule 903 or Rule 904 of Regulation S, (ii) to another QIB in a private transaction not involving a public offering, exempt from registration under the Securities Act, provided that such purchase agrees to be bound by such transfer restrictions in a letter delivered to the Company prior to such transfer, (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) or pursuant to any other exemption from the registration requirements of the Securities Act, subject to receipt by the Company of an opinion of counsel, or such other evidence that the Company may reasonably require, that such transfer or sale is in compliance with the Securities Act. Currently, each of the Irish Stock Exchange and the London Stock Exchange is a "designated offshore securities market" with the meaning of Regulation S and therefore resales of such securities through such exchanges should be permissible under Rule 904 of Regulation S if the other requirements thereunder are satisfied.

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                    PART 3 -- UNAUDITED INTERIM RESULTS OF
                         THE WATERFORD WEDGWOOD GROUP
                  FOR THE SIX MONTHS ENDED 30 SEPTEMBER, 2003
--------------------------------------------------------------------------------

The following is a reproduction of the full text of the announcement of the Company's Interim Results issued on 14 November, 2003:

           "INTERIM RESULTS FOR THE SIX MONTHS TO 30 SEPTEMBER 2003
                     ANNOUNCEMENT OF NEW CAPITAL STRUCTURE

o    First half Group sales totalled (eurodollar)405.8 million (2002:
     (eurodollar)471.2 million) -- down 3.7% at constant exchange rates and 13.9% at prevailing exchange rates. First quarter sales were down 9%, second quarter sales equal to last year, and September sales up 3% (all at constant exchange rates). Sales trends improving

o Second quarter trading stronger with operating profit of (eurodollar)16.1 million against operating loss of (eurodollar)11.9 million in first quarter; first quarter heavily influenced by loss of sales caused by the war in Iraq and SARS epidemic

o First half EBITDA before restructuring charges of (eurodollar)22.7 million (2002: (eurodollar)60.7 million); group pre-tax loss of (eurodollar)12.1 million (2002: profit of (eurodollar)24.5 million on a comparable basis) before previously announced exceptional restructuring charge of (eurodollar)32.7 million; year on year variances mainly caused by difficult trading environment, lower capacity utilisation and adverse exchange movements

o Restructuring programme on track: total annual cost savings of (eurodollar)38.5 million anticipated. (eurodollar)2 million was achieved in the first half and (eurodollar)14 million is expected in the second half of this fiscal year

o    Encouraging trend in current trading:

     --   October worldwide sales up 3% at constant exchange rates

     -- second quarter US sales of Waterford and Wedgwood up 8% at constant exchange rates (against first quarter sales down 12%); outlook for stronger Christmas this year

NEW CAPITAL STRUCTURE

o    Extends average term of our debt to approximately 5.5 years

o New Capital Structure, to include rights issue, bond and senior debt structure, with debt terms to maturity ranging from 4.5 to 7 years, will provide a long-term, stable and flexible capital structure resulting in better liquidity and support for long-term growth, underpinning the value of our brands

o Proposed 3 for 11 rights issue at a price of 18 cent (euro) issuing approximately 213 million new shares to raise gross (eurodollar)38.5 million of new equity, fully underwritten by Davy Stockbrokers, with confirmed participation by major shareholders, the O'Reilly and Goulandris families, in respect of their full rights issue entitlements

o    Proposed seven-year bond in the principal amount of (eurodollar)165 million

o New senior debt structure which reduces the revolving credit facility from (eurodollar)338.4 million to (eurodollar)224.0 million, reduces the amended US private placement notes from US$95 million ((eurodollar)81.2 million) to US$62.9 million ((eurodollar)53.8 million), and partially repays other senior debt facilities

"We are pleased with the reversal of the first quarter performance to produce operating profit of (eurodollar)16.1 million in the second quarter. Like virtually all luxury goods businesses, we experienced a very challenging first quarter.

"During the first half of this year, we continued to focus on our fixed cost base by implementing important restructuring and outsourcing programmes and by investing in cost saving technology. These programmes include the closure of two factories in England, the shrinking of our workforce by some 1,000 people this year, and the outsourcing of our entire Johnson Brothers production to Asia at significantly enhanced profit margins. These programmes, all at a once-off cost, are beginning to generate an improvement in profitability and we expect to generate total annual cost savings of (eurodollar)38.5 million. (eurodollar)2 million was achieved in the first half and (eurodollar)14 million is expected to be achieved in the second half of this fiscal year.

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"We are greatly encouraged by our improving sales trends, the signals that a meaningful recovery in US retail sales is starting to take hold, and the enhanced profit margins which should flow from our important restructuring and productivity programmes. We have confidence in the Group's prospects for the second half.

"This outlook, combined with the Group's proposed new capital structure announced today, confirms our belief that, having weathered the economic uncertainties of the markets over the last two years, Waterford Wedgwood is now much better positioned to take advantage of the upturn in economic activity."

                                                           SIR ANTHONY O'REILLY
                                                                       CHAIRMAN
                                                               14 November 2003

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CHAIRMAN'S STATEMENT

Trading at Waterford Wedgwood has been substantially improving since June. At constant exchange rates, the Group's fiscal second quarter sales were equal to last year, a significant improvement over first quarter sales, which were 9% down on last year. In September, which is the beginning of the holiday season that leads up to Christmas, sales were 3% ahead of last year at constant exchange rates.

As we pointed out at our Annual General Meeting, an unusual confluence of events assured that the first quarter of this fiscal year would be challenging: the conflict in Iraq, its aftermath and fears of a SARS epidemic raised difficulties for virtually all luxury goods businesses. Naturally, earnings in our first quarter were affected by the resulting volume loss, leading to an operating loss of (eurodollar)11.9 million. We are encouraged, however, by the fact that improving sales in the second quarter have reversed this first-quarter under-performance and allowed us to generate an operating profit of (eurodollar)16.1 million in the months of July, August and September. Consequently, the Group recorded an operating profit of (eurodollar)4.2 million for the six months to 30 September 2003; first half EBITDA before restructuring charges was (eurodollar)22.7 million (2002: (eurodollar)60.7 million). This year on year variance was caused mainly by lower sales volumes, lower capacity utilisation and by adverse exchange movements.

Benefits from restructuring programmes

During the first half of this year, we continued to focus on our fixed cost base by implementing restructuring and outsourcing programmes and by investing in cost saving technology. These programmes include the closure of two factories in England, the shrinking of the Group's workforce by some 1,000 people this year and the outsourcing of our entire Johnson Brothers production to Asia at significantly enhanced profit margins.

These programmes, all completed at a once-off cost, are on track and are expected to generate total annual cost savings of (eurodollar)38.5 million. (eurodollar)2 million was achieved in the first half and (eurodollar)14 million is expected to be achieved in the second half of this fiscal year.

The first Johnson Brothers products from the new Far Eastern sources are already in the market. At the same time we have completed, on budget and on schedule, the periodic re-build of our continuous-melt tank furnace in Waterford, an investment in Waterford of (eurodollar)15.5 million.

FINANCIAL RESULTS

                                                                SIX MONTHS TO        SIX MONTHS TO
                                                            30 SEPTEMBER 2003    30 SEPTEMBER 2002
                                                         (eurodollar) MILLION (eurodollar) MILLION
                                                         -------------------- --------------------
TOTAL SALES                                                             405.8                471.2
      -- crystal                                                        135.4                158.9
      -- ceramics                                                       170.3                211.1
      -- premium cookware                                                50.0                 59.7
      -- other products                                                  50.1                 41.5
OPERATING PROFIT (PRE-EXCEPTIONALS & AMORTISATION)                        4.2                 40.6
EBITDA (PRE-EXCEPTIONALS)                                                22.7                 60.7
PRE-TAX (LOSS)/PROFIT
      -- pre-exceptional                                                (12.1)                24.5
      -- post-exceptional                                               (44.8)                39.2
NET DEBT                                                                429.9                402.1
(LOSS)/EARNINGS PER SHARE
      -- pre goodwill amortisation/exceptional items             (0.85) CENTS           3.12 cents
      -- post goodwill amortisation/exceptional items            (5.51) CENTS           4.50 cents

FIRST QUARTER VS SECOND QUARTER BREAKDOWN

                                                                 3 MONTHS TO           3 MONTHS TO        SIX MONTHS TO
                                                                30 JUNE 2003     30 SEPTEMBER 2003    30 SEPTEMBER 2003
                                                        (eurodollar) MILLION  (eurodollar) MILLION (eurodollar) MILLION
                                                        --------------------  -------------------- --------------------
SALES                                                                  175.1                 230.7                405.8
OPERATING (LOSS)/PROFIT (PRE-EXCEPTIONALS & AMORTISATION)              (11.9)                 16.1                  4.2
EBITDA (PRE-EXCEPTIONALS)                                               (2.7)                 25.4                 22.7

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Total Group sales of (eurodollar)405.8 million were 3.7% down at constant exchange rates (13.9% down at prevailing rates; 2002: (eurodollar)471.2 million). Operating profit was (eurodollar)4.2 million (2002: (eurodollar)40.6 million) with first half EBITDA before restructuring charges at (eurodollar)22.7 million (2002: (eurodollar)60.7 million). The difference compared with the same period last year was caused mainly by lower sales volume, lower capacity utilisation and by adverse exchange movements. Pre-tax loss before exceptional restructuring costs was (eurodollar)12.1 million (2002: profit of (eurodollar)24.5 million on a comparable basis); additionally, a one-off exceptional charge of (eurodollar)32.7 million for these previously announced restructuring programmes has been included in these financial results. Loss per share was 0.85 cent (2002: earnings 3.12 cent). In the light of first half trading, the Board is not recommending payment of an interim dividend.

We have fixed our effective US$/(eurodollar) rate for this fiscal year at $1.10 by selling forward our dollar revenues.

SECTOR OVERVIEW

Crystal

The Group's crystal brands recorded sales of (eurodollar)135.4 million (2002:
(eurodollar)158.9 million), down 3.9% at constant exchange rates (14.8% at prevailing rates) due to difficult first quarter trading, particularly in the Unites States. However, there were some notable successes. Waterford Crystal's co-branding alliances continue to flourish. Sales of our John Rocha and Jasper Conran crystal collections grew by a combined 34%. Bold new product programmes were enthusiastically welcomed at a major trade show in New York at the end of October. These include Evolution by Waterford, Waterford Crystal's stunning new collection of imposing, hand-made coloured glass pieces for the home. Waterford Great Room follows on the striking success of Waterford Fine China with a superbly designed and crafted collection of casual products for everyday luxury living. We have completed, on budget and on schedule, the re-build of our continuous-melt tank furnace in Waterford, a (eurodollar)15.5 million investment in refurbishment and cost-saving technology.

Ceramics

Sales of ceramic products were (eurodollar)170.3 million (2002:
(eurodollar)211.1 million), down 12.3% at constant exchange rates and 19.3% at prevailing rates, as the European ceramics market continued to prove difficult. Despite this, the combined Waterford and Wedgwood share of the US formal china market has grown from 21.5% to 24.5%, placing the Group a strong and rapidly growing second in the vast US market. The US has seen continued success with "Vera Wang at Wedgwood" which continues to grow at a significant rate. Furthermore, we have seen increased consumer confidence and spend in Asia in recent months. Sales performance from the "Jasper Conran at Wedgwood" range in the UK continues to expand. The first Johnson Brothers products from the new Far Eastern sources are now in the market. At the end of October, Wedgwood launched its marvellous new flagship store on Regent Street, London, which has been very well received.

Premium cookware

Premium cookware sales were (eurodollar)50.0 million (2002: (eurodollar)59.7 million), down just 0.8% at constant exchange rates and 16.2% at prevailing rates. All-Clad sales in the US have been resilient in a difficult market environment. Spring, our European premium cookware brand, has now been fully integrated into the Group and firmly leads our entry in the premium cookware market in Europe.

Other products

Our other products sales grew to (eurodollar)50.1 million (2002:
(eurodollar)41.5 million), an increase of 38.8% at constant exchange rates and 20.7% at prevailing rates. Our W-C Designs linen business grew 8.5% at constant exchange rates while sales of our Waterford Holiday Heirlooms more than doubled.

Sales Channels

We greatly value our longstanding relationships with our department store partners, relationships which we anticipate will continue to grow and prosper. At the same time, the Group has been steadily diversifying its sales channel base through productive collaborations with rapidly growing lifestyle retailers such as Williams Sonoma and others. It is anticipated that this trend will continue.

NEW CAPITAL STRUCTURE

Following a strategic review of our requirements in light of current economic and business conditions, the Board of Directors has decided to implement a new capital structure which will enable the Group to focus on

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

maximising the long-term value of our brands. The capital structure reduces total and senior leverage and will include a rights issue, a bond issue and a new senior debt structure.

The components of Waterford Wedgwood's new capital structure are:

o Rights Issue: the Group proposes to offer to qualifying stockholders 3 new stock units for every 11 stock units held in a rights issue at a price of 18 cent (euro) per new stock unit, representing a discount of 38% relative to the closing market price of 29 cent (euro) on the Irish Stock Exchange on 13 November 2003. This will result in the issuance of approximately 213 million new stock units, which will raise (eurodollar)35.7 million, net of expenses, of new equity for the Group. The major shareholders, the O'Reilly and Goulandris families, have undertaken to participate in the rights issue to the full extent of their combined entitlements, representing 24.6% of the issued share capital of the Company.

The rights issue is fully underwritten by Davy Stockbrokers and is conditional on the successful completion of the bond, as well as agreement for an amended revolving credit facility and private placement notes.

o The allotment of the new stock units under the rights issue will be within the Group's existing authorities and share capital headroom and will not therefore require stockholder approval. It is expected that the conditions of the rights issue will be satisfied on or around 2 December 2003 (and in any event, no later than 5 December 2003). Rights Issue documents will then be posted to qualifying stockholders.

o Bond: the Group proposes to raise (eurodollar)165 million of subordinated debt through the capital markets

o    New Senior Debt Structure:

     -- amended revolving secured credit facility with its existing lenders for an amount of (eurodollar)224.0 million, down from (eurodollar)338.4 million, with a maturity date of 31 March 2008

     --   amended US Private Placement notes of US$62.9 million
          ((eurodollar)53.8 million), down from US$95 million ((eurodollar)81.2 million)

     --   partial repayment of other senior debt facilities

CURRENT TRADING

We are definitely beginning to see a bounce come back into the consumer's step -- particularly in our important US and Japanese markets.

In September, the beginning of the holiday season leading up to Christmas, our sales were 3% up on last year (at constant exchange rates). Our October sales again were up 3% (at constant exchange rates). In the US, which accounts for over 50% of our worldwide business, combined Waterford and Wedgwood sales were up 8% versus last year in the second quarter, having been down by 12% in the April to June quarter at constant exchange rates.

The United States Christmas selling season is always important. Given this encouraging improvement in trading in September and October, and signs of an encouraging early start to November, we are optimistic of a stronger Christmas this year.

We are greatly encouraged by our improving sales trends, the signals that a meaningful recovery in US retail sales is starting to take hold, and the enhanced profit margins which should flow from our important restructuring and productivity programmes. We have confidence for the Group's prospects for the second half.

This outlook, combined with the Group's proposed new capital structure announced today, confirms our belief that, having weathered the economic uncertainties of the markets over the last two years, Waterford Wedgwood is now much better positioned to take advantage of the upturn in economic activity.

                                                            SIR ANTHONY O'REILLY
                                                                       CHAIRMAN
                                                               14 November 2003

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CONSOLIDATED PROFIT AND LOSS ACCOUNT


                                                                                  6 MONTHS ENDED
                                                                                   (UNAUDITED)
                                                                           30 SEPTEMBER    30 SEPTEMBER
                                                                                   2003            2002
                                                                 NOTE     (eurodollar)M   (eurodollar)M
                                                                ------   --------------   -------------
SALES BY CATEGORY
Crystal                                                                           135.4           158.9
Ceramics                                                                          170.3           211.1
Premium cookware                                                                   50.0            59.7
Other products                                                                     50.1            41.5
                                                                                  -----           -----
TOTAL GROUP SALES                                                                 405.8           471.2
                                                                                  =====           =====
GROUP OPERATING PROFIT                                                              4.2            40.6
Exceptional restructuring charge                                                  (32.7)            --
Gain arising on conversion of $ loan                                                 --             9.7
Profit on sale of fixed asset                                                        --             5.0
Goodwill amortisation                                                              (3.4)          (3.3)
                                                                                  -----          ------
GROUP (LOSS)/PROFIT BEFORE INTEREST                                               (31.9)           52.0
Net interest payable                                                              (12.9)         (12.8)
                                                                                  -----          ------
(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                              (44.8)           39.2
Taxation on (loss)/profit on ordinary activities                                    1.7           (4.9)
                                                                                  -----          ------
(LOSS)/PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION                               (43.1)           34.3
Minority interests                                                                  0.4           (0.2)
                                                                                  -----          ------
(LOSS)/PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARENT COMPANY                       (42.7)           34.1
Dividends                                                                            --           (5.5)
                                                                                  -----          ------
RETAINED (LOSS)/PROFIT FOR THE PERIOD                                             (42.7)           28.6
                                                                                  =====          ======
(Loss)/earnings per ordinary share before goodwill amortisation
 and exceptional items (cents)                                     3             (0.85c)         3.12c
(Loss)/earnings per ordinary share (cents)                         3             (5.51c)         4.50c

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET




                                                                    AS AT (UNAUDITED)
                                                            30 SEPTEMBER     30 SEPTEMBER
                                                                    2003             2002
                                                   NOTE    (eurodollar)M    (eurodollar)M
                                                  ------  --------------    -------------
FIXED ASSETS
Intangible assets                                   4              106.5            111.3
Tangible assets                                                    207.9            243.4
Financial assets                                                    14.8             15.4
                                                                  ------           ------
                                                                   329.2            370.1
                                                                  ======           ======
CURRENT ASSETS
Stocks                                                             307.2            314.8
Debtors                                                            193.2            213.2
Cash and deposits                                                   32.3             58.2
                                                                  ------           ------
                                                                   532.7            586.2
Creditors (amounts falling due within one year)                  (201.6)          (197.4)
Bank loans and overdrafts                                         (49.4)           (26.5)
                                                                 -------          -------
NET CURRENT ASSETS                                                 281.7            362.3
                                                                 -------          -------
TOTAL ASSETS LESS CURRENT LIABILITIES                              610.9            732.4
Creditors (long and medium debt)                                 (412.8)          (433.8)
Other long term creditors                                         (36.2)           (35.2)
Provisions for liabilities and charges                             (1.1)            (1.5)
                                                                 -------          -------
                                                                   160.8            261.9
                                                                 =======          =======
CAPITAL AND RESERVES
Called up share capital                                             57.2             55.4
Share premium account                                              194.3            190.2
Revaluation reserve                                                  9.3              9.8
Revenue reserves                                                 (106.3)            (0.1)
Capital conversion reserve fund                                      2.6              2.6
                                                                 -------          -------
Shareholders' funds -- equity interests                            157.1            257.9
Minority interests -- equity interests                               3.7              4.0
                                                                 -------          -------
                                                                   160.8            261.9
                                                                 =======          =======

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CONSOLIDATED CASH FLOW



                                       6 MONTHS ENDED
                                        (UNAUDITED)
                              30 SEPTEMBER     30 SEPTEMBER
                                      2003             2002
                             (eurodollar)M    (eurodollar)M
                             ---------------  --------------
Group operating profit                 4.2             40.6
Restructuring spend                 (11.3)           (10.6)
Depreciation                          18.5             20.1
Working capital                     (52.7)           (49.9)
                                   -------          -------
Cashflow from operations            (41.3)              0.2
Interest                            (14.1)           (11.3)
Capital expenditure (net)           (19.8)            (1.9)
Taxation paid                        (5.9)            (2.9)
Dividends paid                       (7.6)           (15.9)
Other                                  0.0              0.1
                                   -------          -------
Net Group cashflow                  (88.7)           (31.7)
Exchange                              15.5             30.0
Royal Doulton investment               --             (6.7)
Spring acquisition                     --             (3.5)
Opening debt                       (356.7)          (390.2)
                                   -------          -------
Closing debt                       (429.9)          (402.1)
                                   =======          =======

RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS


                                                                  6 MONTHS ENDED
                                                                    (UNAUDITED)
                                                          30 SEPTEMBER       30 SEPTEMBER
                                                                  2003               2002
                                                         (eurodollar)M      (eurodollar)M
                                                        ---------------    --------------
(Loss)/profit for the period                                     (42.7)              34.1
Exchange translation effect on net overseas investments           (1.7)             (12.3)
                                                                 -----             ------
Total recognised (losses)/gains for the period                   (44.4)              21.8
Scrip dividend                                                      1.7               1.5
Dividend                                                            --               (5.5)
New share capital subscribed                                        --                0.1
Shareholders' funds at beginning of period                        199.8             240.0
                                                                 ------            ------
Shareholders' funds at end of period                              157.1             257.9
                                                                 ======            ======

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION OF UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These unaudited interim consolidated financial statements have been prepared applying the accounting policies described on page 13 of the published accounts for the year ended 31 March 2003.

As described in note 1 of those accounts, the Group's bankers have agreed to the suspension of loan covenants and a renegotation of the terms of the Group's existing facilities.

The Group has today announced details of a new capital structure, containing a rights offering, seven year bond, new secured revolving credit facility and amended private placement notes.

The Group's projections suggest adequate profitability and cash flows to meet its financial needs and obligations. The Directors, having regard to the Group's business plans, the current trading position and the new capital structure, consider it appropriate to adopt the going concern basis in preparing these interim accounts.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

2. EXCHANGE RATES

The exchange rates used for consolidation purposes between the euro and the principal currencies in which the Group does business were as follows:



                                 PROFIT AND LOSS
                                  TRANSACTIONS
                                 6 MONTHS ENDED                                      BALANCE SHEET AS AT
                            30.09.03                   30.09.02                   30.09.03                   30.09.02
              ----------------------     ----------------------     ----------------------     ----------------------
U.S. Dollar                    $1.13                      $0.96                      $1.17                      $0.98
Sterling       (pounds sterling)0.70      (pounds sterling)0.63      (pounds sterling)0.70      (pounds sterling)0.63
Yen                      (yen)133.59                (yen)117.11                (yen)129.57                (yen)120.71

3. (LOSS)/EARNINGS PER ORDINARY SHARE



                                            6 MONTHS ENDED 30 SEPTEMBER 2003           6 MONTHS ENDED 30 SEPTEMBER 2002
                                            PROFIT/       NO. OF          PER          PROFIT/       NO. OF         PER
                                             (LOSS)       SHARES        SHARE           (LOSS)       SHARES       SHARE
                                      (eurodollar)M     MILLIONS        CENTS    (eurodollar)M     MILLIONS       CENTS
                                      -------------     --------        -----    --------------    --------       ------
(Loss)/profit for the financial period
 before goodwill amortisation and
 exceptional items                            (6.6)        775.6        -0.85             23.7        758.3       3.12
Exceptional charge                           (32.7)        775.6        -4.22               --           --         --
Gain arising on conversion of $ loan            --           --           --               9.7        758.3       1.28
Profit on sale of fixed asset net of
 capital gains tax                              --           --           --               4.0        758.3       0.53
Goodwill amortisation                         (3.4)        775.6        -0.44             (3.3)       758.3      -0.43
                                             -----         -----       ------            -----        -----      ------
(Loss)/profit for the financial period       (42.7)        775.6        -5.51             34.1        758.3       4.50
                                             =====         =====       ======            =====        =====      ======

4. INTANGIBLE ASSETS -- GOODWILL

                             (eurodollar)M
                             -------------
Balance at 31 March 2003            115.8
Goodwill amortisation                (3.4)
Exchange                             (5.9)
                                    ------
Balance at 30 September 2003        106.5
                                    ======

5. RESTRUCTURING AND RATIONALISATION PROVISION

                                     (eurodollar)M
                                     -------------
Balance at 31 March 2003                      7.9
Charged to the profit and loss account       29.5*
Utilised                                    (11.3)
Exchange                                     (0.1)
                                           -------
Balance at 30 September 2003                 26.0
                                           =======

* In addition (eurodollar)3.2 million has been charged to profit and loss to write-down inventory.

6. NET DEBT

Net debt at 30 September 2003 comprising short and long term borrowing less cash and deposits amounted to (eurodollar)429.9 million (30 September 2002:
(eurodollar)402.1 million).

7. LISTED INVESTMENT

The Group holds 21.16% of the issued share capital of Royal Doulton plc. The market value of this investment at 30 September 2003 was (eurodollar)3.0 million based upon a share price of (pounds sterling)0.03. The book carrying value at 30 September 2003 was (eurodollar)8.7 million.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

[PRICEWATERHOUSECOOPERS LETTERHEAD]


INDEPENDENT REVIEW REPORT TO WATERFORD WEDGWOOD PLC

INTRODUCTION

We have been instructed by the company to review the financial information set out on pages 8 to 13. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

DIRECTORS' RESPONSIBILITIES

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Board of Directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Irish Stock Exchange which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

REVIEW WORK PERFORMED

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board applicable in Ireland. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards applicable in Ireland and, therefore, provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information. This report has been prepared for and only for the company for the purpose of the Listing Rules of the Irish Stock Exchange and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

REVIEW CONCLUSION

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2003.



PricewaterhouseCoopers
Chartered Accountants
Dublin
14 November 2003"

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PART 4 -- PRO FORMA BALANCE SHEET FOR THE WATERFORD WEDGWOOD GROUP AS AT 30
                                SEPTEMBER, 2003
--------------------------------------------------------------------------------
(1) PRO FORMA BALANCE SHEET


The pro forma balance sheet of the Waterford Wedgwood Group set out below has been prepared to illustrate the effect on the consolidated assets and liabilities of the Group of the Rights Issue and the refinancing of the Group's long term liabilities had they occurred on 30 September, 2003. The pro forma statement has been prepared for illustrative purposes only, and, because of its nature, may not give a true picture of the financial position of the Waterford Wedgwood Group following the Refinancing.


                                                                       Adjustments to reflect:
                                                             --------------------------------------------
                                          Waterford                          The
                                           Wedgwood                  Refinancing
                                        Group as at                   other than                                         Pro Forma
                                      30 September,                   the Rights               The Rights         Balance Sheet at
                                               2003                        Issue                    Issue            30 September,
                               (eurodollar) million         (eurodollar) million     (eurodollar) million                     2003
Notes                                           (1)                          (2)                      (3)     (eurodollar) million
FIXED ASSETS
Intangible assets                            106.5                            --                       --                    106.5
Tangible assets                              207.9                            --                       --                    207.9
Financial assets                              14.8                            --                       --                     14.8
                                           --------                     --------                   -------              ----------
                                             329.2                            --                       --                    329.2
                                           --------                     --------                   -------              ----------
CURRENT ASSETS
Stocks                                       307.2                            --                       --                    307.2
Debtors                                      193.2                            --                       --                    193.2
Cash and deposits                             32.3                          27.1 (e),(f)              0.6 (b)                 60.0
                                           --------                     --------                   -------              ----------
                                             532.7                          27.1                      0.6                    560.4
CREDITORS (amounts falling due within one
 year)                                      (251.0)                         13.5 (b),(e),(f)           --                   (237.5)
                                           --------                     --------                   -------              ----------
Net current assets                           281.7                          40.6                      0.6                    322.9
TOTAL ASSETS LESS CURRENT LIABILITIES        610.9                          40.6                      0.6                    652.1
CREDITORS (amounts falling due after more
 than one year)
Long term debt                              (331.6)                         92.0 (b)                 28.0 (a)               (211.6)
Existing Notes                               (81.2)                         20.8 (c)                  6.7 (a)                (53.7)
Subordinated Bonds                              --                        (156.8)(a)                   --                   (156.8)
Other                                        (36.2)                           --                       --                    (36.2)
                                           --------                     --------                   -------              ----------
                                            (449.0)                        (44.0)                    34.7                   (458.3)
PROVISION FOR LIABILITIES AND CHARGES         (1.1)                                                    --                     (1.1)
                                           --------                     --------                   -------              ----------
                                             160.8                          (3.4)                    35.3                    192.7
                                           --------                     --------                   -------              ----------
CAPITAL AND RESERVES
Called up share capital                       57.2                            --                     16.1 (c)                 73.3
Share premium account                        194.3                            --                     19.6 (d)                213.9
Revaluation reserve                            9.3                            --                       --                      9.3
Profit and loss account                     (106.3)                         (3.4)(d)                 (0.4)(a)               (110.1)
Capital conversion reserve fund                2.6                            --                       --                      2.6
                                           --------                     --------                   -------              ----------
Shareholders' funds -- equity interests      157.1                          (3.8)                    35.7                    189.0
Minority interests -- equity interests         3.7                            --                       --                      3.7
                                           --------                     --------                   -------              ----------
                                             160.8                          (3.8)                    35.7                    192.7
                                           ========                     ========                   =======              ==========


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NOTES:

The pro forma balance sheet has been prepared on the basis set out in the notes below:


(1) The assets and liabilities of the Waterford Wedgwood Group as at 30 September, 2003 have been extracted without material adjustment from the unaudited consolidated balance sheet included in the Group's Interim Results as set out in Part 3 of this document.

(2)  Adjustments made to reflect the refinancing of the Group as follows:

     (a) The issue on 1 December, 2003 of (eurodollar)166.0 million in principal amount 9 7/8% Subordinated Bonds due in 2010. The net proceeds, after deducting expenses and applicable underwriting discounts and commissions of (eurodollar)8.2 million, of the Subordinated Bonds are (eurodollar)156.8 million.

     (b) Of the (eurodollar)156.8 million referred to in (a) above, (eurodollar)81.5 million is being used to partially repay the Original Credit Facility and (eurodollar)9.9 million to repay other senior debt facilities (being (eurodollar)5.0 million under the Rosenthal Facilities and (eurodollar)4.9 million under the Bilateral Facilities) and a payment of (eurodollar)12.5 million for expenses of the refinancing of long term debt. The reduction in long term debt of (eurodollar)92.0 million is comprised of the amount of the partial repayment of the Original Credit Facility falling due after more than one year, the amount of the partial repayment of the other senior debt facilities falling due after more than one year and the payment of (eurodollar)12.5 million in expenses of the refinancing of long term debt. The reduction in amounts due within one year of (eurodollar)13.5 million is comprised of the amount of the partial repayment of the Original Credit Facility falling due within one year and the amount of the partial repayment of other senior debt facilities falling due within one year (including the (eurodollar)1.6 million referred to in note (f) below).

     (c) (eurodollar)20.8 million of the net proceeds of the issue of the Subordinated Bonds is being used to partially repay the Existing Notes.

     (d) (eurodollar)3.4 million of the net proceeds of the issue of the Subordinated Bonds is being used for the Make Whole early redemption payment on the Existing Notes, which is treated as a loss for accounting purposes.

     (e) The balance of the net proceeds of the issue of the Subordinated Bonds of (eurodollar)28.7 million will be used for general working capital purposes.

     (f) (eurodollar)1.6 million of the repayment under the Rosenthal Facilities is being funded from Rosenthal's short term deposits and cash. This amount is included in the reduction in amounts due within one year of (eurodollar)13.5 million referred to in (b) above.


(3) Adjustments made to reflect the net proceeds of the Rights Issue of approximately (eurodollar)35.7 million as follows:

     (a) The net proceeds of (eurodollar)35.7 million have been used as to (eurodollar)26.4 million to repay that amount under the Original Credit Facility, as to (eurodollar)1.6 million to partially repay other long term debt (all of which is under the Bilateral Facilities) (totalling a (eurodollar)28.0 million reduction in long-term debt), as to (eurodollar)6.7 million to repay that amount under the Existing Notes and as to (eurodollar)0.4 million for the balance of the Make Whole early redemption payment on the Existing Notes, which is treated as a loss for accounting purposes.

     (b) The balance of the net proceeds of the Rights Issue of (eurodollar)0.6 million will be used for working capital purposes.

     (c) The par value of the (eurodollar)0.06 ordinary shares to be issued is (eurodollar)12.8 million, the par value of the Stg1p Income Shares of Waterford Wedgwood UK to be issued is (eurodollar)3.3 million, together an increase in the called up share capital of (eurodollar)16.1 million.

     (d) (eurodollar)19.6 million representing the share premium (after deducting estimated transaction expenses).

(4) Net Debt referred to in the section of Part 1 of this document entitled "Pro Forma Financial Information" is calculated as total debt (being the amount of short term debt included in "Creditors (amounts falling due within one year)" plus the amount of long term debt and the Existing Notes (and in the case of the pro forma Net Debt, the Subordinated Bonds) included in "Creditors (amounts falling due after one year)" less "Cash and deposits", i.e. (eurodollar)49.4 million + (eurodollar)412.8 million -- (eurodollar)32.3 million = (eurodollar)429.9 million as at 30 September, 2003 and (eurodollar)35.9 million + (eurodollar)265.3 million + (eurodollar)156.8 million -- (eurodollar)60.0 million = (eurodollar)398.0 million as at 30 September, 2003 adjusted for the Refinancing.

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                                       48

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(5)  No account has been taken of any changes in the trading or working capital position of the Waterford Wedgwood Group subsequent to 30 September, 2003.


(2)  REPORT BY PRICEWATERHOUSECOOPERS ON THE PRO FORMA BALANCE SHEET

The following is a copy of the report by PricewaterhouseCoopers, Chartered Accountants, to the Directors of Waterford Wedgwood plc and the directors of Davy Stockbrokers, on the pro forma financial information.

[PRICEWATERHOUSECOOPERS LETTERHEAD]

--------------------------------------------------------------------------------



The Directors,
Waterford Wedgwood plc,
1-2 Upper Hatch Street,
Dublin 2,
Ireland.

The Directors,
Davy Stockbrokers,
Davy House,
49 Dawson Street,
Dublin 2,
Ireland.

1 December, 2003

Dear Sirs

WATERFORD WEDGWOOD PLC ("THE COMPANY")

We report on the pro forma financial information set out in Part 4 of the Company's Listing Particulars dated 1 December, 2003. The pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the Refinancing of the Group might have affected the unaudited consolidated balance sheet of the Company as at 30 September, 2003 had it taken place on that date.

RESPONSIBILITIES

It is the responsibility solely of the directors of the Company to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of The Irish Stock Exchange Limited and the UK Listing Authority ("the Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the date of their issue.

BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of the Company.

OPINION

In our opinion:

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                                       49

--------------------------------------------------------------------------------

(a) the pro forma financial information has been properly compiled on the basis stated;

(b)  such basis is consistent with the accounting policies of the Company; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully


PRICEWATERHOUSECOOPERS
CHARTERED ACCOUNTANTS AND REGISTERED AUDITORS
DUBLIN

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                                       50

--------------------------------------------------------------------------------
                        PART 5 -- ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

1.  RESPONSIBILITY STATEMENT

The Directors of Waterford Wedgwood, whose names are set out on page 8 of this document, accept responsibility for the information contained in this document, except that for which the directors of Waterford Wedgwood UK accept responsibility (as set out in section 16(a) of this Part 5). To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.  INCORPORATION AND SHARE CAPITAL

(a) The Company was incorporated in the Republic of Ireland on 2 April, 1947 as a private company under the name Waterford Glass Limited pursuant to the Companies Act of Ireland 1908 to 1924. On 12 April, 1984 the Company re-registered as a public limited company, under the Companies Acts 1963 to 1983 under the name Waterford Glass Group plc. On 25 July, 1989, the Company changed its name to Waterford Wedgwood plc.

     The Company's registered office is at Kilbarry, Waterford, Ireland.

     The Company is a holding company. Throughout the year to 31 March, 2003, the Group controlled four major international brands comprising Waterford Crystal, Wedgwood, Rosenthal and All-Clad. Waterford Crystal comprises the manufacture, distribution and retailing of high quality crystal products, including giftware, stemware and lightingware. Wedgwood comprises the manufacture, distribution and retailing of high quality bone china giftware and tableware under the Wedgwood brand. Both Waterford Crystal and Wedgwood selectively licence their brands for ranges of non-crystal and non-ceramic luxury goods which are marketed, distributed and retailed by Group companies and by licensees in various markets. Rosenthal comprises the distribution and retailing of high quality crystal, porcelain, tableware and gifts, under the Rosenthal brand, Rosenthal Studio-Line and by licensing agreements under the names of Versace, Bvlgari and others. All-Clad comprises the manufacture, distribution and marketing of a variety of premium cookware, kitchenware and bakeware under separate brand identities in the top price segment of the market in the US (including All-Clad Stainless, Cop-R-Chef, LTD, Mc2 and Cop-R-Core).

(b) Table 1 below sets out the authorised and issued fully paid share capital of the Company and of Waterford Wedgwood UK as at 25 November, 2003 (the latest practicable date prior to the publication of the document), and Table 2 below sets out the authorised and issued fully paid share capital of the Company and of Waterford Wedgwood UK as it will be following the Rights Issue.

    TABLE 1 -- AUTHORISED AND ISSUED FULLY PAID SHARE CAPITAL OF WATERFORD WEDGWOOD AND WATERFORD WEDGWOOD UK BEFORE THE RIGHTS ISSUE


                                                                                                           NUMBER OF
                                                                          NOMINAL VALUE           ORDINARY SHARES OF
                                                                           (eurodollar)        (eurodollar)0.06 EACH
   WATERFORD WEDGWOOD
   Authorised share capital                                                  60,000,000                1,000,000,000
   Allotted, called up and fully paid share capital                       47,000,826.60                  783,347,110


                                                                                                           NUMBER OF
                                                                          NOMINAL VALUE           ORDINARY SHARES OF
                                                                  STG (pounds sterling)                  STG25P EACH
   WATERFORD WEDGWOOD UK
   Authorised share capital -- ordinary shares of Stg25p                     55,000,001                  220,000,004
   Allotted, called up and fully paid -- ordinary shares of Stg25p        45,400,442.25                  181,601,769


                                                                                                           NUMBER OF
                                                                          NOMINAL VALUE             INCOME SHARES OF
                                                                  STG (pounds sterling)                   STG1P EACH
   Authorised share capital -- Income Shares of Stg1p                        12,000,000                1,200,000,000
   Allotted, called up and fully paid -- Income Shares of Stg1p            8,829,958.66                  882,995,866



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                                       51

--------------------------------------------------------------------------------

    TABLE 2 -- AUTHORISED AND ISSUED FULLY PAID SHARE CAPITAL OF WATERFORD WEDGWOOD AND WATERFORD WEDGWOOD UK AFTER THE RIGHTS ISSUE


                                                                                                             NUMBER OF
                                                                              NOMINAL VALUE         ORDINARY SHARES OF
                                                                               (eurodollar)      (eurodollar)0.06 EACH
   WATERFORD WEDGWOOD
   Authorised share capital                                                      60,000,000              1,000,000,000
   Allotted, called up and fully paid share capital                           59,819,233.74                996,987,229


                                                                                                             NUMBER OF
                                                                              NOMINAL VALUE         ORDINARY SHARES OF
                                                                      STG (pounds sterling)                STG25P EACH
   WATERFORD WEDGWOOD UK
   Authorised share capital -- ordinary shares of Stg25p                         55,000,001                220,000,004
   Allotted, called up and fully paid -- ordinary shares of Stg25p            45,400,442.25                181,601,769


                                                                                                             NUMBER OF
                                                                              NOMINAL VALUE           INCOME SHARES OF
                                                                      STG (pounds sterling)                 STG1P EACH
   Authorised share capital --Income Shares of Stg1p                             12,000,000              1,200,000,000
   Allotted, called up and fully paid -- Income Shares of Stg1p               10,966,359.85              1,096,635,985

     Following the Rights Issue, the number of Stock Units in issue (each such unit comprising one Ordinary Share and one Income Share) will be 996,987,229.

(c) By a special resolution passed on 27 April, 2000 amending the Articles of Association of the Company, the Directors of the Company were generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 20 of the 1983 Act) up to the level of the current authorised share capital. The authority was granted for the period up to 27 April, 2005.

     By a special resolution passed on 31 July, 2003 the Stockholders disapplied the pre-emption provisions contained in Section 23 of the 1983 Act and authorised the Directors to allot equity securities (as defined in that section) as if subsection (1) thereof did not apply. This disapplication related, inter alia, to equity securities representing 5% of the issued share capital of the Company as at the date of the passing of this resolution and to the allotment of equity securities by way of rights.

(d) The provisions of section 23 of the 1983 Act (which confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash) will apply to the authorised but unissued share capital of the Company following the Rights Issue to the extent that such pre-emption rights have not been disapplied by the resolution referred to in sub-paragraph (c) above or otherwise pursuant to the provisions of section 23 of the 1983 Act.

(e) (i) The Group currently operates five Share Option Schemes, as identified below and under which the number of Options outstanding, is as set out below. The Executive Share Option Scheme has been replaced but the Options described below remain outstanding under it.


                                      NUMBER OF OPTIONS                               RANGE OF             RANGE OF
                                       OVER STOCK UNITS                               EXERCISE             EXERCISE
TITLE OF SCHEME                             OUTSTANDING                                 PRICE               PERIOD
                                                                                   FROM         TO       FROM          TO
       Executive Share Option Scheme             20,000                (eurodollar)0.65       0.65   1/4/1997    1/4/2004
       Group Share Option Scheme
        1995                                 24,322,900                (eurodollar)0.64       1.28  24/5/1999    5/6/2012
       The 1996 Approved Group
        Share Option Scheme                   1,067,100       Stg (pounds sterling)0.41       0.99  13/6/1999   8/11/2011
       UK Savings-Related Share
        Option Scheme 1995                    8,719,625      Stg (pounds sterling)0.235       0.61  1/12/2003    1/8/2005
       Irish and International Savings
        Related Share Option
        Scheme 1996                           7,099,347      Stg (pounds sterling)0.235       0.61  1/12/2003    1/8/2005

    The interests of the Directors in respect of the Options described above are set out in section 5(c) of this Part 5.

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                                       52

--------------------------------------------------------------------------------

     (ii) The Group currently operates three Employee Participation Schemes, as identified below, and under which the number of Stock Units held is as set out below.

                                      NUMBER OF STOCK UNITS
                                                       HELD
     The 1995 Irish Profit Sharing Scheme         5,618,777
     Share Incentive Plan 2002                      206,801
     Employee Share Ownership Plan                  315,862

     Details of the terms of these Share Option Schemes and of the Employee Participation Schemes are contained in section 4 of this Part 5.

(f) The Existing Stock Units are, and the Rights Issue Units, when fully paid, will be, in registered form and capable of being held in uncertificated form. The Existing Stock Units are admitted to the Official Lists of the Irish Stock Exchange and the UK Listing Authority and are traded on the respective main markets of the Irish Stock Exchange and the London Stock Exchange for listed securities. The Company also operates a sponsored ADR programme in the United States whereby Existing Stock Units may be held in ADR format. ADSs in the Company are quoted on NASDAQ.

     The Rights Issue Units will, when fully paid, rank pari passu in all respects with the Existing Stock Units, including the right to receive all dividends and other distributions thereafter declared, paid or made. The Rights Issue Units will have the rights and restrictions attaching thereto as set out in the Articles of Association of the Company and of Waterford Wedgwood UK, the relevant provisions of which are summarised in section 3 of this Part 5.

(g) The Rights Issue Price of (eurodollar)0.18 per New Stock Unit comprises (having converted the relevant euro amount into sterling) a price of Stg1p per New Income Share and a price per New Ordinary Share equal to the balance. Accordingly, the premium per New Ordinary Share will be (eurodollar)0.12 (being (eurodollar)0.18 -- (eurodollar)0.06) less the euro currency equivalent of Stg1p converted at the exchange rate prevailing on the relevant day.

(h) The tables below set out the closing mid-market quotations for an Existing Stock Unit, as derived from the Daily Official Lists of the Irish Stock Exchange (quoted in euro) and the London Stock Exchange (quoted in sterling), for the first dealing day in each of the last six months immediately prior to 14 November, 2003 (the date of announcement of the Rights Issue), on 13 November, 2003 (the last Business Day prior to the announcement of the Rights Issue) and on 25 November, 2003 (the latest practicable date prior to the publication of this document):

        IRISH STOCK EXCHANGE




DATE                               PRICE (eurodollar)
  3 June, 2003                                 0.225
  1 July, 2003                                 0.253
  1 August, 2003                               0.255
  1 September, 2003                            0.315
  1 October, 2003                              0.275
  3 November, 2003                             0.295
  13 November, 2003                            0.285
  25 November, 2003                            0.295


LONDON STOCK EXCHANGE
  DATE                   PRICE STG (pounds sterling)
  2 June, 2003                               0.1675
  1 July, 2003                               0.1725
  1 August, 2003                             0.1975
  1 September, 2003                          0.2200
  1 October, 2003                            0.2000
  3 November, 2003                           0.1975
  13 November, 2003                          0.2013
  25 November, 2003                          0.1988

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                                       53

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3.   RIGHTS ATTACHING TO THE STOCK UNITS

Each Stock Unit comprises one Ordinary Share and one Income Share. Each Ordinary Share is "twinned" with an Income Share. The respective rights attaching to these securities are summarised in sections (A) and (B) below.

(A)  RIGHTS ATTACHING TO THE ORDINARY SHARES

A summary of certain provisions of the Articles of Association of the Company concerning the rights attaching to an Ordinary Share, which together with an Income Share comprise a Stock Unit, and which will attach to each New Ordinary Share comprised in the Rights Issue Units, when fully paid, is set out below.

The Articles provide, in most instances, that, for so long as Stock Units are in existence, the Company or the Directors, as the case may be, may not take any action in respect of the Ordinary Shares unless the Directors of the Company are satisfied that, if necessary or desirable, similar and equivalent actions will be taken by Waterford Wedgwood UK on the same occasion in respect of the Income Shares comprised in the corresponding Stock Units.

Purchase of Own Shares

The Company may purchase any of its shares, with discretion as to doing so on a pro rata basis or not, and may cancel any shares so purchased, or hold them as treasury shares, with liberty to re-issue any such share or shares. No market purchase of its own shares by the Company shall be made unless the purchase has first been authorised by a special resolution of the Company.

Variation of Rights

The rights and privileges for the time being attaching to any class of shares forming part of the issued share capital for the time being of the Company may be varied or taken away with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class, but so that the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of that class.

Issue of Shares

The Directors of the Company may (subject to the Companies Acts 1963 to 2001) allot, grant option over or otherwise dispose of shares to such persons on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its Stockholders.

Disclosure of Beneficial Interest

The holder of Ordinary Shares may lose his right to vote his Ordinary Shares if he fails to comply with any notice given by the Company requiring him to indicate in writing:

(a)  his interest in such shares;

(b)  the interest of all persons having any interest in them; and

(c) particulars of any arrangement under which another person is entitled to require the transfer of the shares or control his exercise of voting rights in regard thereto.

Lien

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all monies (whether presently payable or not) called or payable at a fixed time in respect of that share and the Company lien on a share shall extend to all monies payable in respect of it.

Transfer of Shares

The Directors of the Company shall decline to register the transfer to any person of an Ordinary Share comprised in a Stock Unit unless there is produced to the Directors of the Company such evidence as they may reasonably require to ensure that on the same date of transfer there was transferred in favour of such person the Income Share comprised in the same Stock Unit.

In addition, the Directors of the Company may also refuse to register any transfer unless it is accompanied by sufficient evidence as the Directors of the Company may reasonably require to show the right of the transferor to make the transfer or the transfer of a share which is not fully paid.

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                                       54

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Calls

The Directors may make calls (which may be required to be paid in instalments) upon the members in respect of any monies unpaid on their shares and a person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

Interest is due on the amount unpaid from the day it became due until it is paid at the rate fixed by the terms of the allotment of the share or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Companies Acts 1963 to 2001), but the Directors shall be at liberty to waive payment of the interest wholly or in part.

Forfeiture

If a member fails to pay any call or instalment of a call when due, the Directors may resolve, having served upon such member appropriate notice and if the requirements of such notice have not been complied with, that any shares in respect of which the notice has been given be forfeited. The forfeiture shall extend to all dividends and other monies payable in respect of the forfeited shares and not paid before forfeiture. The Directors may accept a surrender of any share liable to be so forfeited.

Untraced Stockholders

The Company is entitled to sell shares held by members if, during the period of twelve years prior to the Company advertising its intention to sell such shares, at least three dividends in respect of the shares in question have become payable and have not been claimed. The net proceeds of the sale will belong to the Company which shall be obliged to account to the former member for an amount equal to such proceeds. Such funds may be employed in the business of the Company, or invested as the directors may think fit.

Alteration of Capital

The Company may, by ordinary resolution, increase its authorised share capital, consolidate and divide existing shares into shares of a larger nominal amount, subject to the provisions of the Companies Acts 1963 to 2001, sub-divide existing shares into shares of smaller amount and, by ordinary resolution cancel unissued shares not yet taken up, or agreed to be taken up.

The Company may alter its share capital and may issue shares in its altered capital with such rights as the Company may by ordinary resolution determine.

The Company may, by special resolution, reduce its share capital, any capital redemption reserve fund or any share premium account, subject to any authorisation or consent required by law.

Voting Rights

On a show of hands every member present in person and every proxy shall have one vote and on a poll every member present in person or by proxy shall have one vote for every share held by him.

Dividends

Subject to the provisions of the Companies Acts 1963 to 2001:

(a) the Company may, by ordinary resolution, declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors; and

(b) the Directors may declare and pay interim dividends if it appears to them they are justified by the profits of the Company available for distribution.

Except as otherwise provided for by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid (and for this purpose, no amount paid on a share in advance of calls shall be treated as paid on a share). Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly. The Directors may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. A general meeting declaring a dividend may direct, upon the recommendation of the Directors, that it shall be satisfied wholly or partly by the distribution of the assets.


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                                       55

--------------------------------------------------------------------------------

If the Directors so resolve, any dividend which has remained unclaimed for twelve years from the date the dividend became due for payment shall be forfeited and cease to remain owing by the Company.

A holder of an Ordinary Share who also holds an Income Share with which such Ordinary Share is linked as part of a Stock Unit may, by serving notice in writing on the Company, elect to forego dividends payable in respect of such Ordinary Share on the basis that such amount of dividend (exclusive of tax credits, if any) will be payable instead in respect of such Income Share. Where a holder of an Ordinary Share comprised in a Stock Unit has made such an election which remains in force in relation to that Ordinary Share, any dividend declared on that Ordinary Share shall be reduced by an amount equal to the amount of any dividend (exclusive of any associated tax credit) declared to be payable on the same day on the Income Share comprised in such Stock Unit.

For the avoidance of doubt dividends may be payable on some Ordinary Shares but not on other Ordinary Shares and at different rates in the event of and by reason of elections being in force. A holder of Ordinary Shares in respect of which such an election is in force may, by serving notice in writing on the Company revoke that election, which revocation shall take effect in relation to all dividends or other distributions declared on, or in respect of, such Ordinary Share by reference to a record date which is more than one day after the date of receipt of the revocation by the Company. Such an election or revocation of election made by a holder of an Ordinary Share shall be deemed to have been made in respect of all Ordinary Shares registered in the name of such holder (subject to the rights of a holder to make a partial election to take an additional allotment of Ordinary Shares in lieu of a cash dividend in accordance with Article 111 on some of the Ordinary Shares of such holder).

A holder of Ordinary Shares may make separate elections and revocations of elections in respect of Ordinary Shares held in separate accounts in his name on the basis that any election or revocation of election made in respect of any Ordinary Share held in such account shall be deemed to apply to all Ordinary Shares held in such account.

No elections or revocation of election may be made in respect of part only of the dividend payable in respect of any Ordinary Share. Such an election shall be deemed to be made on the basis that if the aggregate amount of the dividends which holders of the Ordinary Shares have elected to receive on Income Shares in respect of any financial year shall exceed the amount the Directors of Waterford Wedgwood (UK) have determined to be available for distribution in respect of such financial year, Waterford Wedgwood (UK) shall be entitled to declare and pay on the Income Shares comprised in the relevant Stock Units dividends in an aggregate amount equal to the amount so determined to be available and such dividends shall be distributed among all Unitholders who have in force a valid election in respect of such dividend payment in proportion to the Stock Units in respect of which such elections have been made. In any such event, the balance of the dividend which has not been paid by Waterford Wedgwood (UK) to any Unitholders shall be paid by the Company on the Ordinary Shares forming part of the relevant Stock Units.

The Directors may, subject to approval by the Company by ordinary resolution (and provided that an adequate number of unissued Ordinary Shares is available for the purpose), prior to or contemporaneously with the announcement of the dividend in question, offer holders of Ordinary Shares the right to elect to receive in lieu of such dividend (or part thereof) an allotment of additional Ordinary Shares credited as fully paid. Any holder of an Ordinary Share comprised in a Stock Unit who has made an election to receive cash dividends on the Income Share comprised in such Stock Unit in accordance with Article 110 and who wishes instead to elect to receive additional Ordinary Shares in lieu of such cash dividend must first revoke any election previously made under
Article 110.

Winding-up

If the Company shall be wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid up or credited as paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up or credited as paid up at the commencement of the winding up on the shares held by them respectively. If in a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the share capital paid up or credited as paid up at the commencement of the winding up, the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up paid up or credited as paid up on the said shares held by them respectively; provided that the Articles shall not affect the rights of the holders of shares issued upon special terms and conditions.


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                                       56
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(B)        RIGHTS AND RESTRICTIONS ATTACHING TO THE INCOME SHARES

A summary of certain provisions of the Articles of Association (the "UK Articles") of Waterford Wedgwood UK (the "UK Company") concerning the rights attaching to the Income Shares and which will attach to the New Income Shares comprised in the Rights Issue Units when fully paid is set out below. Except to the extent noted below the rights attaching to the Income Shares are similar to those attaching to the Ordinary Shares.

Share Capital

No Income Shares shall be issued to any person unless either such person at the time of issue holds 75% of the Ordinary Shares in the UK Company (the "UK Ordinary Shares") in issue or immediately following the issue of Income Shares that person will hold Ordinary Shares which are comprised in Stock Units in equal number to the total number of Income Shares or, alternatively, an equal number of UK Ordinary Shares are issued to that person at the same time.

Purchase of Own Income Shares

Every contract for the purchase by the UK Company of its own shares shall be sanctioned by a separate general meeting of the holders of each class of shares in issue.

Variation of Rights

Class rights may be varied in the same ways as is noted for the Ordinary
Shares.

Issue of Income Shares

The directors may allot, grant options over or otherwise dispose of all unissued Income Shares to such persons, at such times and on such terms as they think fit.

The UK Company may exercise the powers of paying commissions conferred by UK law to the full extent thereby permitted.

The directors may at any time after the allotment of any share but before the person has been entered in the register as the holder recognise a renunciation thereof by the allottee in favour of some other person. No renunciation may be recognised in respect of Income Shares unless there is produced to the directors such evidence as they may reasonably require that on the same occasion, there is being issued, transferred or renounced to the same person an equal number of Ordinary Shares or UK Ordinary Shares.

Lien

The UK Company shall also have a first and paramount lien on every share (not being a fully paid share) registered in the name of a single member for all the debts and liabilities of such member or his estate to the UK Company. The UK Company may sell in such manner as the directors think fit any share on which it has a lien, subject to the restrictions contained in the UK Articles in relation to the sale of Income Shares.

Forfeiture

Forfeiture provisions similar to those applicable to the Ordinary Shares apply to the Income Shares. A member whose share has been forfeited or surrendered shall cease to be a member in respect of that share but shall remain liable to pay the UK Company all monies which at the date of forfeiture were presently payable by him with interest thereon at the rate of 15% per annum from the date of forfeiture.

Transfer of Income Shares

Any Income Share may be transferred at any time provided that (i) at the same time an Ordinary Share comprised in the same Stock Unit or an Ordinary Share will be comprised in the same Stock Unit is transferred to the same person; or
(ii) such a person is the holder of Ordinary Shares not comprised in the Stock Unit who will, after such transfer, hold Stock Units or (iii) such a person is the holder of not less than three quarters of the UK Ordinary Shares in issue.

The directors shall not register any person as the holder of any Income Shares which are comprised in Stock Units, except pursuant to the provisions relating to the acquisition of Income Shares, unless there is produced to the directors evidence that on the same time there is being allotted, issued or transferred to the same person Ordinary Shares comprised in the same Stock Unit or Ordinary Shares will, following registration of the transfer be comprised in Stock Units. The directors shall not register any person, other than the holder of not less than 75% of the UK Ordinary Shares, or pursuant to the provisions relating to the acquisition of Income


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                                       57
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--------------------------------------------------------------------------------

Shares, as the holder of any Income Shares which are not comprised Stock Units unless immediately following such registration the directors shall have registered that person as a holder of an equal number of UK Ordinary Shares.

The same instrument of transfer may include the same number of Income Shares and Ordinary Shares.

Acquisition of all Income Shares by election

(i) A holder of Income Shares who has obtained a consent in writing of the holders of three quarters in nominal value of the issued Income Shares or on an extraordinary resolution being passed by the holders of the Income Shares; or

(ii) a holder of UK Ordinary Shares who has obtained a consent in writing of the holders of the three quarters in nominal value of UK Ordinary Shares or on extraordinary resolution being passed by the holders of the UK Ordinary Shares and the approval of the directors.

shall be entitled, on giving notice, to call for the holders of all of the UK Ordinary Shares to acquire all of the issued Income Shares. The holders of the UK Ordinary Shares issued shall be bound to purchase the Income Shares at a price of Stg (pounds sterling)0.01 per share.

Where a person holds Income Shares which are not comprised in Stock Units and does not hold a number of UK Ordinary Shares equal to or greater than the number of the Income Shares held ("Stray Income Shares"), then the holder of any UK Ordinary Shares, on giving notice, may call for the transfer of all of the Stray Income Shares to him at a price of Stg (pounds sterling)0.01 per share. Alternatively, the holder of the Stray Income Shares may, on giving notice, call for a holder of UK Ordinary Shares to purchase such Stray Income Shares for a price of Stg (pounds sterling)0.01 per share.

Calls on Income Shares

If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest from the appointed payment date (not exceeding 15% per annum) as the directors determine.

Alteration of Capital

The UK Company may reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any manner subject to any consent required by law.

The consolidation, sub-division and cancellation or purchase by the UK Company of its own shares shall not be effected in respect of the Income Shares unless similar actions are being taken in respect of the Ordinary Shares.

The UK Company may by ordinary resolution (i) cancel any shares which at the date of passing of the resolution have not been taken or agreed to be taken by any person, (ii) sub-divide its shares into shares of a smaller amounts than is fixed by the Memorandum of Association.

Winding-up

On a winding up or otherwise, (other than a conversion redemption or purchase of shares) the holders of Income Shares shall be entitled to the repayment of a sum equal to the nominal capital paid up on the Income Shares in priority to any repayment of capital on any other class of share.

Voting Rights

The holders of Income Shares have the right to receive notice of and attend at a general meeting of the UK Company only if a resolution is to be passed varying any of the rights of the holders of the Income Shares. The holder of Income Shares shall have one vote on show of hands and, on a poll, shall have one vote in respect of each fully paid Income Share.

Directors

The number of directors shall not be less than 2 nor more than 16.

The directors may repay any director all such reasonable expenses as he may incur in attending and returning from directors meetings or otherwise in or about the business of the Company.

The directors have power to agree and to pay pensions or other retirement, superannuation, death or disability benefits to any director or ex-director.


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                                       58

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The directors have the power to purchase and maintain insurance for the benefit of any persons who are or were at any time directors, officers, employees or auditors of the UK Company or of any holding company or subsidiary of the UK Company.

Directors' Interests

The directors may (i) be interested in any contract, transaction or arrangement with the UK Company or in which the UK Company is otherwise interested (ii) may be a director or other officer of or employed by or be otherwise interested in any contract or arrangement with any body corporate promoted by the UK Company or in which the UK Company is otherwise interested, (iii) may act in a professional capacity for the UK Company and be remunerated therefor; and (iv) such a director shall not be accountable for any benefit which he derives from any contract, transaction or arrangement or from any other office or employment which he is interested.

At each annual general meeting one third of the directors shall retire from office by rotation.

Borrowing Powers

Directors may exercise all the powers of the UK Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, as collateral security for any debt, liability or obligation of the UK Company or of any third party.

Dividends

A dividend shall be declared and payable upon any Income Share only if at the same time there is a dividend to be paid on Ordinary Shares other than those in respect of which there are subsisting Dividend Elections and if a Dividend Election shall have been made and be in force in respect of the Ordinary Shares comprised in the same Stock Unit as that Income Share and to the extent that the net amount of such dividends (exclusive of tax credits, if any) does not exceed the net amount (exclusive of tax credits, if any) which would but for the Dividend Election be payable as a dividend on the board for the Ordinary Share so comprised and if the UK Company is a subsidiary of the Company.

Directors may pay interim dividends on shares of any class of such amounts and on such dates as they think fit.

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall be apportioned and paid for pro rata according to the amounts paid on the shares during any portion(s) of the period in respect of which the dividend is paid.

Income

The holders of Income Shares who have been given a Dividend Election which remains in force in relation to the Ordinary Shares held by them shall be entitled to payment of dividends in respect of Income Shares comprised in the same Stock Units.

Capitalisation of Profits and Reserves

The directors may, with the sanction of an ordinary resolution capitalise any sums standing to the credit of the UK Company's reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of the profit and loss account by applying such sum on their behalf in paying up in full unissued UK Ordinary Shares and/or Income Shares for allotment and distribution as fully paid up bonus shares, such sum to be appropriated to the holders of the UK Ordinary Shares and/or Income Shares in proportion to the amounts paid up on those shares.

Any capitalisation of profits or reserves shall take place in respect of Income Shares comprised in Stock Units only in the form of Income Shares allotted, credited as fully paid, the aggregate number of which shall be the same as the aggregate number of Ordinary Shares comprised in Stock Units to be allotted, credited as fully paid by the way of capitalisation of the profits or reserves by the Company at the same time to holders of Stock Units.

If at the time of any issue of Income Shares there are rights to subscribe for further Income Shares, the directors may set aside, as a capitalisation reserve, an amount equal to the nominal amount of the additional Income Shares so that on the exercise of an entitlement to receive further Income Shares the capitalisation reserve will be applied to issuing those Income Shares as fully paid.

If the Company offers holders of Ordinary Shares the right to elect to receive in lieu of a dividend an allotment of additional Ordinary Shares credited as fully paid, the directors may capitalise any sum standing to the credit


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                                       59
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of any of the UK Company's reserve accounts or any sums standing to the credit of the profit and loss accounts by appropriating such sum to the holders of Income Shares who have elected to receive additional Ordinary Shares in lieu of a dividend (or any part thereof), in respect of Ordinary Shares held by them in Stock Units and applying such sum on their behalf in paying up in full unissued Income Shares equal in number to the additional Ordinary Shares credited as fully paid up to them as bonus shares, such bonus Income Shares to be held in Stock Units with the additional Ordinary Shares.

Notices

Any notice or document may be served on or delivered to any member of the UK Company either personally or by sending it through the post in a prepaid cover addressed to such member at his registered address or (if he has no registered address within the United Kingdom) to the address, if any, within the United Kingdom supplied by him to the UK Company. Where a member is registered on a branch register any such notice or document may be posted either in the United Kingdom or in the territory in which such branch register is maintained.

Where notice or other document is served or sent by post, service or delivery it shall be deemed to be effected at the expiration of 24 hours (or where second class mail is employed, 48 hours) after the time it is posted and in providing such service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted. Notice may also be served on any particular member or members by means of telex, telefax, electronic mail or other such means as may be available.

Where there are joint holders of a share notice shall be given to the holder whose name appears first in the register and this shall be deemed sufficient notice to all joint holders in their capacity as such.

Where a person becomes entitled to a share due to the death or bankruptcy of a member that person shall be entitled to have served upon or delivered to him any notice or document to which the member but for his death or bankruptcy would have been entitled.

A member who has not supplied an address within the United Kingdom for service of notices shall not be entitled to receive notices from the UK company.

4.   SUMMARY OF SHARE OPTION SCHEMES AND EMPLOYEE PARTICIPATION SCHEMES

(a)  Group Share Option Scheme 1995
     This scheme was adopted on 12 December, 1995. Executive directors who work 25 hours per week and employees who work at least 20 hours per week are eligible to participate in the Group Share Option Scheme 1995. Options under the Group Share Option Scheme 1995 are granted by the remuneration committee and are subject to a performance condition, such that for an option to be exercisable, there must have been an increase in EPS (as defined in the scheme) over any three consecutive accounting periods prior to the date of exercise, of at least seven percentage points more than the increase in the Irish Consumer Price Index over the same period. Options under the Group Share Option Scheme 1995 are granted at an option price, which is the higher of (a) the market value of the underlying Ordinary Shares on the date of grant or (b) the nominal value of the underlying Ordinary Shares. An employee's participation in this scheme is limited so that the aggregate price payable on the exercise of all options granted to the employee under this or any similar scheme, in any ten year period, will not exceed four times the employee's gross annual remuneration. Options under this scheme are normally exercisable, subject to the achievement of the performance criteria, between the third and tenth anniversary of the grant.

(b)  The 1996 Approved Group Share Option Scheme
     The 1996 Approved Group Share Option Scheme is available to employees who reside in the UK. Full-time executive directors and employees who work at least 20 hours per week are eligible to participate. Options under the 1996 Approved Group Share Option Scheme are granted by the remuneration committee and are subject to a performance condition, such that for an option to be exercisable, there must have been an increase in EPS (as defined in the scheme) over any three consecutive accounting periods prior to the date of exercise, of at least seven percentage points more than the increase in the Irish Consumer Price Index over the same period. Options granted under this scheme are granted at an option price, which may not be less than (a) the market value of the underlying Ordinary Shares on the date of grant or (b) the nominal value of the underlying Ordinary Share. An employee's participation under this scheme is limited so that the aggregate price payable on the exercise of all options granted to the employee under this or any similar scheme, in any ten year period will not exceed four


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     times the employee's gross remuneration. Options are normally exercisable, subject to the achievement of the performance criteria, between the third and tenth anniversary of the grant.

(c)  UK Savings-Related Share Option Scheme 1995
     All executive directors and employees (full-time or part-time) who are chargeable to income tax in the UK, who have worked for the Company or a participating company for a qualifying period as determined by the Directors of the Company (such period not to exceed five years prior to the date of the grant of the Option) and any other employees nominated by the Directors are eligible to participate in the Savings-Related Share Option Scheme 1995.

     Employees granted an option under the Savings-Related Share Option Scheme 1995 are generally required to enter into a savings contract with a designated savings carrier under which they make a monthly contribution for a designated period. The monthly contribution must not exceed such limit as is fixed by the Directors within the ceiling imposed by the UK Taxes Act.

     Options are to be granted to eligible employees at an option price, which is not manifestly less than (a) 80% of the market value of the underlying Ordinary Shares on the day before the date of invitation (or some other date agreed with the UK Inland Revenue) and, (b) if the Ordinary Shares are to be subscribed, not less than their nominal value.

(d) Irish and International Savings Related Share Option Scheme 1996 This scheme was approved by stockholders on 12 December, 1995.

     Employees of the Company and any participating company who are not eligible to participate in the UK Savings Related Share Option Scheme, who work such minimum number of hours (not being more than 25 hours) as the Directors of the Company may determine are eligible to participate in the Irish and International Savings Related Share Option Scheme 1996, provided they have the necessary qualifying period of continuous service.

     Employees granted options under this Scheme are generally required to enter into a savings contract with a designated savings carrier under which monthly contributions are made. The maximum monthly contribution are deemed to be substantially equivalent to the contributions permitted under the Savings-Related Share Option Scheme 1995.

     Options are to be granted to eligible employees at on option price which is not manifestly less than (a) 80% of the market value of the underlying Ordinary Shares on the day before the date of invitation and (b) where Ordinary Shares are to be subscribed, not less than their nominal value.

(e)  The 1995 Irish Profit Sharing Scheme
     The 1995 Irish Profit Sharing Scheme was constituted by Trust Deed dated 2 April, 1996 made between Waterford Wedgwood plc, Waterford Crystal Limited and the Trustees of the scheme. The Trustees are required to administer the Profit Sharing Scheme in accordance with the provisions of the Trust Deed. Under the terms of the scheme, the Company and any of its participating subsidiaries may contribute a certain amount of their profits from the previous financial year to the Trustees who will use the funds either to acquire Stock Units or subscribe for new Stock Units for the benefit of eligible employees. The Directors of the Company will determine, for any year in which the 1995 Irish Profit Sharing Scheme is operated, the amount of profits of the preceding financial year to be allocated and the basis of allocation to employees. Any Stock Units subscribed for and issued under the 1995 Irish Profit Sharing Scheme is to be subscribed at the closing quotation price of Stock Units as published in the Daily Official List of the Irish Stock Exchange for the dealing day immediately preceding that day, or, if greater, the nominal value of a Stock Unit.

     Subject to the relevant legislation, employees of the Company and any participating company who are chargeable to Irish Income Tax who work such minimum number of hours as the Directors of the Company may determine, are eligible to participate in the 1995 Irish Profit Sharing Scheme provided they have the necessary qualifying period of continuous service.

     The maximum value of Stock Units which can be appropriated to each employee under the 1995 Irish Profit Sharing Scheme in any tax year may not exceed the maximum from time to time permitted by the Irish Finance Acts.

     Shares allocated under the 1995 Irish Profit Sharing Scheme are to be held, except in certain circumstances by the Trustees of the scheme, for a minimum period of two years after allocation.


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(f)  Employee Share Ownership Plan
     The Employee Share Ownership Plan ("ESOP") was constituted by Trust Deed dated 28 December, 1995 made between the Company and Waterford Employee Share Ownership Plan (Jersey) Limited (the "Trustee") and has the object of facilitating the holding of fully paid shares in any Group company (the "Shares") by or for the benefit of present and former employees and executive directors of the Company or its group companies (the "Beneficiaries"). The Company and any group company (with the consent of the Company) may at any time make loans or contributions to the ESOP and the Trustee shall hold all payments which it receives on trust for the Beneficiaries in accordance with the object of the ESOP. The Trustee (which is a wholly owned subsidiary of the Company) has been given power to apply the income and capital of the trust fund for the benefit of the beneficiaries and may at its discretion accumulate the income of the Trust.

     The Trustee has the power to acquire the Shares and to hold them for the benefit of the Beneficiaries. The Trustee may then grant options over shares in the Company (or any of its group companies) to any of the Beneficiaries upon such terms as the Trustee sees fit.

     The number of unallocated Shares in the Company (or any of its group companies) held by the Trustee cannot exceed 5% of the issued share capital of the Company or any group company.

(g)  Share Incentive Plan 2002
     The Share Incentive Plan 2002 ("the Plan") is constituted by a Trust Deed dated 16 December, 2002 made between the Company and Yorkshire Building Society ("the Trustee"). Under the Plan, participating employees can make payments of up to a maximum of 10% of their gross pay or Stg (pounds sterling)125 in any month to the Trust, which the Trustee will use to acquire Ordinary Shares at the prevailing share price.

     Whenever the Directors of the Company decide to operate the Plan they must invite all employees of participating companies to participate in the Plan, provided those employees are chargeable to UK Income Tax and have accrued such service as the Directors of the Company may determine and provided those employees have not in that tax year participated in another employee share ownership plan which has been established by the Company.

     The Trustee will allocate Ordinary Shares to the eligible employees in proportion to the amount of their contributions.

5.   DIRECTORS

(a) The full names of the Directors and their principal functions within the Waterford Wedgwood Group are as follows:


DIRECTOR                               POSITION
   Sir Anthony John Francis O'Reilly   Non-executive Chairman
   Peter John Goulandris               Non-executive Deputy Chairman
   Patrick Redmond O'Donoghue          Group CEO
   Richard Anthony Barnes              Executive Director and Group Finance Director
   Peter Burton Cameron                Executive Director and CEO of All-Clad Holdings Inc
   Gerald Patrick Dempsey              Non-executive Director
   John Foley                          Executive Director and CEO of Waterford Crystal Limited
   Lewis Glucksman                     Non-executive Director
   Ottmar Claus Heindrich Kusel        Executive Director and CEO of Rosenthal AG
   Christopher John McGillivary        Executive Director and CEO of Waterford Wedgwood
                                       USA Inc
   Kevin Columba McGoran               Non-executive Director and Chairman of Waterford Crystal
                                       Limited
   Sam Michaels                        Non-executive Director and Joint Chairman of All-Clad
                                       Holdings Inc
   Patrick James Anthony Molloy        Non-executive Director
   Robert Henry Niehaus                Non-executive Director
   Lady Chryss O'Reilly                Non-executive Director
   Tony O'Reilly, Jr                   Executive Director and CEO of Wedgwood Limited
   Brian David Patterson               Non-executive Director
   David Wellspring Sculley            Non-executive Director
   Lord Piers Wedgwood                 Executive Director
   Dr. Francis Alan Wedgwood           Non-executive Director

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                                       62

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     The business address of each of the Directors is 1-2 Upper Hatch Street,
     Dublin 2, Ireland.

(b) As at the close of business on 25 November, 2003, (being the latest practicable date prior to the publication of this document), the interests of the Directors (including any interests of their spouses or minor children) in the Existing Issued Share Capital, the existence of which is known to, or could with reasonable diligence be ascertained by, the Directors, whether or not held through another party, which is notifiable as required to be disclosed pursuant to sections 53 and 64 of the Companies Act 1990 and, as far as the Company and the Directors are aware, having made due and proper enquiry, the interests of any persons connected (within the meaning of section 26 of the Companies Act 1990) with a Director, were as set out below.

     The number of Stock Units in which the Directors will, subject to the assumptions stated below, be interested following the Rights Issue is also set out below.


                                                         NUMBER OF           % OF           NUMBER OF           % OF
                                                       STOCK UNITS       EXISTING         STOCK UNITS       ENLARGED
                                                      PRIOR TO THE   ISSUED SHARE       FOLLOWING THE   ISSUED SHARE
NAME OF DIRECTOR                                      RIGHTS ISSUE        CAPITAL    RIGHTS ISSUE (4)        CAPITAL
Sir Anthony O'Reilly and Peter John
  Goulandris holdings:
  Stoneworth Investment Limited (1)(2)(4(a))           128,998,528          16.47         164,179,942          16.47
  Albany Hill Limited (1)(2)(4(a))                      26,778,362           3.42          34,081,550           3.42
  Araquipa International Limited (2)(4(a))              27,111,201           3.46          34,505,163           3.46
  Cressborough Holdings Limited (2)(4(a))                9,200,000           1.17          11,709,089           1.17
  Mystic Investments (Cayman) Limited
   (1)(4(a))                                               420,907           0.05             535,699           0.05
  Indexia Holdings Limited(1)(4(a))                        250,000           0.03             318,181           0.03
                                                       -----------          -----         -----------          -----
Sub-total of O'Reilly and Goulandris
  holdings                                             192,758,998          24.61         245,329,624          24.61
Patrick Redmond O'Donoghue(4b)                             390,964          0.050             497,590          0.050
Richard Anthony Barnes(4b)                                 149,520          0.019             190,296          0.019
Peter Burton Cameron                                            --            --                   --             --
Gerald Patrick Dempsey (4b)                                 50,000          0.006              63,635          0.006
John Foley(4b)                                             123,414          0.016             157,071          0.016
Lewis Glucksman (3)                                             --            --                   --             --
Ottmar Claus Kusel-                                             --            --                   --             --
Christopher John McGillivary(4b)                           498,975          0.064             635,058          0.064
Kevin Columba McGoran (4b)                                  70,000          0.009              89,089          0.009
Sam Michaels (4b)                                          200,000          0.026             254,543          0.026
Patrick James Anthony Molloy (4b)                          100,000          0.013             127,270          0.013
Robert Henry Niehaus (4b)                                  800,000          0.102           1,018,181          0.102
Lady Chryss O'Reilly* (1)(3)                                    --            --                   --             --
Tony O'Reilly Jr(4b)                                        53,700          0.007              68,343          0.007
Brian David Patterson (4b)                                  49,061          0.006              62,441          0.006
David Wellspring Sculley (4b)                              965,000          0.123           1,228,181          0.123
Lord Piers Wedgwood (4b)                                   100,000          0.013             127,270          0.013
Dr Francis Alan Wedgwood (4b)                              389,539          0.050             495,775          0.050

     NOTES:

     (1) Sir Anthony O'Reilly, Chairman of the Board, controls (i) 49% of Stoneworth Investment Limited, a company which owns 128,998,528 Stock Units; (ii) 50% of Albany Hill Limited, a company which owns 26,778,362 Stock Units (Lady O'Reilly controls 10% of Albany Hill Limited); (iii) 100% of Mystic Investments (Cayman) Limited, a company which owns 420,907 Stock Units; and (iv) 100% of Indexia Holdings Limited, a company which owns 250,000 Stock Units. The total number of Stock Units in which Sir Anthony O'Reilly is therefore interested, is 156,447,797, representing 19.97% of the Stock Units.

     (2) Mr Goulandris, Deputy Chairman of the Board, controls (i) 49% of Stoneworth Investment Limited, a company which owns 128,998,528 Stock Units; (ii) 40% of Albany Hill Limited, a company which owns 26,778,362 Stock Units; (iii) 100% of Araquipa International Limited, a company which owns 27,111,201 Stock Units; and (iv) 100% of Cressborough Holding

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                                       63
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          Limited, a company which owns 9,200,000 Stock Units. The total number of Stock Units in which Mr Goulandris is therefore interested is 192,088,091, representing 24.52% of the Stock Units.

    (3) Lady O'Reilly has a non-beneficial interest in the Stock Units referred to in note 1, which are beneficially held by her husband, Sir Anthony O'Reilly. Lewis Glucksman owns 2% of Stoneworth Investment Limited, a company which owns 128,998,528 Stock Units as referred to in note (1) and (2) above.


    (4) The number of Stock Units following the Rights Issue shown above is calculated on the following basis:

          (a) Each of Sir Anthony O'Reilly and Mr Goulandris are participating in the Rights Issue, either by way of sub-underwriting or by way of subscription in respect of the full amounts of their respective individual entitlements, and in respect of their commonly held interests, held through Stoneworth Investment Limited and Albany Hill Limited.

          (b) The balance of the Directors intend to participate in the Rights Issue in respect of the full amounts of their respective entitlements.

(c) As at the close of business on 25 November, 2003, (being the latest practicable date prior to the publication of this document), the interests of the Directors (including any interests of their spouses or minor children) in Options over Stock Units, the existence of which is known to, or could with reasonable diligence be ascertained by, the Directors, whether or not held through another party, which is notifiable as required to be disclosed pursuant to sections 53 and 64 of the Companies Act 1990 and, as far as the Company and the Directors are aware, having made due and proper enquiry, the interests in Options over Stock Units of any persons connected (within the meaning of section 26 of the Companies Act 1990) with a Director, were as set out below:


DIRECTOR                                    OPTIONS HELD                   OPTION PRICE        EXERCISABLE BETWEEN
   Patrick Redmond O'Donoghue                    2,345                 (eurodollar)1.03          1/12/03 -- 1/6/04
                                                 5,833                 (eurodollar)0.54           1/2/05 -- 1/8/05
                                                 3,200                 (eurodollar)0.37           1/2/06 -- 1/8/06
                                             1,000,000                 (eurodollar)0.95       13/12/99 -- 13/12/06
                                             1,000,000                 (eurodollar)0.96           2/9/02 -- 2/9/09
                                               500,000                 (eurodollar)0.96         27/3/03 -- 27/3/10
                                               500,000                 (eurodollar)1.15         12/4/04 -- 12/4/11
                                   TOTAL     3,211,378

   Richard Anthony Barnes                        3,176            (pounds sterling)0.61          1/12/03 -- 1/6/04
                                                 5,757            (pounds sterling)0.33           1/2/05 -- 1/8/05
                                                 3,217           (pounds sterling)0.235           1/2/06 -- 1/8/06
                                               800,000           (pounds sterling)0.765       13/12/99 -- 13/12/06
                                               200,000            (pounds sterling)0.57         27/3/03 -- 27/3/10
                                               500,000           (pounds sterling)0.685         12/4/04 -- 12/4/11
                                               200,000            (pounds sterling)0.41         8/11/04 -- 8/11/11
                                   TOTAL     1,712,150

   Peter Burton Cameron                          3,217           (pounds sterling)0.235           1/2/06 -- 1/8/06
                                               750,000                 (eurodollar)0.96         27/3/03 -- 27/3/10
                                               500,000                 (eurodollar)1.15         12/4/04 -- 12/4/11
                                               200,000                 (eurodollar)0.64         8/11/04 -- 8/11/11
                                               250,000                 (eurodollar)0.65           5/6/05 -- 5/6/12
                                   TOTAL     1,703,217

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
DIRECTOR                            OPTIONS HELD                        OPTION PRICE        EXERCISABLE BETWEEN
   John Foley                                   5,833               (eurodollar)0.54           1/2/05 -- 1/8/05
                                                3,200               (eurodollar)0.37           1/2/06 -- 1/8/06
                                              230,000               (eurodollar)0.95       13/12/99 -- 13/12/06
                                              125,000               (eurodollar)0.96           2/9/02 -- 2/9/09
                                              100,000               (eurodollar)0.96         27/3/03 -- 27/3/10
                                              500,000               (eurodollar)1.15         12/4/04 -- 12/4/11
                                              200,000               (eurodollar)0.64         8/11/04 -- 8/11/11
                                 TOTAL      1,164,033

   Ottmar Claus Kusel                         250,000         (pounds sterling)0.995         26/3/01 -- 26/3/08
                                              100,000               (eurodollar)0.96           2/9/02 -- 2/9/09
                                              250,000               (eurodollar)0.96         27/3/03 -- 27/3/10
                                              500,000               (eurodollar)1.15         12/4/04 -- 12/4/11
                                              200,000               (eurodollar)0.64         8/11/04 -- 8/11/11
                                 TOTAL      1,300,000

   Sam Michaels                               500,000               (eurodollar)0.96          2/7/03 -- 27/3/10
                                 TOTAL        500,000

   Christopher John McGillivary                 3,040          (pounds sterling)0.61          1/12/03 -- 1/6/04
                                                5,757          (pounds sterling)0.33           1/2/05 -- 1/8/05
                                                3,217         (pounds sterling)0.235           1/2/06 -- 1/8/06
                                              800,000         (pounds sterling)0.765       13/12/99 -- 13/12/06
                                            1,000,000         (pounds sterling)0.615           2/9/02 -- 2/9/09
                                              500,000               (eurodollar)0.96         27/3/03 -- 27/3/10
                                              500,000               (eurodollar)1.15         12/4/04 -- 12/4/11
                                 TOTAL      2,812,014

   Tony O'Reilly Jr                           500,000               (eurodollar)1.15         12/4/04 -- 12/4/11
                                              200,000               (eurodollar)0.64         8/11/04 -- 8/11/11
                                 TOTAL        700,000

   Lord Piers Wedgwood                        100,000               (eurodollar)1.28           4/9/03 -- 4/9/10
                                 TOTAL        100,000

(d) Save as set out in paragraphs 5(b) and 5(c) of this Part 5, no Director has any interests, whether beneficial or non-beneficial, in the Existing Issued Share Capital.

(e) No Director or Mr Andrew Elsby-Smith (the only director of Waterford Wedgwood UK who is not a director of the Company) has or had any interest in any transaction, which is or was unusual in its nature or conditions or significant to the business of the Group and which:

     (i) was effected by the Company or any of its subsidiaries or associated undertakings during the current or immediately preceding financial year; or

     (ii) was effected by the Company or any of its subsidiaries during an earlier financial year and remains in any respect outstanding or unperformed.

(f) As at the date of this document, there are no outstanding loans granted by any member of the Group to any of the Directors or Mr Andrew Elsby-Smith, and no guarantees have been provided by any member of the Group for their benefit.

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                                       65
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(g)  As at the date of this document, with the exception of the following, there are no existing or proposed Directors' Service Contracts (as defined in the Listing Rules) between a member of the Group and any Director, nor are there any equivalent arrangements regulating the terms and conditions of their employment:

     (i) Waterford Wedgwood entered into an employment agreement with Mr O'Donoghue on 30 April, 1987. This agreement was amended by supplemental agreement dated 23 February, 1988 and by memorandum dated 30 April, 1993. The agreement may be terminated by the Company by service of three years' notice in writing. The agreement is terminable by Mr O'Donoghue upon three months' notice. The agreement will automatically terminate on Mr O'Donoghue attaining the age of 65 years. If Mr O'Donoghue terminates the agreement he will be entitled to vested pension benefits under the rules of the Company's pension scheme of which he is a member on the date of such termination. Mr O'Donoghue's current salary is (eurodollar)548,000 per annum. Mr O'Donoghue is provided with a motor car and is entitled to membership of the company pension scheme which provides retirement and life assurance benefits wholly funded by the Company. He is also entitled to participate in the permanent health insurance scheme operated by the Company. Mr O'Donoghue is entitled to be considered for such annual performance bonus as may be determined by the remuneration committee of the Board.


     (ii) Josiah Wedgwood & Sons Limited ("JW&S"), a wholly-owned subsidiary of the Company, entered into an employment agreement with Mr Barnes on 10 October, 1988. The agreement is terminable by either party on giving three years' notice. Mr Barnes' current salary is (eurodollar)329,000 per annum. Mr Barnes' membership of the Waterford Group Pension Plan is maintained by JW&S. He is also entitled to a motor car and during the continuance of the agreement is entitled to free membership of the BUPA health care scheme offered by JW&S. Mr Barnes is entitled to be considered for such annual performance bonus as may be determined by the remuneration committee of the Board.

    (iii) Mr Kusel is presently employed under a service agreement with Rosenthal due to expire on 31 December, 2004 ("the Agreement"). The supervisory board of Rosenthal is obliged to give twelve months' notice before the expiry of the Agreement as to whether it intends to reappoint Mr Kusel as a member and chairman of the board of Rosenthal. Mr Kusel's salary of (eurodollar)336,000 is subject to review every two years. Mr Kusel is entitled to a motor car and driver and is entitled to contributions to his pension insurance or exempt life insurance and a contribution for medical insurance. Mr Kusel is entitled to be included in the Group's accident insurance of Rosenthal. Mr Kusel is entitled to be considered for such annual performance bonus as may be determined by the remuneration committee of the Board.

(h) The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and other benefits in kind) paid to the Directors by the Company or by any member of the Group during the financial year ended 31 March, 2003 was (eurodollar)5,962,000.

(i) There will be no change in the total emoluments receivable by the Directors as a result of the Rights Issue.

(j) The following Directors are, or have been, in the five years preceding the date of this document, directors or partners in the following companies or partnerships (excluding companies in the Group):


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                                       66

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
                                                                   PREVIOUS
NAME OF DIRECTOR             CURRENT DIRECTORSHIPS/PARTNERSHIPS    DIRECTORSHIPS/PARTNERSHIPS
   Sir Anthony O'Reilly      Albany Hill Ltd                       HJ Heinz Company
     (Chairman)              Cartson Holdings Limited
                             Columbia Investments
                             eircom Limited
                             Fairfield Holdings Limited
                             Fitzwilton Limited
                             Independent News & Media PLC
                             Indexia Holdings Limited
                             Lionheart Ventures (Overseas)
                             Limited
                             Stemriver Investment Limited
                             Stoneworth Investment Ltd
                             The Fitzwilton Charitable Foundation
                             Limited
                             Valentia Telecommunications Limited
                             The Ireland Funds
                             Valentia Holdings Limited

   Peter John Goulandris     Albany Hill Ltd                       --
     (Deputy Chairman)       Araquipa International Ltd
                             Fitzwilton Limited
                             Stoneworth Investment Ltd
                             The Hellenic Mutual War Risks
                             Association (Bermuda) Ltd
                             The Hellenic Shipping War Risks
                             Insurance S.A.
                             The International Tanker Owners'
                             Pollution Federation Ltd
                             The London Steam-ship Owners Mutual
                             Insurance Association Ltd

   Patrick Redmond           Dunmore Holiday Villas Ltd            Edward Flahavan & Sons Ltd
     O'Donoghue (President   Governing Body of Waterford           Tourism Ireland Ltd
     and Chief Executive     Institute of Technology               Waterford Regional
     Officer)                Greencore Group plc                   Airport plc
                             WKW fm Limited                        Waterford Tourism Ltd
                                                                   Bord Failte Eireann
                                                                   Waterford Chamber of
                                                                   Commerce

   Richard Anthony Barnes    West Midlands Regional Development    --
     (Finance Director)      Agency

   Peter Burton Cameron      Acuity Management Inc                 --
     (Executive Director)    Acuity Properties Inc
                             Brothers Brewing
                             Chapel Hill/Chauncy Hall School
                             Faberware Licensing Company, LLCFCI
                             Corporation
                             FCL International Housewares
                             Association
                             Northeastern University
                             Revere Graphics Worldwide Inc
                             Stylecraft Supply Inc
                             The Acuity Foundation Inc

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                                       67

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
                                                                  PREVIOUS
NAME OF DIRECTOR             CURRENT DIRECTORSHIPS/PARTNERSHIPS   DIRECTORSHIPS/PARTNERSHIPS
   Gerald Patrick Dempsey    Garragie Investments                 Avonburn Ltd
     (Non-executive          Hickdale Limited                     Bavensdale Company
     Director)               MAI Finance Ireland                  Canada Life Assurance
                             MAI Holdings Ireland                 (Ireland) Ltd
                             Meritorial Ltd                       Carlingdale Company
                             MFWWnet                              Dakleigh Company
                             PRNet                                Design & Project Management
                             Springport                           Ltd
                             The Ireland Funds                    iSwoop Ltd
                             UAPnet                               UMS Group Ltd
                             United Business Media Financial
                             Services Ireland
                             United Business Media Llc
                             United Media Finance Ireland
                             UNM Finance Ireland
                             UNM Holdings Ireland

   John Foley (Executive     Waterford Tourism Ltd                --
     Director)

   Lewis Glucksman           Fitzwilton Limited                   Smith Barney
     (Non-executive          Risk Capital Holdings                Europe Ltd
     Director)                                                    Smith Barney European
                                                                  Holdings Ltd

   Ottmar Claus Kusel        Ceramics Industry Association        --
     (Non-executive          GermanyDusseldorf Hypotheken Bank
     Director)               AG

   Christopher John          --                                   --
     McGillivary (Executive
     Director)

   Kevin Columba McGoran     Fitzwilton Limited                   Erne Holdings Ltd
     (Non-executive          Rennicks Group Ltd                   Safeway Stores (Ire) Ltd
     Director)               (formerly Coimbra Ltd)

   Sam Michaels              Pittsburgh Annealing Box             --
     (Non-executive          CompanyNABCO, Inc
     Director)

   Patrick James Anthony     Blackrock Clinic Ltd                 Governor and Company of
     Molloy (Non-executive   Blackrock Hospital Ltd               Bank of Ireland
     Director)               CRH plc                              Bristol & West plc
                             Dublin Adult Learning Centre         Bank of Ireland Treasury and
                             Enterprise Ireland                   International Banking Ltd
                             Hugh Lane Gallery Trust Ltd          Computer Services of Ireland
                             Irish Management Institute           Ltd
                             Trinity College Foundation Board     Eircell 2000 plc
                                                                  eircom plc
                                                                  ICS Building Society
                                                                  Kingspan Group plc
                                                                  The Hibernian Bank Ltd
                                                                  The National Bank of Ireland
                                                                  Ltd

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                                       68

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
                                                                      PREVIOUS
NAME OF DIRECTOR              CURRENT DIRECTORSHIPS/PARTNERSHIPS      DIRECTORSHIPS/PARTNERSHIPS
   Robert Henry Niehaus       American Italian Pasta Company          Allegiance Corporation
     (Non-executive           Pinnacle Holdings, Inc                  Fort James Corporation
     Director)                etel Group Ltd                          Morgan Stanley & Co Inc
                              Greenhill Capital Partners              Morgan Stanley Capital
                              Heartland Payment Systems, Inc          Partners III
                                                                      Morgan Stanley Leveraged
                                                                      Equity Fund II, LP
                                                                      Silgan Corporation

   Lady Chryss O'Reilly       Portmarnock Hotel & Golf Links Ltd      --
     (Non-executive           IPL Portmarnock Inc
     Director)                Irish National Stud Company Ltd
                              Wirrel Investments Ltd

   Tony O'Reilly Jnr          ARCON International                     E-Mat, Inc.
        (Director)            Resources P.l.c.                        Lockwood Financial Group
                              Providence Resources plc                Ltd
                              Fitzwilton Limited                      Tedcastle Holdings Ltd
                              Independent News & Media PLC

   Brian David Patterson      Irish Financial Services Regulatory     Stoke-on-Trent & North
     (Non-executive           Authority                               Staffordshire Theatre
     Director)                Irish Management Institute
                              National College of Ireland
                              Northern Ireland Centre for Trauma and
                              Transformation
                              Ogilvy and Mather Group Ltd
                              The Irish Times Ltd

   David Wellspring Sculley   Bermuda Perfumery                       Ranch 1
     (Non-executive           iTouch plc
     Director)                Wolfgang Puck Food Co

   Lord Piers Wedgwood        --                                      Fired Earth plc
     (Executive Director)

   Dr Francis Alan            --                                      --
     Wedgwood
     (Non-executive
     Director)

(k)  No Director has at the date of this document:

     (i)  any unspent convictions in relation to indictable offences;

     (ii) been the subject of bankruptcy proceedings or an individual voluntary arrangement;

    (iii) been a director of any company at the time of or within 12 months preceding its receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors;

     (iv) been a partner in a partnership which, whilst he was a partner of or within 12 months after his ceasing to be a partner, was put into compulsory liquidation;

     (v) had an administrator or other receiver appointed or entered into any voluntary arrangement; had an administrator or other receiver appointed in respect of any asset belonging to him or to a partnership of which he was a partner at the time of such appointment or within the 12 months preceding such appointment; or


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                                       69
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     (vi) been the subject of a public criticism by any statutory or regulatory authorities (including designated professional bodies) nor has such Director ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

6.   INTERESTS IN EXISTING STOCK UNITS

As at 25 November, 2003 (being the latest practicable date prior to the publication of this document), the names of persons, other than Directors, who were directly or indirectly interested in 3% or more of the Existing Stock Units, and the amount of each such person's interest in so far as the Company is aware, are as set out below. The number of Stock Units in which these persons will, subject to the assumptions stated below, be interested following the Rights Issue is also set out below.


                                                           % OF EXISTING
                                              NUMBER OF     ISSUED SHARE          NUMBER OF
                                            STOCK UNITS          CAPITAL         STOCK UNITS    % OF ENLARGED
                                           PRIOR TO THE     PRIOR TO THE       FOLLOWING THE     ISSUED SHARE
                                           RIGHTS ISSUE      RIGHT ISSUE     RIGHTS ISSUE(2)          CAPITAL
Bank of Ireland Asset Management (1)         91,438,747             11.7         116,376,586             11.7
Jupiter Asset Management (1)                 27,107,848              3.5          34,500,895              3.5
Lazard Asset Management (1)                  27,007,969              3.4          34,373,776              3.4

NOTES:
(1) The Directors have been advised that these shareholdings are not beneficially owned but are held on behalf of clients, none of which, so far as the Directors are aware, holds more than 3% of the Existing Issued Share Capital.

(2) The number of Stock Units following the Rights Issue shown above assumes, for illustrative purposes only, that the clients of Bank of Ireland Asset Management, Jupiter Asset Management and Lazard Asset Management subscribe for their full Rights Issue entitlements.

As at 25 November, 2003 (being the latest practicable date prior to the publication of this document), the Company is not aware of any person who, directly or indirectly, jointly or severally, exercises or could exercise control over the Company.

7.  BANKING AND OTHER FACILITIES

Amended Revolving Credit Facility
As part of the refinancing plan, the Company and Waterford Wedgwood UK, as co-borrowers, and the Guarantors, have entered into an amendment (on 26 November, 2003) to the Group's revolving credit facility, which had originally been executed on 29 November, 1999, with The Bank of Ireland and the Royal Bank of Scotland plc, as arrangers ("the Original Credit Facility").

It is a condition of the Amended Revolving Credit Facility that Waterford Wedgwood (i) undertake the offering of the Subordinated Bonds and the Rights Issue and (ii) apply a portion of the net proceeds of the offering of the Subordinated Bonds (described below) and of the Rights Issue to partially repay the Original Credit Facility, as detailed in the section of Part 1 of this document entitled "Use of Proceeds". After these payments have been made, Waterford Wedgwood expects that the Amended Revolving Credit Facility will provide for borrowings of up to (eurodollar)226.2 million (which includes the Bilateral Facilities).

The final maturity date of the Amended Revolving Credit Facility is 31 March, 2008 and all outstanding advances are due on that date. In addition, Waterford Wedgwood has a cash sweep for each financial year (commencing with the financial year ending 31 March, 2005) of 75% of the Group's excess cash flow during each such financial year.

Advances under the Amended Revolving Credit Facility bear interest at a rate of EURIBOR or LIBOR (as appropriate) plus 2.75% plus mandatory costs, which may be drawn in US dollars, euros, pounds sterling, Japanese yen or Swiss francs.

The Company's obligations under the Amended Revolving Credit Facility are guaranteed by each of the co-borrowers and the Guarantors. Under the Amended Revolving Credit Facility, Waterford Wedgwood's EBITDA and gross assets, together with the EBITDA and gross assets of the co-borrowers and the Guarantors, as the case may be, are required to constitute at least 90% of the consolidated EBITDA and gross assets of the Group (excluding Rosenthal and its subsidiaries) respectively.

Borrowings under the Amended Revolving Credit Facility rank pari passu with borrowings under the Existing Notes (described below). Indebtedness under the Amended Revolving Credit Facility is secured by (i) first ranking fixed and floating charges over all the co-borrowers' and certain of the Guarantors' assets and (ii) first

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                                       70
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ranking security interests in the shares of each borrower (other than the shares in Waterford Wedgwood) and each Guarantor and certain inter-company loans owned or made by each co-borrower and/or Guarantor. The rights securing indebtedness under the Amended Revolving Credit Facility is equal and rateable with the rights that secure the borrowings under the Existing Notes. In addition, the Amended Revolving Credit Facility provides for a most favoured lender provision whereby the lenders thereunder have the contractual right, at their election, upon the incurrence of additional indebtedness with terms that substantively differ from the terms of the facility, to amend the facility to include such covenants and/or events of default granted in the additional indebtedness.

The Amended Revolving Credit Facility contains certain customary covenants, including, without limitation, covenants: to maintain maximum ratios of total Net Debt to EBITDA; to maintain minimum ratios of senior net debt to EBITDA; to maintain minimum ratios of EBITDA to senior interest costs; to maintain maximum ratios of total net debt to tangible net worth; to maintain minimum ratios of cash flow to debt service; limiting levels of capital expenditure; and limiting levels of restructuring costs. In addition, the Amended Revolving Credit Facility includes covenants relating to limitations on, inter alia, dividends and other restricted payments; sales of assets; mergers; indebtedness; disposals; acquisitions; and liens.

The Amended Revolving Credit Facility will be cancelled in full and all outstanding advances thereunder will become due and payable upon the occurrence of any change of control, delisting or other reorganisation of the equity of Waterford Wedgwood. In addition, the co-borrowers will be required to prepay outstanding advances under the facility with the proceeds of disposals, certain insurance proceeds and relevant debt or equity issuances (subject to certain exceptions) by the Company any co-borrower or any of Waterford Wedgwood's applicable subsidiaries.

For the term of the Amended Revolving Credit Facility, the Company will provide to the lenders financial information, including the Company's audited annual consolidated financial statements and certain interim financial statements. In addition, the Company will provide quarterly, and in certain cases, monthly, compliance certificates. The Amended Revolving Credit Facility contains customary events of default, including, inter alia: failure to make payments under the Amended Revolving Credit Facility; breach of covenants, including financial covenants; breach of representations; cross-default; insolvency, bankruptcy or similar events; failure of security of the guarantees; material adverse change; and ineffectiveness of other transaction documents.

In addition, the Company's failure to complete the Rights Issue or use the net proceeds thereof to partially repay the Original Credit Facility in the manner described in the section of Part 1 entitled "Use of Proceeds" will constitute an event of default under the Amended Revolving Credit Facility.

The Existing Notes
As part of the Refinancing, the Company and Waterford Wedgwood Finance (as issuer) and the other Guarantors have entered into an amendment on 26 November, 2003 to a series of substantially identical note purchase agreements which had originally been executed on 18 November, 1998, with the purchasers named therein, pursuant to which Waterford Wedgwood Finance issued Private Placement Notes in an aggregate principal amount of US$95,000,000 and which have been subject to multiple amendments (such amended note purchase agreements together being "the Amended Existing Note Purchase Agreements").

Before the amendment to the note purchase agreements becomes effective, Waterford Wedgwood must (i) undertake the offering of the Subordinated Bonds and the Rights Issue and (ii) apply a portion of the net proceeds of the offering of the Subordinated Bonds (described below) and the Rights Issue to partially prepay the Existing Notes. as detailed in the section of Part 1 of this document entitled "Use of Proceeds". After these repayments are made, approximately US$62.9 million ((eurodollar)54.3 million) aggregate principal amount of Existing Notes will remain outstanding. The Existing Notes mature on 18 November, 2008, and bear interest at a rate of 8.75% per annum.

Borrowings under the Existing Notes rank pari passu with borrowings under the Amended Revolving Credit Facility. Waterford Wedgwood Finance's obligations under the Existing Notes are guaranteed by the Guarantors and the Company and has the benefit of security over the same assets that secure borrowings under the Amended Revolving Credit Facility and the rights securing the Company's indebtedness under the Existing Notes are equal and rateable with the rights that secure the borrowings under the Amended Revolving Credit Facility. In addition, the Amended Existing Note Purchase Agreements provide for a most favoured lender provision whereby the noteholders have the contractual right, at their election, upon the incurrence of additional indebtedness with terms that substantively differ from the terms of the Amended Existing Note Purchase Agreements, to amend such agreements to include such covenants and/or events of default granted in the additional indebtedness.


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The terms of the Existing Notes provide for financial covenants and events of default substantially similar to those contained in the Amended Revolving Credit Facility (described above). In addition, Waterford Wedgwood's failure to complete the Rights Issue or to use the net proceeds thereof to partially repay the Existing Notes in the manner described in the section of Part 1 entitled "Use of Proceeds" constitutes an event of default under the Amended Existing Note Purchase Agreements. The terms of the Existing Notes provide for mandatory prepayments similar for those under the Amended Revolving Credit Facility (but do not have a cash sweep) and require a Make Whole payment to noteholders in connection with any prepayments.

The Subordinated Bonds
As part of the Company's refinancing plan, the Company today entered into an indenture among the Company, certain of its subsidiaries as guarantors ("the Guarantors"), and The Bank of New York, as trustee, pursuant to which the Company issued (eurodollar)166 million in principal amount 9 7/8% Subordinated Bonds due 2010. Pursuant to a subscription agreement dated 26 November, 2003, between the Company and Barclays Capital, as initial purchaser, the Subordinated Bonds were offered and sold in transactions exempt from the registration requirements of the US Securities Act of 1933, as amended, in the US only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the US in reliance on Regulation S. The Company has not and will not register the Subordinated Bonds, or any other notes to be exchanged therefor, under the Securities Act.

The Company's obligations under the Subordinated Bonds will be guaranteed on a senior subordinated secured basis by the Guarantors. The Bonds are secured by second ranking fixed and floating charges over substantially all of Waterford Wedgwood's assets and certain assets of the Guarantors.

The Subordinated Bonds rank junior to all current and future senior indebtedness of the Company, including the Amended Revolving Credit Facility, the Existing Notes, the amended Rosenthal Facilities and the Bilateral Facilities. The Subordinated Bonds rank pari passu with all current and future senior subordinated indebtedness of the Company and senior to all current and future junior subordinated indebtedness of the Company. The terms of the Subordinated Bonds contain certain customary covenants, including, without limitation, covenants relating to limitations on: dividends and other restricted payments; sales of assets; mergers; indebtedness; transactions with affiliates; asset sales; and the sale of subsidiary common stock.

Prior to the maturity of the Subordinated Bonds, the Company has agreed to provide to the trustee and the holders of the Subordinated Bonds financial information, including the Company's audited consolidated annual financial statements and certain interim financial statements. Upon the occurrence of a change of control, the holders of the Subordinated Bonds may require the Company to repurchase the Subordinated Bonds at 101% of the aggregate outstanding principal amount.

The Subordinated Bonds may be redeemed at the option of the Company, in whole or in part after three years at a premium. In addition, prior to the third anniversary of the issue date, the Company may redeem at a premium up to 35% of the aggregate outstanding principal amount of the Subordinated Bonds with the proceeds from certain equity offerings. In the event of certain changes affecting taxes applicable to payments on the Subordinated Bonds, the Company may redeem the Subordinated Bonds in whole, but not in part, at any time at 100% of the principal amount plus accrued and unpaid interest. The terms of the Subordinated Bonds contain customary representations and warranties and events of default.

Bilateral Facilities
Lenders under the Amended Revolving Credit Facility have also provided for new Bilateral Facilities to certain of the Group's subsidiaries which bear the same interest rate as, and are secured on the same basis as, the Amended Revolving Credit Facility. As part of the Refinancing, part of the proceeds of each of the Subordinated Bonds and of the Rights Issue will be applied to partially repay the existing Bilateral Facilities. Details of the required repayments are set out in the section of Part 1 of this document entitled "Use of Proceeds". Immediately prior to the issue of the Subordinated Bonds, the Bilateral Facilities will become part of the facilities under the Amended Revolving Credit Facility.

W-C Designs Factoring Facility
W-C Imports Inc., one of Waterford Wedgwood's US subsidiaries, is a party to a factoring facility and a related inventory financing facility, under which it can factor 30-day receivables.

Rosenthal Facilities
As part of the Refinancing, Rosenthal and Waterford Wedgwood GmbH (subsidiaries of the Company) have entered into new facilities on 24 November, 2003 replacing their existing credit facilities. The new Rosenthal Facilities are comprised of term loans. As part of the Refinancing, part of the proceeds of the Subordinated


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Bonds will be applied to repay a portion of the Rosenthal Facilities. Details of the required repayments are set out in the section of Part 1 of this document entitled "Use of Proceeds". The aggregate commitment under the new Rosenthal Facilities is (eurodollar)13.4 million after the Refinancing.

The term loans under these facilities bear an interest of EURIBOR plus 2.75%, mature on 31 March, 2005 and are secured by a pledge of the brand rights in Rosenthal and a security interest in the manufactured goods of Hutschenreuther.

Certain Rosenthal entities are also parties to mortgage facilities in the amount of (eurodollar)6.6 million (30 June, 2003), which are secured by mortgages over Rosenthal's principal properties. These mortgage facilities bear an interest rate of 6.2% and have a final maturity date of December, 2007.

The Rosenthal Facilities contain financial covenants, other covenants and events of default.

Intercreditor Agreement
The Company and the Guarantors entered into an intercreditor deed on 26 November, 2003 (the "Intercreditor Agreement") with, among others, the lenders under the Amended Revolving Credit Facility, the security agent, the holders or representatives of holders of the Private Placement Notes to which the indenture trustee for the holders of the Subordinated Bond has become party.

The Intercreditor Agreement generally provides the following order of priority for the satisfaction of the Group's obligations (subject to certain true-up arrangements):

o    first, costs and expenses of the security trustee and of enforcement;

o second, pro rata, to cover the interest outstanding of the Amended Revolving Credit Facility, Private Placement Notes and Bilateral Facilities;

o third, pro rata, among the Amended Revolving Credit Facility, Private Placement Notes and Bilateral Facilities and currency agreements at the time of enforcement; and

o    fourth, any other amounts of indebtedness outstanding.

8.  MATERIAL CONTRACTS
The following is a summary of all material contracts (not being contracts entered into in the ordinary course of business), which have been entered into by any member of the Group within the two years immediately preceding the date of this document and which are or may be material and all other contracts (not being contracts entered into in the ordinary course of business) which contain any provision under which any member of the Group has any obligation or entitlement which is or may be material to the Group as at the date of this document:

(i)  the agreements referred to in section 7 of this Part 5;

(ii) Underwriting Agreement
     The Underwriting Agreement dated 14 November, 2003, between the Company, the Executive Directors of the Company as defined therein, being the Executive Directors as identified in section 5(a) of this Part 5 and, for the purposes of the Underwriting Agreement only, also Sir Anthony O'Reilly and Mr Peter John Goulandris, and Davy Stockbrokers (the "Underwriter") pursuant to which the Underwriter has agreed, subject to the fulfilment of certain conditions and on the terms set out in the Underwriting Agreement, to procure subscribers or, to the extent that such subscribers are not procured, itself to subscribe for any Rights Issue Units not taken up under the Rights Issue. In consideration of its agreement to underwrite the Rights Issue, the Underwriter will be paid a commission of 2.25% of the value at the Rights Issue Price of the Rights Issue Units for the first twenty eight days of the Underwriter's commitment under the Underwriting Agreement beginning from and including 14 November, 2003. Out of this commission, the Underwriter will pay each sub-underwriter a sub-underwriting commission (to the extent that sub-underwriters are or have been procured). An additional commission of 0.125% for each seven days or part of seven days (if any) after the first twenty eight days of the Underwriter's commitment under the Underwriting Agreement shall be payable up to and including the date on which the Underwriter's obligations cease. Such additional commission will, to the extent that sub-underwriters are or have been procured, be paid to the sub-underwriters.

     The Company will pay all costs and expenses of, or in connection with, the Rights Issue, the allotment and issue of the New Stock Units and its own and the Underwriter's legal, accountancy and other professional fees.


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     The Rights Issue Units have not been and will not be registered under the
     Securities Act and may not be offered or sold within the United States, or to or for the account or benefit of US persons, except in transactions exempt from, nor not subject to, the registration requirements of the Securities Act. The Underwriter has agreed that it will not offer or sell the Rights Issue Units until 40 days after the commencement of the Rights Issue, within the United States or to or for the account or benefit of US persons, and it will have sent to each broker/dealer or sub-underwriter to which it sells in reliance on Regulation S during such 40 day period a confirmation or other notice detailing the restrictions on offers and sales of such securities within the United States, or to or for the account or benefit of US persons. Terms used in this paragraph have the meaning given to them by Regulation S. In addition, the Underwriter has agreed that no such securities will be offered or sold by or on behalf of it or any sub-underwriter in the United States except by a broker/dealer registered under the Exchange Act or pursuant to a valid exemption from such requirements under the Exchange Act.

     The Underwriting Agreement contains certain representations, warranties, undertakings and indemnities by the Company in favour of the Underwriter.

     The Underwriting Agreement is conditional, inter alia, on:

     (a) none of the representations, warranties and undertakings in the Underwriting Agreement being untrue or inaccurate or misleading on the date of the Underwriting Agreement or at any time before receipt by the Company of the confirmation from Barclays Bank plc specified in sub-paragraph (c) below (the time of such receipt by the Company being the "Escrow Closing Time") by reference to the facts and circumstances then existing;

     (b) the Amended Revolving Credit Facility having been duly entered into by all parties thereto and not having been materially amended (without the prior written consent of Davy) or terminated, and there being no grounds on which it could be terminated, in each case immediately prior to the Escrow Closing Time and all conditions for drawdown under that agreement (save for any condition in regard to (i) Admission, (ii) the repayment of approximately (eurodollar)26.5 million under the Original Credit Facility from the net proceeds of the Rights Issue and
          (iii) the repayment of approximately (eurodollar)81.8 million under the Original Credit Facility from the net proceeds of the Subordinated Bonds) having been satisfied or having been irrevocably waived by all of the banks who are party to the Amended Revolving Credit Facility immediately prior to the Escrow Closing Time;

     (c) the offering of the Subordinated Bonds having been made and having been completed on terms substantially as described in the Red Herring Offering Memorandum or on such other terms (including the rate of interest attaching to the Subordinated Bonds) as the Company, with the prior written consent of Davy (such consent not to be unreasonably withheld) may agree, and the proceeds thereof, being not less than (eurodollar)165 million, having been received by the Bank of New York (in its capacity as common depository) and the Company having received an original copy of the letter from Barclays Bank plc irrevocably authorising and instructing the Bank of New York to pay the gross proceeds of the Subordinated Bonds to an escrow account no later than the Business Day prior to 5 December, 2003;

     (d) the agreement relating to the Amended Existing Note Purchase Agreements having been duly entered into by all the parties thereto and not having been materially amended (without the prior written consent of Davy) or terminated, and there being no grounds on which it could be terminated, in each case immediately prior to the Escrow Closing Time and all conditions to that agreement (save for any condition in regard to (i) Admission, (ii) the payment of approximately (eurodollar)6.7 million from the net proceeds of the Rights Issue to the holders of the Existing Notes and (iii) the payment of approximately (eurodollar)24.5 million from the net proceeds of the Subordinated Bonds to the holders of the Existing Notes, having been satisfied or having been irrevocably waived by all of the holders of Existing Notes prior to the Escrow Closing Time;

     (e) the agreement relating to the Rosenthal Facilities having been duly entered into by all parties thereto and not having been materially amended (without the prior written consent of Davy) or terminated, and there being no grounds on which it could be terminated, in each case immediately prior to the Escrow Closing Time and all conditions to that agreement (save for any condition in regard to (i) Admission, and (ii) the payment of approximately (eurodollar)5.0 million from the net proceeds of the Subordinated Bonds to the banks providing the Rosenthal Facilities) having been satisfied or having been irrevocably waived prior to the Escrow Closing Time; and


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     (f)  the posting of the Provisional Allotment Letter no later than 11.59
          p.m. on the last Business Day prior to Admission and Admission becoming effective no later than 8.00 a.m. on the first Business Day after publication of this document (or such later time and date as the Company and the Underwriter may agree, being not later than 5 December, 2003).

          In addition, the Underwriting Agreement entitles the Underwriter to terminate its obligations under the Underwriting Agreement at any time prior to the Escrow Closing Time, if, inter alia, there is any change in national or international financial, monetary, military, economic, political or stock market conditions which, in the reasonable opinion of the Underwriter, would or would be likely to, be materially prejudicial to the Company or to any member of the Group or to the application for Admission or to the offering constituted by the Rights Issue or to the acquisition of the Stock Units by persons pursuant thereto at any time prior to the Escrow Closing Time.

          Upon Admission becoming effective by no later than 8.00 a.m. on 2 December, 2003 (or such later time and date as the Company and the Underwriter may agree, being not later than 5 December, 2003), the Underwriting Agreement will be wholly unconditional.

(iii) Acquisition of the Cashs Mail Order Limited ("Cash's") Brand
      On 4 November, 2002, the Group acquired Cashs Mail Order business and mailing lists for a total consideration of (eurodollar)22.7 million. The consideration was satisfied by the issue of Waterford Wedgwood Stock Units to the value of (eurodollar)5.5 million and the payment of (eurodollar)
      17.2 million in cash. The assets acquired included domain names, a call centre licence, fixtures and fittings, stock inventory related to the business, the goodwill and clientele of the business, the trade names "Cashs" and "Shannon" (together with related logos and trademarks) and giftware mail-order brochures produced for the Fall 2002 season (the "Assets"). The Company, through one of its subsidiaries, also entered into a service contract with Fairway Investments Limited to cover the initial period following completion.

9.  WORKING CAPITAL
The Company is of the opinion that, having regard to existing cash resources, and available bank and other financing facilities, and taking into account the net proceeds of the Rights Issue, the Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

10. SUBSIDIARY UNDERTAKINGS OF WATERFORD WEDGWOOD
The Company is the ultimate holding company of the following subsidiaries:


                                    REGISTERED OFFICE AND COUNTRY OF
NAME                                INCORPORATION                     NATURE OF BUSINESS
MANUFACTURING
Waterford Crystal (Manufacturing)   Kilbarry, Waterford, Ireland      Crystal glass manufacturer
 Ltd

Josiah Wedgwood & Sons Ltd          Barlaston, Stoke-on-Trent,        Ceramic tableware/giftware
                                    England                           manufacturer

Rosenthal AG                        Selb, Germany                     Ceramic tableware/giftware
                                                                      manufacturer

All-Clad Metalcrafters LLC          Delaware, USA                     Cookware manufacturer

DISTRIBUTION

*Waterford Crystal Ltd              Kilbarry, Waterford, Ireland      Distributor

* Stuart & Sons Ltd                 Barlaston, Stoke-on-Trent,        Distributor
                                    England

Waterford Wedgwood Australia Ltd    Barlaston, Stoke-on-Trent,        Distributor
                                    England

Waterford Wedgwood Canada Inc.      Toronto, Canada                   Distributor

Waterford Wedgwood USA Inc.         New York, USA                     Distributor

Waterford Wedgwood Japan Ltd        Tokyo, Japan                      Distributor

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
                                    REGISTERED OFFICE AND COUNTRY OF
NAME                                INCORPORATION                     NATURE OF BUSINESS
DISTRIBUTION

Waterford Wedgwood Retail Ltd       Barlaston, Stoke-on-Trent,        Retailer
                                    England

Josiah Wedgwood & Sons (Exports)    Barlaston, Stoke-on-Trent,        Exporter
 Ltd                                England

Josiah Wedgwood (Malaysia) Sdn      Kuala Lumpur, Malaysia            Retailer
 Bhd

Waterford Wedgwood Trading          Singapore                         Distributor
 Singapore Pte. Ltd

Waterford Wedgwood (Taiwan) Ltd     Taipei, Taiwan                    Distributor

Wedgwood GmbH                       Selb, Germany                     Sales office

W/C Imports Inc.C                   California, USA                   Linen distributor

All-Clad Switzerland GmbH           Switzerland                       Distributor

Spring USA Corporation              Delaware, USA                     Distributor

Cashs Mail Order Limited            Kilbarry, Waterford               Distributor

FINANCE

Statum Limited                      Barlaston, Stoke-on-Trent,        Finance
                                    England
OTHER

* Waterford Wedgwood U.K. plc       Barlaston, Stoke-on-Trent,        Subsidiary holding company
                                    England

Wedgwood Ltd                        Barlaston, Stoke-on-Trent,        Subsidiary holding company
                                    England

Waterford Wedgwood Inc.             Delaware, USA                     Subsidiary holding company

* Waterford Glass Research and      Kilbarry, Waterford, Ireland      Research and development
  Development Ltd

* Waterford Wedgwood Employee       St. Helier, Jersey                Trustee company
  Share Ownership Plan (Jersey) Ltd

Waterford Wedgwood GmbH             Selb, Germany                     Subsidiary holding company

All-Clad Holdings Inc.              Canonsburg, USA                   Subsidiary holding company

* Waterford Wedgwood Linens Inc.    Delaware, USA                     Subsidiary holding company

Ashling Corporation                 California, USA                   Subsidiary holding

Immediate subsidiaries of Waterford Wedgwood plc are marked*. With the exception of Rosenthal AG, where the Group owns 89.8%, Ashling Corporation, where the Group owns 86.5% and Spring USA Corporation, where the Group owns 60%, all subsidiary companies are 100% owned. All companies operate primarily in their country of incorporation with the exception of Waterford Wedgwood Australia Ltd which operates in Australia.


11. LEGAL PROCEEDINGS
There are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Waterford Wedgwood is aware) which may have, or have had during the 12 months immediately preceding the date of this document, a significant effect on the Group's financial position.

12. SIGNIFICANT CHANGES
Save for the Refinancing Transactions referred to in the section so entitled in
Part 1 of this document, there has been no significant change in the financial or trading position of the Group since 30 September, 2003, the date to which the Group's latest consolidated financial statements were published (being the unaudited interim results for the six months ended 30 September, 2003).


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13.  CONSENTS
(a) PricewaterhouseCoopers, George's Quay, Dublin 2, Ireland have given and not withdrawn their written consent to the issue of this document with the inclusion herein in Parts 3 and 4 of their report and references thereto and to their name in the form and context in which they appear and have also authorised the content of their reports in Part 3 and Part 4 of this document for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001 of the United Kingdom.

(b) Davy Stockbrokers of Davy House, 49 Dawson Street, Dublin 2, Ireland, which is regulated in Ireland by the Irish Financial Services Regulatory Authority, has given and not withdrawn its written consent to the issue of this document with the inclusion herein of its name, and references thereto in the form and context in which they appear.

(c) Davy Corporate Finance Limited of Davy House, 49 Dawson Street, Dublin 2, Ireland, which is regulated in Ireland by the Irish Financial Services Regulatory Authority, has given and not withdrawn its written consent to the issue of this document with the inclusion herein of its name, and references thereto in the form and context in which they appear.

14.  PRINCIPAL INVESTMENTS
No principal investments are being or are proposed to be made by the Company or by any member of the Group. No firm commitments to make significant future investments have been made by the Directors.

15.  GENERAL
(a) Prior to 2002, the fiscal year of Waterford Wedgwood ended on 31 December and the last full such fiscal year was the year ended 31 December, 2001. Thereafter the Group changed its fiscal year end to 31 March in recognition of the Group's historic seasonal weighting towards the last six months of the calendar year, particularly the Thanksgiving and Christmas holiday seasons in November and December, and to provide a more balanced view of the Group's services and financial performance and enable management to more effectively plan the Group's business.

     The audited consolidated financial statements and annual accounts of the Company as at and for the years ended 31 December, 2000 and 31 December, 2001, as at and for the three months ended 31 March, 2002 and as at and for the year ended 31 March, 2003, upon which unqualified reports have been given, have been audited by PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, George's Quay, Dublin 2, Ireland.

(b) The total costs and expenses of and incidental to the Rights Issue payable by the Company (including registration, the costs of printing, advertising and distributing this document, capital duty on the issue of the New Ordinary Shares comprised in the Rights Issue Units, legal and accountancy fees and underwriting and/or sub-underwriting commission of 2.625% of the value of the Rights Issue (assuming an underwriting commitment period of no more than forty-nine days, i.e. 2.25% for the first twenty-eight days and a further 0.125% for each seven day period (or part thereof) thereafter) are estimated to be (eurodollar)2.8 million (exclusive of value added tax). Approximately (eurodollar)0.4 million of this amount is payable to financial intermediaries.

(c)  The Secretary of the Company is Patrick Dowling, Kilbarry, Waterford,
     Ireland.

(d) The Company's registrars and receiving agents for the Rights Issue are Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland.

(e) No shares of the Company are currently in issue with a fixed date on which entitlements to a dividend arises and there are no arrangements in force whereby future dividends are waived or agreed to be waived.

(f) The Company has no convertible debt securities, exchangeable debt securities or debt securities with warrants in issue.

(g) There were no interruptions in the Group's business in the last twelve months which may have or had a significant effect on the Group's financial position.

(h) None of the Rights Issue Units have been marketed or are available in whole or in part to the public in conjunction with the application for Admission, save under the terms of the Rights Issue.


(i) The Rights Issue has been fully underwritten by Davy Stockbrokers, whose principal place of business is Davy House, 49 Dawson Street, Dublin 2, Ireland.


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(j)  Having carefully considered the benefits to the Company of competitive tendering of sub-underwriting commissions, the Directors have concluded that any such tendering process would be unlikely to result in any significant benefit to the Company and would, therefore, not be appropriate in connection with the Rights Issue.

(k) Save for the financial information as referred to in section 15(a) above, no other information in this document has been audited by the Group's auditors, PricewaterhouseCoopers.

(l) Waterford Crystal Limited ("WCL") is the subject of a summons issued by the Environmental Protection Agency in respect of purported offences under environmental law at facilities at Waterford. Many of the offences are of an administrative and housekeeping nature (i.e., reporting) and the factors that caused these offences to arise have already been rectified. WCL has been engaged in a review of its environmental procedures, practices and systems prior to the issuance of the summons and is in the process of rectifying the factors that caused the other offences to arise. The costs of such rectification, which are not expected to be material, are included in the current capital budget of the Group.

(m) As at 25 November, 2003 (the latest practicable date prior to the publication of this document), Davy Corporate Finance Limited, being the company directly involved in the sponsorship activities of Davy in relation to the Rights Issue, and directors and employees of Davy directly involved in such sponsorship activities, were interested in 10,558 Existing Stock Units in aggregate, representing 0.001% of the Existing Issued Share Capital.

16. GENERAL INFORMATION RELATING TO WATERFORD WEDGWOOD UK
Waterford Wedgwood UK is an intermediate holding company, registered in the United Kingdom (Number 2058427), the ultimate parent company of which is Waterford Wedgwood. Waterford Wedgwood UK will be the issuer of 213,640,119 New Income Shares, which together with the 213,640,119 New Ordinary Shares to be issued by Waterford Wedgwood, make up the 213,640,119 New Stock Units to be issued under the Rights Issue. Information required to be disclosed on Waterford Wedgwood UK pursuant to the Listing Rules and pursuant to section 79 of FSMA is as set out below. This information takes account of the fact that Waterford Wedgwood UK is not independent but is a subsidiary of Waterford Wedgwood whose financial affairs are therefore fully consolidated into those of the Waterford Wedgwood Group and the businesses of whose subsidiaries are fully integrated with those of Waterford Wedgwood UK's other subsidiaries.

(a) The directors of Waterford Wedgwood UK, whose names and business addresses are set out below, accept responsibility for the information contained in this document relating to Waterford Wedgwood UK. To the best of the knowledge and belief of the directors of Waterford Wedgwood UK (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b)  The directors of Waterford Wedgwood UK are as follows:

     Peter John Goulandris, Chairman
     Richard Anthony Barnes *
     Andrew Elsby-Smith *
     Christopher John McGillivary *
     Patrick Redmond O'Donoghue *
     Lady Chryss O'Reilly
     Dr Francis Alan Wedgwood
     Lord Piers Wedgwood *

     * denotes executive director

     The Secretary of Waterford Wedgwood UK is Patrick Dowling. The business address of Mr Andrew Elsby-Smith is at the registered address of Waterford Wedgwood UK, being at Barlaston, Stoke-on-Trent, Staffordshire ST12 9ES, United Kingdom. The business address of all the other directors of Waterford Wedgwood UK is as set out in section 5(a) of this Part 5. There is no information required to be disclosed in relation to Mr. Andrew Elsby-Smith under paragraph 6F2 (b) to (g) of the Listing Rules.

(c) Mr Andrew Elsby-Smith is interested in 16,731 Stock Units (and therefore in that number of Income Shares) and holds options over 349,650 Stock Units that are exercisable between 24 May, 1999 and 8 November, 2011 at option prices between (pounds sterling)0.235 and (pounds sterling)0.99. The interests of the other directors of Waterford Wedgwood UK in Income Shares, as shown in the register of directors interests maintained for


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     the purpose of section 325 of the Companies Act 1985 of the United Kingdom, all of which are comprised in Stock Units, are as shown in section 5(b) of this Part 5.

(d) Mr Richard Barnes and Mr Andrew Elsby-Smith each hold one ordinary share in Waterford Wedgwood UK. A further one ordinary share in Waterford Wedgwood UK is jointly held by Mr Richard Barnes and Waterford Wedgwood. The balance of the issued ordinary share capital of Waterford Wedgwood UK (being 181,601,766 ordinary shares) is held by Waterford Wedgwood.

(e)  As at the date of this document, with the exception of those described in section 5(g) of Part 5 of this document, there are no existing or proposed Director's service contracts (as defined in the Listing Rules) between a member of the Group and any of the directors of Waterford Wedgwood UK, nor are there any equivalent arrangements regulating the terms and conditions of their employment.

(f) The aggregate remuneration (including pension contributions and benefits in kind) of the directors of Waterford Wedgwood UK for the year ended 31 March, 2003 amounted to (pounds sterling)1,480,000, of which (pounds sterling)5,000 was due to Mr Goulandris and was waived by him.

(g) Waterford Wedgwood UK is wholly owned by Waterford Wedgwood except for Income Shares held directly by Stockholders of Waterford Wedgwood and except for the ordinary shares in Waterford Wedgwood UK held as disclosed in sub-section (d) of this section 16.

(h) (i) The authorised share capital and the issued and fully paid share capital of Waterford Wedgwood UK as at the date of this document, is as shown in Table 1 in section 2 of this Part 5.

     (ii) Following the Rights Issue, the authorised, issued and fully paid share capital of Waterford Wedgwood UK will be as shown in Table 2 in section 2 of this Part 5.

    (iii) No options have been granted over the ordinary share capital of Waterford Wedgwood UK.

     (iv) By a special resolution passed on 20 October, 2003 the pre-emption rights pursuant to section 89(1) of the Companies Act 1985 of the United Kingdom were disapplied and the directors of Waterford Wedgwood UK were empowered to allot equity securities (as defined in section 94 of that Act) in connection with a rights issue and otherwise than on a rights issue up to a maximum nominal amount of Stg (pounds sterling)9,599,558.75.

          By an ordinary resolution passed on 20 October, 2003 the directors of Waterford Wedgwood UK were unconditionally authorised pursuant to section 80 of the Companies Act 1985 of the United Kingdom to allot 1,276,960,009 Income Shares of Stg1p each during the period ending on the earlier of the conclusion of the next annual general meeting of Waterford Wedgwood UK and the date falling 15 months after the passing of the resolution.

(i) A summary of the memorandum and articles of association of Waterford Wedgwood UK is as set out below. The terms of, and rights associated with, the Income Shares is as set out in section 3(B) of this Part 5.

    (i)   Voting
          The ordinary shares of Waterford Wedgwood UK entitle the holders thereof to attend and vote at any general meeting of Waterford Wedgwood UK and on a show of hands every holder of ordinary shares who is present in person has one vote and on a poll every such holder who is present in person or by proxy has one vote for each ordinary share of which he is the holder.

    (ii)  Income
          The ordinary shareholders in Waterford Wedgwood UK are entitled to such dividends as may be declared on such shares.

   (iii)  Capital
          On a return of capital on a winding-up or otherwise (other than on conversion, redemption or purchase of shares) the holders of the ordinary shares are entitled after any payment to the holders of any other class of shares to the balance of the surplus assets of Waterford Wedgwood UK to be distributed among such holders of ordinary shares rateably according to the number of such shares held by them respectively.

    (iv)  Transfer
          The ordinary shares are transferable by instrument of transfer in any common or usual form. The Directors may decline to register any instrument of transfer unless the instrument of transfer is in


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          respect of only one class of share and is lodged at the place where the register of Waterford Wedgwood UK is situated, accompanied by the relevant share certificate and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The same instrument of transfer may include the same number of Income Shares and Ordinary Shares.

(j) The provisions of section 89(1) of the Companies Act 1985 of the United Kingdom (which to the extent not disapplied pursuant to section 95 of the Companies Act 1985 confer upon shareholders rights of pre-emption in respect of the allotment of equity securities which are or are to be paid up in cash) apply to the balance of the authorised but unissued share capital of Waterford Wedgwood UK, which is not the subject of the disapplications referred to in paragraph (h)(iv) above.

(k)  Taxation of Waterford Wedgwood UK dividends
     Information in relation to United Kingdom taxation is given in section 6 of
     Part 2 of this document.

(l) The registered office and principal place of business of Waterford Wedgwood UK is at Barlaston, Stoke-on-Trent, Staffordshire ST12 9ES, United Kingdom.

(m) Waterford Wedgwood UK was incorporated in England as Dayoffer public limited company under the Companies Act 1985 of the United Kingdom on 25 September, 1986 and changed its name to Waterford Wedgwood Holdings plc on 21 October, 1986 and Waterford Wedgwood UK plc on 2 October, 1989.

(n) The registrars of Waterford Wedgwood UK are Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland.

(o) The auditors of Waterford Wedgwood UK are PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors, Donington Court, Pegasus Business Park, Castle Donington, East Midlands, DE74 2UZ, United Kingdom.

(p) Consolidated accounts for Waterford Wedgwood UK, as at and for the years ended 31 December, 2000 and 31 December, 2001 and as at and for the three months ended 31 March, 2002, upon which unqualified reports have been given, have been audited by PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, Donington Court, Pegasus Business Park, Castle Donington, East Midlands DE74 2UZ, United Kingdom. On 1 January, 2003 PricewaterhouseCoopers transferred their business to a limited liability partnership PricewaterhouseCoopers LLP, following which PricewaterhouseCoopers resigned and the directors of Waterford Wedgwood UK appointed PricewaterhouseCoopers LLP as auditors. Consolidated accounts for Waterford Wedgwood UK as at and for the year ended 31 March, 2003, upon which an unqualified report has been given, have been audited by PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors, Donington Court, Pegasus Business Park, Castle Donington, East Midlands, DE74 2UZ, United Kingdom.

17. AVAILABLE INFORMATION
Waterford Wedgwood is currently subject to the reporting requirements of the Exchange Act and, in accordance therewith, currently files reports and other information with the SEC. For so long as Waterford Wedgwood is subject to the reporting requirements of the Exchange Act, Waterford Wedgwood will (i) file with the SEC an annual report on Form 20-F within 6 months after the end of the Group's fiscal year, and (ii) furnish to the SEC on Form 6-K information, promptly after such information is made public, (a) which Waterford Wedgwood makes or is required to make public pursuant to the laws of Ireland, (b) which it files or is required to file with the Irish Stock Exchange, the UK Listing Authority or the London Stock Exchange and which information is made public by such exchange, (c) which it distributes or is required to distribute to the Group's securityholders. These reports and other information can be inspected and copied at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Waterford Wedgwood's reports on Form 20-F and Form 6-K filed with, or furnished to, the SEC after 25 January, 2003 are available on the SEC website at www.sec.gov.

18. DOCUMENTS AVAILABLE FOR INSPECTION
Copies of the documents referred to below will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of William Fry Solicitors, Fitzwilton House, Wilton Place, Dublin 2, Ireland and Clifford Chance LLP, 10 Upper Bank Street, Canary Wharf, London E14 5JJ, United Kingdom from the date of this document up to and including 24 December, 2003.


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(a)  the Memorandum and Articles of Association of the Company;

(b)  the Memorandum and Articles of Waterford Wedgwood UK;

(c) the audited consolidated financial statements of the Company for the two years ended 31 December, 2000 and 31 December, 2001, the three months ended 31 March, 2002 and the year ended 31 March, 2003;

(d) the audited consolidated financial statements of Waterford Wedgwood UK for the two years ended 31 December, 2000 and 31 December, 2001, the three months ended 31 March, 2002 and the year ended 31 March, 2003;

(e)  the Company's annual report on Form 20-F for the year ended 31 March, 2003;

(f)  the Interim Results, which are reproduced in Part 3 of this document;

(g) the rules of the Share Option Schemes and of the Employee Participation Schemes;

(h)  the Red Herring Offering Memorandum and the Offering Memorandum;

(i) the report on the pro forma statement of net assets by PricewaterhouseCoopers contained in Part 4 of this document;

(j)  the Directors' service contracts referred to in section 5(g) of this Part
     5;

(k)  the material contracts referred to in section 8 of this Part 5;

(l)  the written consents referred to in section 13 of this Part 5;

(m)  a draft of the Provisional Allotment Letter; and

(n)  this document.


Dated: 1 December, 2003

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                                  DEFINITIONS
--------------------------------------------------------------------------------
The following definitions apply throughout this document unless the context otherwise requires or unless it is otherwise specifically provided:

"Act"                               the Companies Act 1963 of Ireland and every statutory extension, modification or re-enactment thereof from time to time;

the "1983 Act"                      the Companies (Amendment) Act 1983 of Ireland and every
                                    statutory, extension, modification or re-enactment thereof from time to time in force;

the "1990 Act"                      the Companies Act 1990 of Ireland and every statutory extension, modification or re-enactment thereof from time to time in force;

"ADR"                               American Depositary Receipts, evidencing the ADSs;

"ADS"                               American Depositary Shares, each representing 10 Stock Units, in which trading takes place in the US over the counter on the basis of prices quoted by NASDAQ;

the "1996 Regulations" or the       the Companies Act 1990 (Uncertificated Securities) Regulations
 "Regulations"                      1996 of Ireland (S.I. No 68 of 1996);

"Admission"                         the admission of the Rights Issue Units, nil paid, to the Official List of the Irish Stock Exchange and the Official List of the UK Listing
                                    Authority and to trading on the respective main markets for listed securities of the Irish Stock Exchange and the London Stock
                                    Exchange becoming effective in accordance with the Listing Rules;

"Amended Existing Note              the amendments to a series of substantially identical note purchase
 Purchase Agreements"               agreements dated 18 November, 1998 entered into by the Company and certain of its subsidiaries, details of which are set out in the section 7 of Part 5 of this document;

"Amended Revolving Credit           the amendment to the Original Credit Facility entered into by the
 Facility"                          Company and certain of its subsidiaries on 26 November, 2003, details of which are set out in the section 7 of Part 5 of this document;

"Articles"                          the Articles of Association of the Company;

"Australia"                         the Commonwealth of Australia, its states, territories and possessions;

"Board" or "Directors"              the board of directors of the Company whose names are set out on page 8 of this document;

"Bilateral Facilities"              the Group's bilateral facilities, details of which, including the amendment thereto, are set out in section 7 of Part 5 of this document;

"Business Day"                      any day (other than a Saturday or Sunday) on which lending banks in Dublin and London are open for business;

"Canada"                            Canada, its provinces and territories and all areas subject to its jurisdiction and any political subdivision thereof;

"CCSS"                              the CREST Courier and Sorting Service established by CRESTCo to facilitate, inter alia, the deposit and withdrawal of securities;

"certificated" or "certificated     not in uncertificated form;
 form"

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
"Closing Date"                      9.30 a.m. on 24 December, 2003, the latest date for acceptance and payment in full under the Rights Issue;

"CREST"                             the relevant system for the paperless settlement of trades and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations;

"CRESTCo"                           CRESTCo Limited, the operator of CREST;

"CREST Manual"                      the rules governing the operation of CREST, consisting of the
                                    CREST Reference Manual, CREST International Manual, CREST
                                    Central Counterparty Service Manual, CREST Rules, Registrars
                                    Service Standards, Settlement Discipline Rules, CCSS Operations
                                    Manual, Daily Timetable, CREST Application Procedures and
                                    CREST Glossary of Terms (all as defined in the CREST Glossary of Terms promulgated by CRESTCo on 15 July, 1996 and as
                                    amended since that date);

"CREST member"                      a person who has been admitted by CRESTCo as a system-member
                                    (as defined in the 1996 Regulations);

"CREST participant"                 a person who is, in relation to CREST, a system-participant (as defined in the 1996 Regulations);

"CREST personal member"             a CREST member admitted to CREST as a CREST personal
                                    member;

"CREST Regulations"                 the Uncertificated Securities Regulations 2001 of the United
                                    Kingdom (SI 2001 No. 3755);

"CREST sponsor"                     a CREST participant admitted to CREST as a CREST sponsor;

"CREST sponsored member"            a CREST member admitted to CREST as a sponsored member
                                    (which includes all CREST personal members);

"Daily Official List"               the Daily Official List of the Irish Stock Exchange and/or, as
                                    appropriate, the Daily Official List of the London Stock Exchange;

"Davy Corporate Finance" or         Davy Corporate Finance Limited;
 "DCF"

"Davy Stockbrokers"                 J&E Davy, trading as Davy Stockbrokers;

"DWT"                               Dividend Withholding Tax, as provided for at section 172 of the
                                    Taxes Consolidation Act 1997;

"EBITDA"                            earnings before interest, tax, depreciation and amortisation;

"Employee Participation             the 1995 Irish Profit Sharing Scheme; the Employee Share
 Schemes"                           Ownership Plan and the Share Incentive Plan 2002;

"Enlarged Issued Share Capital"     the Existing Issued Share Capital together with the Rights Issue
                                    Units;

"EU"                                European Union;

"Exchange Act"                      the United States Securities and Exchange Act of 1934 (as
                                    amended);

"Existing Issued Share Capital"     the 783,347,110 Stock Units comprised of 783,347,110 Ordinary
 or "Existing Stock Units"          Shares and 783,347,110 Income Shares in issue as at 25 November,
                                    2003 (being the latest practicable date prior to publication of this document);

"Existing Stockholders" or          holders of Existing Stock Units;
 "Existing Unitholders"

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                                       83
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
"FSMA"                             the Financial Services and Markets Act 2000 of the United
                                   Kingdom;

"Fully Paid Rights"                Rights Issue Units which are provisionally allotted to Qualifying
                                   Stockholders pursuant to the Rights Issue and which have been recorded in the register of the Company and Waterford Wedgwood
                                   UK as having been paid up at the Rights Issue Price;

"Guarantors"                       in the case of both the Amended Revolving Credit Facility and the
                                   Amended Existing Note Purchase Agreements, Waterford
                                   Wedgwood UK, Waterford Crystal Limited, All-Clad Holdings,
                                   Inc., Waterford Wedgwood USA., Inc., Wedgwood Limited,
                                   Waterford Crystal (Manufacturing) Limited, Waterford Wedgwood
                                   GmbH, Statum Limited, Waterford Wedgwood Retail Limited,
                                   Waterford Wedgwood Japan Limited, Josiah Wedgwood & Sons
                                   Limited, WW Inc., Waterford Wedgwood Finance Inc, Waterford
                                   Wedgwood Holdings, Inc, Waterford Wedgwood Inc., Stuart &
                                   Sons Limited, Josiah Wedgwood & Sons (Exports) Limited,
                                   All-Clad Metal Crafters LLC, Clad Metals LLC and Clad Holdings
                                   Corp and such other entities as may become guarantors under the terms of the Amended Revolving Credit Facility and the Amended
                                   Existing Note Purchase Agreements;

"Income Shares"                    non-voting shares of nominal value Stg1p each in the capital of
                                   Waterford Wedgwood UK p.l.c. issued with and tied to each
                                   Ordinary Share, which entitle Stockholders to elect to receive dividends paid from UK sourced profits;

"Intercreditor Agreement"          the agreement dated 26 November, 2003 between the Company
                                   and Guarantors and the lenders under the Amended Revolving
                                   Credit Facility, details of which are set out in section 7 of Part 5 of this document;

"Interim Results"                  the unaudited consolidated interim results of the Company for the six months ended 30 September, 2003 published on 14 November,
                                   2003 and reproduced in Part 3 of this document;

"Ireland"                          the island of Ireland, excluding Northern Ireland, and the word
                                   "Irish" shall be construed accordingly;

"Issue Price" or "Rights Issue     (eurodollar)0.18 per Rights Issue Unit, being the price at which the Rights
 Price"                            Issue Units are agreed to be issued;

"Irish Stock Exchange"             The Irish Stock Exchange Limited;

"Japan"                            Japan, its possessions and territories and all areas subject to its jurisdiction or any political subdivision thereof;

"Listing Particulars" or           this document;
 "Prospectus"

"Listing Rules"                    the listing rules of the Irish Stock Exchange and/or where appropriate the Listing Rules of the UK Listing Authority;

"London Stock Exchange"            London Stock Exchange plc;

"Make Whole"                       a provision that allows a borrower to make an early repayment of fixed rate term debt. The borrower will be required to make an additional payment (the "Make Whole premium") that is derived from a formula based on the net present value of the future debt payments;

"member account ID"                the identification code or number attached to any member account in CREST;

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                                       84
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
"NASDAQ"                              the National Association Securities Dealers Automated Quotation;

"Net Debt"                            total debt less short term deposits and cash;

"New Income Shares"                   213,640,119 new Income Shares proposed to be issued as part of the Rights Issue;

"New Ordinary Shares"                 213,640,119 new Ordinary Shares proposed to be issued as part of the Rights Issue;

"Nil Paid Rights"                     the Rights Issue Units in nil paid form provisionally allotted to
                                      Qualifying Stockholders pursuant to the Rights Issue;

"Offering Memorandum"                 the document dated 27 November, 2003 issued by Waterford
                                      Wedgwood in connection with the offering of the Subordinated
                                      Bonds;

"Official List(s)"                    the official list of the Irish Stock Exchange and/or, as appropriate, the official list maintained by the UK Listing Authority;

"Option Holder(s)"                    holders of options under the Share Option Schemes;

"Ordinary Shares"                     ordinary shares of nominal value (eurodollar)0.06 each in the capital of the
                                      Company;

"Original Credit Facility"            a multi-currency credit facility under which approximately
                                      (eurodollar)340.0 million is expected to be outstanding immediately prior to repayment;

"Overseas Stockholders"               Stockholders who are resident in, or who are citizens of, or who have registered address in, territories other than Ireland or the
                                      United Kingdom;

"participant ID"                      the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant;

"Private Placement Notes" or          US$95.0 million guaranteed senior private placement notes issued
 "Existing Notes"                     in November, 1998 due November, 2018 and issued by Waterford
                                      Wedgwood Finance, guaranteed by Waterford Wedgwood and
                                      certain other subsidiaries of Waterford Wedgwood and which, prior to the implementation of the Amended Existing Note
                                      Purchase Agreements, bore a coupon of 8.75%;

"Provisional Allotment Letter(s)"     the renounceable provisional allotment letter despatched to
 or "PAL"                             Qualifying Non-CREST Stockholders (other than certain Overseas
                                      Stockholders) with this document pursuant to the Rights Issue;

"Qualifying Stockholders"             holders of Ordinary Shares on the register of members of the
                                      Company and holders of Income Shares on the register of members of Waterford Wedgwood UK at the Record Date, with the
                                      exception of certain Overseas Stockholders;

"Qualifying CREST                     Qualifying Stockholders whose Existing Stock Units on the register
 Stockholders"                        of members of the Company and on the register of members of
                                      Waterford Wedgwood UK at the close of business on the Record
                                      Date are in uncertificated form (save as otherwise provided in section 7 of Part 2 of this document;

"Qualifying Non-CREST                 Qualifying Stockholders whose Stock Units on the register of
 Stockholders"                        members of the Company and on the register of members of
                                      Waterford Wedgwood UK at the close of business on the Record
                                      Date are in certificated form;

"Record Date"                         6.00 p.m. on 25 November, 2003;

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                                       85
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
"Red Herring Offering             the draft document dated 14 November, 2003 which was subject to
 Memorandum"                      completion and which included indicative information on the
                                  Subordinated Bonds;

"Refinancing Transactions" or     the arrangements detailed in the section of Part 1 of this document
 "Refinancing"                    entitled "Refinancing Transactions", being the issue of the
                                  Subordinated Bonds, the entry into the Amended Revolving
                                  Credit Facility, the entry into the Amended Existing Note Purchase
                                  Agreements certain amendments to the Group's other senior debt facilities (the Rosenthal Facilities and the Bilateral Facilities) and
                                  the Rights Issue;

"Rights"                          rights to acquire Rights Issue Units in the Rights Issue;

"Rights Issue"                    the fully underwritten, issue to Qualifying Stockholders of Rights
                                  Issue Units by way of Rights of 3 Rights Issue Units for every 11
                                  Existing Stock Units held on the Record Date, on the terms and subject to the conditions contained or referred to in this document and in the Provisional Allotment Letter;

"Rights Issue Units" or "New      the 213,640,119 Stock Units to be issued pursuant to the Rights
 Stock Units"                     Issue;

"Rosenthal"                       Rosenthal Aktiengessellschaft, a subsidiary of the Company;

"Rosenthal Facilities"            the credit facilities of Rosenthal, details of which, including the amendments thereto, are set out in section 7 of Part 5 of this document;

"SEC"                             the US Securities and Exchange Commission;

"Securities Act"                  United States Securities Act of 1933, as amended;

"Share Options" or "Options"      options granted pursuant to the terms of the Share Option
                                  Schemes;

"Share Option Scheme(s)"          the Group's share option schemes comprising the Executive Share
                                  Option Scheme, the Group Share Option Scheme 1995, the 1996
                                  Approved Group Share Option Scheme, the Savings-Related
                                  Share Option Scheme 1995 and the Irish and International Savings
                                  Related Share Option Scheme 1996;

"Stockholder(s)"                  holders of Stock Units;

"stock account"                   an account within a member account in CREST to which a holding of a particular share or other security in CREST is credited;

"Stock Exchanges"                 the Irish Stock Exchange and the London Stock Exchange;

"Stock Unit"                      one Ordinary Share in respect of which the holder thereof has made or is entitled to make an election for a dividend pursuant to the Articles of Association of the Company and one Income Share
                                  held by the same holder which ranks for dividend (if any) when such an election is in force;

"Subordinated Bonds"              9 7/8% Subordinated Bonds due 2010 issued by Waterford Wedgwood in the principal amount of (eurodollar)166,028,000 and the gross proceeds of which are (eurodollar)165,000,286.68;

"subsidiary"                      shall be construed in accordance with the Act;

"subsidiary undertakings"         shall have the meaning given by the European Communities
                                  (Companies) (Group Accounts) Regulations 1992;

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                                       86
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
"uncertificated" or in               Stock Units recorded on the Company's register as being held in
 "uncertificated form"               uncertificated form, and title to which, by virtue of the Regulations, may be transferred by means of an instruction issued in accordance with the rules of CREST;

"Underwriter"                        Davy Stockbrokers;

"Underwriting Agreement"             the agreement dated 14 November, 2003 between the Company, the Executive Directors of the Company (as defined therein) and
                                     Davy Stockbrokers, details of which are set out in section 8(ii) of
                                     Part 5 of this document;

"Unitholder(s)" or "Stockholder"     a holder or holders of Stock Units;

"UK" or "United Kingdom"             the United Kingdom of Great Britain and Northern Ireland and,
                                     for the purposes of the sterling payment option under the Rights
                                     Issue only, also the Channel Islands and the Isle of Man;

"UK Domicilory"                      an individual who has a UK tax domicile;

"UK Listing Authority" or            the Financial Services Authority acting in its capacity as the
 "UKLA"                              competent authority for the purposes of Part VI of the FSMA;

"US" or "United States"              the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia and
                                     all other areas subject to the jurisdiction of the United States of
                                     America;

"Waterford Wedgwood" or "the         Waterford Wedgwood plc;
 Company"

"Waterford Wedgwood Finance"         Waterford Wedgwood Finance, Inc., an indirect US subsidiary of
                                     Waterford Wedgwood;

"Waterford Wedgwood Group"           Waterford Wedgwood and its subsidiary undertakings; and
 or "the Group"

"Waterford Wedgwood UK"              Waterford Wedgwood U.K. plc.

NOTES:

(i) Unless otherwise stated in this document, all reference to statutes or other forms of legislation shall refer to statutes or forms of legislation of Ireland. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

(ii) The symbols "(eurodollar)" and "c" refer to euro and euro cent respectively, the lawful currency of Ireland pursuant to the provisions of the Economic & Monetary Unit Act 1998. The symbols "Stg (pounds sterling)" or " (pounds sterling)" or "p" refer to sterling and the symbols "US$" or "$" refer to US dollars.

(iii) Words importing the singular shall include the plural and vice versa and words importing the masculine gender shall include the feminine or neutral gender.


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